Form 10-K, Exhibit 13
COMPUTER PRODUCTS INC
filed 1995-03-24
CIK 23071

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

1994 OVERVIEW

  The Company's 1994 results of operations reflect significantly improved performance across each of its businesses compared to fiscal 1993, producing sales growth of 25% and net income at more than double 1993 levels.

  The following table summarizes the Company's sales performance by product category (amounts in 000s):

                         1994       1993        1992
Power Conversion        $117,995   $ 94,501   $ 77,527
Industrial Automation     18,607     13,236     20,032
Computer Systems          18,198     16,053     17,240
                        --------   --------   --------
Total                   $154,800   $123,790   $114,799
                       ==========  =========  ========

 The increase in sales was achieved as the Company further established itself in its served markets as a value added supplier, delivering high quality products and services to its customers. The Company's focus on high growth market sectors in the communications and networking industries positively impacted sales by its Power Conversion and Computer Systems divisions, as these sectors experienced considerable growth during 1994. Additionally, sales to the utility sector by Industrial Automation recovered from the depressed levels seen in 1993.

  While volumes increased, gross margin as a percentage of sales declined from 39.1% in 1993 to 36.9% in 1994. This decrease resulted primarily from a shift in strategic emphasis towards higher volume Original Equipment Manufacturer (OEM) business, with inherently lower profit margins, and significant production start-up costs associated with increased sales of the Company's high density converter product.

  The effect on operating income of the reduction in gross margin percentage was offset by limited expense growth as a result of the Company's continuing efforts to manage operating expenses relative to gross margin levels, and the cost benefits generated as a result of the restructuring activities announced in the fourth quarter of 1993.
Consequently, total operating expenses (excluding restructuring charges) as a percentage of sales decreased from 34% in 1993 to 29% in 1994, while operating income improved to 8.1% of sales from 5.6% (excluding restructuring) in 1993.

  Results of operations for 1993 included a restructuring charge of $3.0 million ($2.2 million after taxes) and a $2.3 million benefit from the cumulative effect of changes in accounting principles. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, `Accounting for Income Taxes,''and SFAS No. 112, ``Employers' Accounting for Post Employment Benefits,''in the first quarter of 1993, which required the Company to record a non-recurring benefit of $2.3 million, or $0.11 per share.

1994 COMPARED TO 1993

  SALES increased by 25% in 1994 and order backlog increased by 15% from $32.3 million at December 1993 to $37.0 million at December 1994. The growth in sales resulted from a $23.5 million (25%) increase in Power Conversion sales, a $5.4 million (41%) increase at Industrial Automation, and a $2.1 million (13%) increase at Computer Systems.

  Power Conversion sales increased over 1993 primarily due to two factors: strong growth in the European business and increased worldwide demand from OEMs particularly in the communications and networking market sectors. The Company's European Power Conversion business recorded a 49% increase in sales over 1993 driven by growth in both its OEM and distribution sales channels. On a worldwide basis, the Company's focus on tailoring its product and service offerings to match the needs of customers in the communications and networking sectors proved successful, enabling the Company to participate in the strong growth seen in those markets during 1994.

  In the other geographical areas served, North American sales increased 20% over 1993 on strong OEM and distributor sales channel performance, while sales to customers in Asia and the Pacific Rim decreased due to continuing government economic controls to curb inflation in China, the Company's largest Asian marketplace.

  In 1995, Power Conversion will continue to focus on its selected markets and will invest significantly in standard product development to expand its range of product offerings. Management believes that the significant order backlog at the end of fiscal 1994 is an indicator of continuing sales growth in the coming year.

  Industrial Automation sales increased 41% over 1993 as the nuclear, utility and process industries recovered from the depressed levels encountered in the prior year, thereby increasing demand for Industrial Automation products. It is expected that the business will become less reliant on the cyclical utility and nuclear market sectors as the business focuses on developing new products and solutions for industrial applications during 1995.

  Computer Systems sales increased by 13% over 1993 on increased demand from many of its established OEM customers in product applications such as video-on-demand, machine vision and voice messaging. Several new products were released during the year including the Nitro60 based on Motorola's new MC 68060 microprocessor; the MIPS-based Laguna VME bus CPU boards; and the Daytona, Computer Systems' first integrated real-time workstation.

  In 1995, Computer Systems will release additional new products directed towards the communications and graphics market sectors. Computer Systems recorded strong fourth quarter orders to close 1994; however, revenue for 1995 is expected to be heavily dependent on the effective introduction of these new products.

  GROSS PROFIT for the year increased by $8.7 million on higher sales volume. However, gross profit as a percentage of sales declined from 39.1% for fiscal 1993 to 36.9% for fiscal 1994, primarily due to changes in mix within Power Conversion toward higher volume sales to OEM customers with inherently lower margins, and the impact from production costs associated with increased sales of the Company's high density converter product. These negative influences on gross margin exceeded benefits gained from lower production costs, as a result of the transition of North American Power Conversion manufacturing to overseas locations during 1994. Margins are expected to come under increasing pressure during 1995 due to the continuous pricing pressures in all of the Company's served markets, making it imperative that the Company's cost structure be continually improved.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percentage of sales declined steadily during 1994 to 22% compared to 26% in 1993, reflecting cost containment measures implemented by management to confine growth in expenses in light of the reduced gross margins. As the Company strives for a more efficient cost structure, management will continue to press for greater efficiencies in this area to strengthen the Company's competitive position.

  RESEARCH AND DEVELOPMENT EXPENSES increased by 16% over 1993 as the Company continued to invest in new product development in each of its businesses. The Company views continued investment in research and development to be critical to its future growth and competitiveness, and is committed to significantly increased standard product development and an accelerated level of new standard and custom product releases in the coming year.

  OPERATING EXPENSES as a percentage of sales declined to 29% in 1994 from 34% a year ago (excluding the $3.0 million pretax restructuring charge). As a result, despite the decline in gross profit as a percentage of sales, OPERATING INCOME rose to 8.1% of sales from 5.6% (excluding the restructuring charge) in 1993.

  FOREIGN EXCHANGE transaction losses of $60,000 were incurred in 1994 compared to gains of $317,000 in 1993, primarily as a result of remeasuring certain assets of the Company's European Power Conversion division into its functional currency, which was devalued during the first quarter of 1993.

  PROVISION FOR INCOME TAXES as a percentage of pretax income was 34% and 40% in 1994 and 1993, respectively. The effective tax rate for 1994 decreased primarily as a result of a reduction in the valuation allowance resulting from a higher than expected utilization of deferred tax assets. For additional information regarding income taxes, refer to pages 26 and 27 of the Notes to Consolidated Financial Statements.

1993 COMPARED TO 1992

  SALES for fiscal 1993 increased 8% over 1992 to $123.8 million. This growth resulted from a $17 million (22%) increase in Power Conversion sales, offset by reductions at Industrial Automation and Computer Systems of $6.8 million (34%) and $1.2 million (7%), respectively. Order backlog increased 26% from $25.6 million at December 1992 to $32.3 million at December 1993.

  Power Conversion sales growth resulted from increased sales to OEM customers in North America and Europe and improvements in distributor sales in North America. Market penetration of major OEM customers in the communications, computer and networking markets increased during the year.

  Industrial Automation sales decreased largely due to a capital spending slow-down in the nuclear, utility and process industries, while Computer Systems sales decreased as a result of weakness in demand from the division's OEM customer base.

  GROSS PROFIT as a percentage of sales declined from 44.4% in 1992 to 39.1% in 1993. This decrease reflected a shift in mix from higher margin business to lower margin Power Conversion sales, which increased as a percentage of total sales from 68% in 1992 to 76% in 1993; a shift in mix within Power Conversion towards lower margin, high volume OEM customers; and start-up costs of new products.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES decreased $3.1 million (9%) in 1993. Selling, general and administrative expenses as a percentage of sales decreased from 31% to 26%, reflecting both the higher dollar amount of sales and reduced expenses. The decline in expenses resulted from cost reduction measures implemented company-wide and the re-sizing of resources within Industrial Automation and Computer Systems to respond to the decrease in volumes.

  RESEARCH AND DEVELOPMENT EXPENSES increased approximately $500,000 and amounted to 7.6% of revenue versus 7.8% in 1992 as the Company continued to invest in new product development.

  RESTRUCTURING activities initiated in the fourth quarter of 1993 to eliminate low-volume, high-cost production lines in North America and expand manufacturing capacity abroad resulted in a charge of $3.0 million in fiscal 1993. For additional information regarding the Company's restructuring activities, refer to page 24 of the Notes to Consolidated Financial Statements.

  OTHER EXPENSES decreased $483,000 in 1993. Interest expense decreased $603,000 as a result of savings generated by the Company's repurchase of $4.0 million of its Convertible Subordinated Debentures in late 1992. Interest income decreased $563,000 due to a reduction in average cash and equivalents balances during 1993. Foreign exchange transaction gains of $317,000 were generated during 1993 from remeasurement of certain assets of the Company's European division into its functional currency, which was devalued during the first quarter of 1993.

  PROVISION FOR INCOME TAXES as a percentage of pretax income was 40% and 43% in 1993 and 1992, respectively. The effective tax rate for 1993 decreased due to a favorable change in the pattern of earnings between domestic and overseas operations, which are taxed at lower foreign rates.

  CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES of $2.3 million includes a benefit of $3.1 million ($0.15 per share) from the adoption of SFAS No. 109 and a charge of $0.8 million ($0.04 per share), net of income tax benefits, from the adoption of SFAS No. 112. These amounts represent the impact of adoption related to fiscal years before 1993. The effect of these changes on income before income taxes was not material. Prior years financial statements have not been restated to apply the provisions of these statements.

OTHER

  In fiscal 1995, the Company is required to adopt the provisions of Statements of Financial Accounting Standards (`SFAS'') No. 107, ``Disclosures about Fair Value of Financial Instruments''and No. 119, ``Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments.'' Adoption of SFAS No. 107 and No. 119 is not expected to have a material effect on the Company's financial position or results of operations.

FINANCIAL CONDITION

  CASH AND EQUIVALENTS increased $10.1 million over 1993 as a result of higher net income, working capital efficiencies and the issuance of long-term debt of $3.6 million, partially reduced by the repurchase of $512,000 of the Company's convertible subordinated debentures.

  ACCOUNTS RECEIVABLE collection performance improved, limiting growth in receivables during the year to $1.3 million (6%), despite a sales volume increase of $31 million (25%).

  INVENTORIES also yielded working capital efficiencies, increasing at a slower rate than revenue growth. The limited increase in net inventories of $1.6 million (8%) over 1993 resulted from effective inventory management and the benefit of the Company's manufacturing restructuring activities executed during the year.

  PROPERTY, PLANT & EQUIPMENT increased $2.2 million net of changes in accumulated depreciation. The increase included the purchase of a building for $922,000 to expand manufacturing capacity in the European Power Conversion division and additional capital expenditures to support the increased sales volume.

  LIABILITIES increased $5.8 million as a result of acquiring a $3.6 million mortgage loan, a $857,000 (net of unamortized costs of $222,000) three-year note for the purchase of the building mentioned above, and higher accounts payable on increased volume, reduced by the repurchase of $512,000 of the Company's convertible subordinated debentures. Restructuring reserves decreased by $1.7 million compared to December 1993 as a result of payments for employee severance and outplacement relating to the Company's restructuring activities described previously.

  SHAREHOLDERS' EQUITY increased $7.2 million (22%) from 1993 principally due to net income of $6.1 million and a $745,000 increase in foreign currency translation adjustment, due to the impact of a stronger functional currency on the translation of the Company's European net assets into U.S. dollars.


CASH FLOWS

  NET CASH PROVIDED BY OPERATING ACTIVITIES increased $11.6 million in 1994 versus a decrease of $500,000 in 1993 compared to 1992. The increase in 1994 is the result of higher net income and improved management of operating assets and liabilities. The 1993 reduction reflected the Company's investment in working capital to fund its sales growth. The Company believes its cash flows from operations and its available line of credit are adequate to fund its anticipated working capital requirements in 1995.

  NET CASH USED IN INVESTING ACTIVITIES increased $2.2 million in 1994 versus a decrease of $5.2 million in 1993 compared to 1992. The increase in 1994 relates to the continued upgrading of the Company's worldwide manufacturing capabilities. The decrease in 1993 reflected cash proceeds of $800,000 from the sale of the Company's Government Electronics facility and the 1992 acquisition of the Computer Systems manufacturing facility for $4.1 million.

  NET CASH PROVIDED BY FINANCING ACTIVITIES in 1994 of $2.1 million includes the issuance of the $3.6 million mortgage loan mentioned previously, reduced by the repurchase of $512,000 of the Company's convertible subordinated debentures and by scheduled long-term debt payments. Cash used in financing activities in 1993 of $3.1 million consists of the repayment of an 8.5% Senior Subordinated Note for $2.1 million and regular annual debt payments. In 1992, the Company repurchased $4.0 million of its convertible subordinated debentures for $3.9 million in cash.

FIVE-YEAR FINANCIAL HISTORY
For the Years Ended on the Friday Nearest December 31
(Dollars in Thousands Except Per Share Data)

                                  1994     1993      1992     1991      1990
RESULTS OF OPERATIONS

Sales                           $154,800 $123,790  $114,799 $ 83,240  $ 95,737
Income (loss) from
  continuing operations            6,059      597     2,002  (4,234)     4,068
  Per share                         0.29     0.03      0.10   (0.21)      0.20
Net income (loss)                  6,059    2,867     2,676  (9,638)     5,293
Per share                           0.29     0.14      0.13   (0.49)      0.26

FINANCIAL POSITION

Working capital                 $ 40,346 $ 31,122  $ 29,524 $ 35,508  $ 50,431
Property, plant & equipment,
  net                             26,238   24,017    23,949   19,252    18,688
Total assets                     114,396  101,436   102,662  105,423   115,360
Total debt                        42,571   39,713    42,900   48,309    44,803
Shareholders' equity              39,958   32,802    30,806   28,531    40,206
Total capital                     82,529   72,515    73,706   76,840    85,009

FINANCIAL STATISTICS

Selling, general and
  administrative expenses       $ 33,687 $ 32,030  $ 35,093 $ 24,166  $ 25,630
 - as a % of sales                 21.8%    25.9%     30.6%    29.0%     26.8%
Research and development
  expenses                        10,905    9,412     8,959    6,154     5,418
 - as a % of sales                  7.0%     7.6%      7.8%     7.4%      5.7%
Operating income                  12,478    3,900     6,908   (1,461)    7,435
 - as a % of sales                  8.1%     3.2%      6.0%    (1.8%)     7.8%

Long-term debt as a % of
  total capital                      49%      53%       54%      61%       52%
Total debt as a % of total
  capital                            52%      55%       58%      63%       53%

Interest coverage ratio             3.44     1.27      1.81     0.14      2.05

OTHER DATA

Capital expenditures            $  5,608 $  3,411  $  8,055 $  1,508  $  1,216
Provision for depreciation
  and amortization              $  5,057 $  4,817  $  4,375 $  3,710  $  4,120

Common shares outstanding         20,303   20,141    19,973   19,890    20,071
Common shareholders of
 record                            5,900    7,300     7,500    9,000     8,950


Employees                          1,600    1,547     1,470    1,432     1,518

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands Except Per Share Data)

                                           1994         1993         1992

SALES                                    $154,800     $123,790     $114,799

COST OF SALES                              97,730       75,448       63,839
                                          -------      -------       ------
GROSS PROFIT                               57,070       48,342       50,960
                                          -------      -------       ------
EXPENSES
 Selling, general and administrative       33,687       32,030       35,093
 Research and development                  10,905        9,412        8,959
 Restructuring charge                                    3,000
                                          -------      -------      -------
                                           44,592       44,442       44,052
                                          -------      -------      -------
OPERATING INCOME                           12,478        3,900        6,908
                                          -------      -------      -------
OTHER INCOME (EXPENSE)
 Interest expense                          (3,760)      (3,735)      (4,338)
 Interest income                              522          519        1,082
 Foreign exchange gain (loss)                 (60)         317         (126)
                                          -------      -------      -------
                                           (3,298)      (2,899)      (3,382)
                                          -------      -------      -------
INCOME BEFORE INCOME TAXES                  9,180        1,001        3,526

PROVISION FOR INCOME TAXES                  3,121          404        1,524
                                          -------      -------      -------
INCOME BEFORE CUMULATIVE EFFECT OF
CHANGES IN ACCOUNTING PRINCIPLES
 AND EXTRAORDINARY CREDIT                   6,059          597        2,002
  Cumulative effect of changes in
     accounting principles                               2,270
  Extraordinary credit - utilization
  of net operating loss carryforwards                                   674
                                          -------      -------      -------
NET INCOME                                $ 6,059      $ 2,867      $ 2,676
                                          =======      =======      =======
EARNINGS PER SHARE:

INCOME BEFORE CUMULATIVE EFFECT OF
CHANGES IN ACCOUNTING PRINCIPLES
 AND EXTRAORDINARY CREDIT                 $  0.29      $  0.03      $  0.10
 Cumulative effect of changes in
     accounting principles                                0.11
 Extraordinary credit - utilization of
 loss net operating carryforwards                                      0.03
                                          -------      -------      -------
NET INCOME                                $  0.29      $  0.14      $  0.13
                                          =======      =======      =======

Common and common equivalent shares
 outstanding                               20,929       20,774       21,003

<F/N>
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
As of the Friday Nearest December 31
(Amounts in Thousands)

                                                   1994          1993
ASSETS

CURRENT ASSETS
 Cash and equivalents                          $  20,211      $  10,146
 Accounts receivable, net                         24,669         23,369
 Inventories, net                                 20,047         18,492
 Prepaid expenses                                  2,157          1,432
 Deferred income taxes, net                          528          1,103
                                                --------        --------
  Total current assets                            67,612         54,542
                                                --------        --------
PROPERTY, PLANT & EQUIPMENT, NET                  26,238         24,017
                                                --------        --------
OTHER ASSETS
 Goodwill, net                                    14,911         16,468
 Deferred income taxes, net                        3,395          3,671
 Other assets                                      2,240          2,738
                                                --------        --------
  Total other assets                              20,546         22,877
                                                --------        --------
                                                $114,396       $101,436
                                                ========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Current maturities of long-term debt           $  1,820       $  1,192
 Accounts payable and accrued liabilities         25,446         22,228
                                                --------        --------
  Total current liabilities                       27,266         23,420
                                                --------        --------
LONG-TERM LIABILITIES
 Long-term debt                                    7,368          4,626
 Lease liabilities                                 6,421          6,693
 Convertible subordinated debentures              33,383         33,895
                                                --------        --------
  Total long-term liabilities                     47,172         45,214
                                                --------        --------
  Total liabilities                               74,438         68,634
                                                --------        --------
SHAREHOLDERS' EQUITY
 Preferred stock, par value $.01; 1,000,000
  shares authorized; none issued
 Common stock, par value $.01; 80,000,000
   shares authorized; 20,302,654 issued
   and outstanding in 1994
   (20,140,735 shares in 1993)                       203            201
 Additional paid-in capital                       27,190         26,840
 Retained earnings                                13,521          7,462
 Foreign currency translation adjustment            (956)        (1,701)
                                                --------        --------
  Total shareholders' equity                      39,958         32,802
                                                --------        --------
                                                $114,396       $101,436
                                                ========       ========
<F/N>
See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands)

                                                    1994       1993       1992

OPERATING ACTIVITIES:
 Net income                                       $ 6,059    $ 2,867    $ 2,676
 Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization                     5,057      4,817      4,375
  Provision for restructuring                                  3,000
  Cumulative effect of changes in accounting
   principles                                                 (2,270)
  Utilization of net operating losses of
   acquired company                                                         433
  Provision for inventory losses                    3,043      1,166      1,319
  Other non-cash charges                              375        204     (1,058)
 Changes in operating assets and liabilities:
  Increase in accounts receivable                  (1,423)    (3,435)    (3,089)
  Increase in inventories and prepaid expenses     (4,964)    (3,519)    (4,640)
  Increase (decrease) in accounts payable and
   accrued liabilities                              4,551     (1,734)     1,537
                                                    ------     ------    ------
NET CASH PROVIDED BY OPERATING ACTIVITIES          12,698      1,096      1,553
                                                   ------     -------      ----
INVESTING ACTIVITIES:
 Purchases of property, plant & equipment          (4,686)    (3,411)    (8,055)
 Proceeds from sale of building                                  800
 Increase in other assets                            (433)      (335)       (52)
                                                    ------     ------     ------
NET CASH USED IN INVESTING ACTIVITIES              (5,119)    (2,946)    (8,107)
                                                    ------    -------    ------
FINANCING ACTIVITIES:
 Principal payments on debt and capital leases     (1,259)    (3,428)    (1,065)
 Proceeds from exercise of stock options              253        286        162
 Issuance of long-term debt                         3,600
 Repurchase of convertible subordinated
  debentures                                         (520)               (3,874)
                                                    ------     ------    ------
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES                                         2,074     (3,142)    (4,777)
                                                    ------     ------     ------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
EQUIVALENTS                                           412       (423)      (285)
                                                   ------     ------     ------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS        10,065     (5,415)   (11,616)

CASH AND EQUIVALENTS, BEGINNING OF YEAR            10,146     15,561     27,177
                                                   ------     ------     ------
CASH AND EQUIVALENTS, END OF YEAR                 $20,211    $10,146    $15,561
                                                  =======    =======    =======
<F/N>
NONCASH INVESTING AND FINANCING ACTIVITIES

In fiscal 1994, the Company incurred long-term debt of $857,000 (net of unamortized discount of $222,000) for the purchase of a building for approximately $922,000. Also, goodwill decreased by $795,000 as a result of utilizing tax loss carryforwards obtained in a prior business combination.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands)

                                                                       FOREIGN
                                                ADDITIONAL            CURRENCY
                            COMMON    COMMON      PAID-IN   RETAINED TRANSLATION
                            SHARES     STOCK      CAPITAL   EARNINGS ADJUSTMENTS
BALANCE, DECEMBER 1991      19,890       $199      $26,294    $  1,919    $ 119

 Exercise of stock options      83          1          161
 Foreign currency
  translation adjustment                                                   (563)
 Net income                                                      2,676
                            ------     ------     --------      ------    ------
BALANCE, DECEMBER 1992      19,973        200       26,455       4,595     (444)

 Issuance of stock              38                     100
 Exercise of stock options     130          1          285
 Foreign currency
  translation adjustment                                                 (1,257)
 Net income                                                      2,867
                            ------     ------    ---------      ------    ------
BALANCE, DECEMBER 1993      20,141        201       26,840       7,462   (1,701)

 Issuance of stock              42          1           98
 Exercise of stock options     120          1          252
 Foreign currency
  translation adjustment                                                    745
 Net income                                                      6,059
                            ------     ------     --------      ------  --------
BALANCE, DECEMBER 1994      20,303       $203      $27,190     $13,521  $  (956)
                            ======     ======     ========     =======  ========
<F/N>
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

  The consolidated financial statements include the accounts of Computer Products, Inc. (the `Company'') and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company's fiscal year ends on the Friday nearest December 31.

Cash and Equivalents

  Only highly-liquid investments with original maturities of 90 days or less are classified as cash and equivalents. These investments are carried at cost, which approximates market value.

Accounts Receivable

  The Company's accounts receivable are primarily due from companies in the high technology and electronics industries. Collateral generally is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations. The allowance for doubtful accounts was $1,354,000 and $1,174,000 at December 1994 and 1993, respectively.

Inventories

  Raw material inventories are stated at the lower of cost, on a first-in, first-out basis, or market. Work in process and finished goods inventories are stated at accumulated costs, which are not in excess of market, less customer progress payments, if applicable.

Property, Plant & Equipment

  Property is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 30 years. Major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred.

Goodwill

  The excess of purchase price over net assets of acquired companies (goodwill) is capitalized and amortized on a straight-line basis over periods ranging from 20 to 40 years. Related accumulated amortization was $4,210,000 and $3,448,000 at December 1994 and 1993, respectively. On a periodic basis, the Company estimates the future undiscounted cash flows and operating income of the businesses to which goodwill relates in order to ensure that the carrying value of such goodwill has not been impaired.

Foreign Currency Translation

  Assets and liabilities of the Company's European subsidiaries are translated from their functional currency into U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average exchange rates prevailing throughout the period. The effect of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars is included in shareholders' equity, while gains and losses from foreign currency transactions are included in income. The functional currency for the Company's Asian subsidiaries is the U.S. dollar, as their transactions are substantially denominated in U.S. dollars.

Revenue Recognition

  The Company recognizes revenue at the time products are shipped, or as services are performed.

Income Taxes

  On January 2, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this statement, deferred tax assets and liabilities reflect the future tax consequences of the differences between the financial reporting and tax bases of assets and liabilities using tax rates in effect for the year in which differences are expected to reverse. In addition, this standard requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

  Prior to 1993, the provision for income taxes included federal, foreign, state and local income taxes currently payable. Primarily because of the Company's net operating loss carryforward position, a provision for deferred taxes was not required in those years.

Earnings Per Share

  Earnings per share is calculated based upon the weighted average number of common shares outstanding during each year, adjusted for dilutive common stock equivalents as applicable.

Reclassifications

  Certain amounts in the 1993 and 1992 financial statements have been reclassified to be consistent with the method of presentation used in the 1994 financial statements.

2.INVENTORIES

  The components of inventories, net of allowances for slow-moving and obsolete items, are ($000s):

                         1994        1993

     Raw materials      $11,016     $10,063
     Work in process      3,174       3,705
     Finished goods       5,857       4,724
                        -------     -------
     Inventories, net   $20,047     $18,492
                        =======     =======

3.PROPERTY, PLANT & EQUIPMENT

  Property, plant & equipment is comprised of ($000s):

                                         1994          1993

     Land                               $  1,327     $  1,323
     Buildings                            20,715       19,685
     Equipment                            28,247       25,218
     Leasehold improvements                  968        1,006
                                        --------     --------
                                          51,257       47,232
     Less accumulated depreciation        25,019       23,215
                                        --------     --------
     Property, plant & equipment, net    $26,238      $24,017
                                        ========     ========

  Amortization of assets acquired under capital leases is included in depreciation expense. Depreciation expense was $3,483,000, $3,097,000 and $2,828,000 in 1994, 1993 and 1992, respectively.

4.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  The components of accounts payable and accrued liabilities are ($000s):

                                    1994         1993

     Accounts payable              $10,123      $  7,533
     Accrued liabilities:
       Compensation and benefits     7,685         6,361
       Restructuring costs             898         2,636
       Income taxes payable          1,449           496
       Other                         5,291         5,202
                                   -------       -------
     Total                         $25,446       $22,228
                                   =======       =======

  At December 1994 and 1993, other accrued liabilities primarily consists of accruals for commissions, warranty costs, interest, advertising, rent, accounting and legal fees, and other taxes.

  On January 2, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to recognize the severance cost benefits of former or inactive employees after employment but before retirement, as the benefits are earned. The cumulative effect of adoption was a non-cash charge of $821,000 ($0.04 per share), net of income tax benefits of $84,000. The effect of this change on 1993 income before taxes was not material.

5.RESTRUCTURING OF OPERATIONS

  In the fourth quarter of 1993, the Company initiated a plan to restructure its operations to eliminate low volume, high-cost production lines in North America and consolidate its remaining U.S. Power Conversion activities into one division. In connection with this plan, the Company recorded a $3.0 million restructuring charge to operating expenses ($2.2 million or $0.11 per share, after taxes). The restructuring costs included $1.9 million of estimated employee-related severance costs and $1.1 million of estimated asset write-downs and other expenses associated with the consolidation and termination of certain Power Conversion North America operations.

  At the time the restructuring was announced, management estimated that the restructuring would reduce 1994 operating costs by $1.2 million, a reduction which was achieved during the year. At the end of fiscal 1994, consistent with the Company's restructuring plan, 109 employees had been terminated and certain other employees had been reassigned.

  As of December 30, 1994, the Company had $898,000 of accrued restructuring costs primarily for obligations under employee severance agreements.

6.SHORT-TERM BORROWINGS

  The Company has an unused $15 million revolving line of credit under an agreement with a bank which extends through March 1995. The agreement provides for interest at .25% over the prime lending rate and a commitment fee of .375% of the unused balance. The interest rate and commitment fee may vary based upon formulas contained in the agreement. The agreement is secured by the common stock of substantially all of the Company's domestic subsidiaries and contains certain restrictive covenants which are discussed in Note 8. The Company expects to renew or replace this agreement at expiration.

7.LONG-TERM DEBT

  Long-term debt is comprised of the following:
                                                             1994       1993
                                                            ($000s)    ($000s)
     Mortgage note due in monthly installments of $79,268
      including interest at 7.5% (a)                         $3,674     $4,306

     Non-interest bearing Senior Subordinated Note
      due in quarterly cash installments of $50,000 and an
      annual installment of $100,000 in common stock
      of the Company, through January 3, 1996                   400        700

     10% mortgage note due in monthly installments of
     $7,600, including interest, through April 1, 1995 (a)      469        511

     Industrial Revenue Bond due in quarterly installments
     of $34,455, plus interest, through September 30, 1994
     (a)                                                                   103

     6.9% mortgage note due in monthly installments of
     $27,700 including interest through June 28, 2001
     (a)(b)                                                   3,568

     Non-interest bearing note, due 1997, net of
     unamortized discount of  $222,000 based on imputed
     interest rate of 10% (a)(c)                                857

     Other                                                      220        198
                                                             ------     ------
                                                              9,188      5,818
     Less: current maturities                                 1,820      1,192
                                                             ------     ------
     Long-term debt                                          $7,368     $4,626
                                                             ======     ======
      <F/N>
     (a)  Collateralized by properties with an aggregate net book value of approximately $14,244,000 at December 1994.

     (b) On June 28, 1994, the Company obtained a $3,600,000 seven year commercial mortgage loan from Firstar Bank Madison, N.A. at a fixed interest rate of 6.90% for the first three years, repriced thereafter at 250 basis points over the then prevailing four-year U.S. Treasury
          Index. The loan is secured by a first mortgage on the Heurikon
          Corporation facility in Wisconsin and by the Company's guaranty. The loan proceeds were used to provide additional working capital.

     (c) On December 30, 1994, the Company purchased a building for approximately $922,000 from the Industrial Development Authority of Ireland in exchange for a three year non-interest bearing note. The note specifies repayment in three yearly installments due on September
          30, 1995, 1996 and 1997.

  On February 5, 1993, the Company paid $2.1 million to settle its 8.5% Senior Subordinated Note.

  Maturities of long-term debt are: $1,820,000 in 1995, $1,224,000 in 1996,
$1,261,000 in 1997, $943,000 in 1998, $887,000 in 1999 and $3,275,000
thereafter.

8.CONVERTIBLE SUBORDINATED DEBENTURES

  The Company's 9.5% Convertible Subordinated Debentures (the ``Debentures'') due 1997 were issued pursuant to an underwritten public offering. The Debentures are subordinated to all existing and future Senior Indebtedness of the Company (as defined in the indenture), and are convertible into shares of common stock at a conversion price of $4.625 per share, subject to adjustment as set forth in the indenture.

  In 1992, the Company repurchased $4,000,000 in principal of the Debentures for a purchase price of $3,874,000. Additionally, in 1994, the Company repurchased $512,000 in principal of the Debentures for a purchase price of $520,000. The respective gain and loss on repurchase, net of unamortized issuance costs, was not material to the Company.

  The convertible subordinated debenture and line of credit agreements contain restrictive covenants which, among other things, require the Company to maintain a minimum amount of working capital and limit the payment of cash dividends, and the purchase, redemption or retirement of debentures and capital stock. As of December 1994, the Company was in compliance with these covenants.

9.LEASE COMMITMENTS

 The Company is obligated under noncancellable leases for facilities and equipment which expire at various dates through 2005 and contain renewal options at favorable terms. Future minimum annual rental obligations and noncancellable sublease income are as follows ($000s):

                       RENTAL              SUBLEASE
     YEAR           OBLIGATIONS             INCOME

     1995            $  2,990               $2,116
     1996               2,822                2,317
     1997               2,738                2,317
     1998               2,361                  386
     1999               2,279
     Thereafter        15,939
                      -------               ------
     Total            $29,129               $7,136
                      =======               ======

  Rental expense under operating leases amounted to $2,142,000, $2,184,000 and $2,290,000 in 1994, 1993 and 1992, respectively. Sublease income was $1,611,000, $1,570,000 and $1,459,000 for 1994, 1993 and 1992, respectively.

  The Company has recorded lease liabilities for certain leased manufacturing facilities no longer deployed in the Company's operations. Although the facilities are being subleased, the future lease obligations exceed future sublease income, thereby creating loss contracts. The aggregate minimum annual rental obligations and sublease income under these leases have been included in the lease commitments table presented above.

10. INCOME TAXES

  As discussed in Note 1, the Company adopted SFAS No. 109 on a prospective basis in the first quarter of 1993. The cumulative effect of this change in accounting principle that relates to years prior to 1993 was to increase net income by $3,091,000, or $0.15 per share, and reduce goodwill by $2 million for net operating loss carryforwards of acquired companies. The effect of adopting this statement on income before income taxes was not material.

  Income before taxes for domestic and foreign operations consists of the following ($000:):

                                 1994            1993            1992
     U.S.                        $7,018         $(1,175)        $1,030
     Foreign                      2,162           2,176          2,496
                                 ------          ------         ------
     Total income before taxes   $9,180         $ 1,001         $3,526
                                 ======        ========         ======

  The provision for income taxes consists of ($000s):

                                     1994           1993           1992
     Currently payable:
       Federal                       $  170                        $1,048
       State                            596          $127             234
       Foreign                          483           206             242
                                     ------         ------         ------
     Total current                    1,249           333           1,524
                                     ------         ------         ------
     Deferred provision (benefit):
       Federal                        1,660          (423)
       State                            212           302
       Foreign                                        192
                                     ------         ------         ------
     Total deferred                   1,872            71
                                     ------         ------         ------
     Total provision                 $3,121           $404         $1,524
                                     ======         ======         ======

  During 1994 and 1992, the Company utilized tax loss carryforwards obtained in a prior business combination. The effect of utilizing these carryforwards was to reduce goodwill by approximately $795,000 and $433,000 in 1994 and 1992, respectively.

  Income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries, which approximated $15.9 million as of December 1994, as the Company does not intend to repatriate such earnings.

  Differences between the United States federal statutory income tax rate and the Company's effective income tax rate are as follows:

                                                   1994      1993      1992
     Provision computed at U.S. federal
      statutory rate                              34.0%     34.0%      34.0%
     Foreign tax effects                          (2.8)     (23.3)     (6.6)
     Adjustments to beginning of year deferred
      tax assets                                             9.1
     Amortization of goodwill                      0.7       8.5        7.9
     Change in the valuation allowance            (8.4)      7.3
     Effect of state income taxes                  6.5      (0.4)       6.6
     Effect of AMT taxes                           1.2

     Other                                         2.8       5.2        1.3
                                                  ------    ------    ------
     Effective tax rate                           34.0%     40.4%      43.2%
                                                  ======    ======    ======

  Significant components of the Company's deferred tax assets and liabilities as of December 1994 and 1993 are as follows ($000s):

                                                               1994       1993

  Acquired net operating loss carryforwards (expiring
   1998 through 2000)                                        $ 2,496     $ 3,683
  Lease liabilities                                            2,659       2,764
  Inventory reserves                                           2,094       2,612
  Net operating loss carryforwards (expiring 2003 through
     2008)                                                     2,648       2,259
  Tax credit carryforwards (expiring 1996 through 2001)        1,899       1,830
  Restructuring costs                                            484       1,598
  Other accrued liabilities                                    2,172       1,408
  Other                                                          (76)       246
                                                              -------    -------
  Total deferred tax assets                                   14,376      16,400

  Valuation allowance                                        (10,453)   (11,626)
                                                             -------     -------
  Deferred income taxes, net                                $  3,923    $ 4,774
                                                             ========   ========

  The valuation allowance at December 30, 1994 includes approximately $1.3 million associated with acquired net operating loss carryforwards, which, if subsequently recognized, will reduce goodwill. During the year ended December 1994, the valuation allowance decreased by $1.2 million mainly due to the utilization of tax loss carryforwards. In assessing the likelihood of utilization of existing deferred tax assets, management has considered the historical results of operations and the current operating environment. Management believes, more likely than not, that future taxable income will be sufficient to utilize deferred tax assets of $3.9 million.

  The Company made income tax payments of approximately $534,000, $206,000, and $168,000 during 1994, 1993, and 1992, respectively.

11.CONTINGENCIES

  In prior years, the Company received capital grants from the Industrial Development Authority (IDA) of Ireland in connection with the establishment of its Irish manufacturing facilities. The grants reduced the costs of the facility and equipment and operating expenses. On October 26, 1994, the Company entered into a Grant Agreement with the IDA whereby the IDA agreed to grant to the Company the sum of approximately $2.0 million in consideration of the Company providing employment for a given number of Irish citizens, over a three year period. The grant will reduce operating expenses incurred in connection with the expansion of the Company's operations in Ireland. As of December 1994, the Company had received approximately $500,000 of the $2.0 million grant. In the event of noncompliance with certain terms and conditions, the Company may be required to repay approximately $1.3 million of the grants, which expire on various dates through fiscal 2002. Management believes that non compliance with the agreements is unlikely.

12.STOCK OPTION PLANS

  The Company maintains a qualified stock option plan, a qualified employee stock purchase plan and certain non-qualified plans, including a key employee option plan, two plans for outside directors and a Performance Equity Plan ("PEP") for certain officers and key employees. The employee stock purchase plan provides for the grant of options to employees at an exercise price equal to the lower of 85% of the common stock market value at the date of grant or at various exercise dates throughout the year.

  Under such plans, a maximum of 6,350,000 option shares have been authorized, of which 1,214,610 are available to be granted. These options may be exercised at various times as determined at the time of grant. The PEP options may become exercisable after the price of the Company's common stock achieves certain levels for specified periods of time or upon the passage of designated time periods. As of December 1994, 2,077,270 of these options were exercisable. The exercise price per share under all plans ranges from $1.63 to $4.63. The following table is a summary of these option plans:

                               OPTIONS
                             OUTSTANDING

     Balance, DECEMBER 1991    3,379,736

       Granted                   746,196
       Exercised                 (82,775)
       Forfeited                (228,492)
                              ----------
     Balance, DECEMBER 1992    3,814,665

       Granted                   306,960
       Exercised                (130,146)
       Forfeited                (327,912)
                              ----------
     Balance, DECEMBER 1993    3,663,567

       Granted                   682,115
       Exercised                (120,378)
       Forfeited                (574,866)
                              ----------
     Balance, DECEMBER 1994    3,650,438
                              ==========

13.EMPLOYEES' THRIFT AND SAVINGS PLAN

  The Company's Section 401(k) Qualified Plan permits substantially all United States employees to invest up to 15% of their base compensation (as defined) on a pretax basis in common stock of the Company, growth equity securities or fixed income securities. The Company may, at the discretion of the Board of Directors, make a contribution to the Plan. The Board of Directors authorized contributions of $218,000, $250,000 and $167,000, respectively, for 1994, 1993 and 1992.

14.SUPPLEMENTAL INFORMATION

  The Company incurred advertising costs of approximately $925,000, $999,000 and $1,177,000 in 1994, 1993 and 1992, respectively. Amortization expense of intangible assets aggregated approximately $1,575,000, $1,720,000 and $1,547,000 in 1994, 1993 and 1992, respectively. Interest paid was approximately $3,877,000, $3,688,000 and $4,343,000 in 1994, 1993 and 1992, respectively.

15.FOREIGN OPERATIONS

  The Company operates in a single industry of designing, manufacturing, marketing, and servicing electronic systems and components. Sales and marketing operations outside the United States are conducted principally through sales representatives and distributors in Canada, Europe and the Pacific Rim. Sales are primarily in U.S. dollars and certain European currencies and consist of products manufactured domestically and in the Company's facilities in the Republic of Ireland and Hong Kong. Intercompany sales are in U.S. dollars and are based on cost plus a reasonable profit but less than pricing to unaffiliated customers.

  A summary of the Company's operations by geographic area is presented below ($000s):

                              EUROPE      ASIA-
                   UNITED        &       PACIFIC     OTHER      ELIMI-    CONSO-
                   STATES      OTHER       RIM        (A)      NATIONS   LIDATED
1994
Sales:
 Unaffiliated
     customers    $117,300    $34,794     $2,706                        $154,800
 Intercompany        3,897      2,225     50,701              $(56,823)
                  --------   --------    -------    -------    -------- --------
  Total           $121,197    $37,019    $53,407              $(56,823) $154,800
Income (loss)                                                           ========
 before income
     taxes        $ 12,686    $ 2,169    $ 1,799   $(7,437)    $   (37) $  9,180
Identifiable
assets            $ 55,720    $17,112    $23,784    $18,062    $  (282) $114,396
                                                                        ========

1993
Sales:
 Unaffiliated
     customers     $96,327    $23,434    $ 4,029                        $123,790
 Intercompany        3,360        182     38,356              $(41,898)
                  --------   --------    -------    -------    -------- --------
  Total            $99,687    $23,616    $42,385              $(41,898) $123,790
Income (loss)                                                           ========
 before income
     taxes         $ 4,646    $ 2,462     $1,312   $(7,561)    $   142  $  1,001
Identifiable
 assets            $60,504    $11,814    $18,693    $10,669    $  (244) $101,436
                                                                        ========

1992
Sales:
 Unaffiliated
     customers     $91,946    $18,855    $ 3,998                        $114,799
 Intercompany        4,822        689     37,081              $(42,592)
                  --------   --------    -------    -------    -------- --------
  Total            $96,768    $19,544    $41,079              $(42,592) $114,799
Income (loss)                                                           ========
 before income
     taxes         $ 8,047    $ 1,974    $ 2,270   $(8,080)    $  (685) $  3,526
Identifiable
 assets            $61,342    $12,840    $17,305    $11,561    $  (386) $102,662
                                                                        ========
<F/N>
(a)Other included in the table above represents interest, corporate general and administrative expenses, and certain assets not allocable to other geographic segments.

16.SELECTED CONSOLIDATED QUARTERLY DATA (UNAUDITED)
  (Amounts in Thousands Except Per Share Data and Stock Prices)

                                    INCOME (LOSS)      NET INCOME
                                     AFTER TAXES         (LOSS)      STOCK PRICE
                                   ---------------    ------------   -----------
                          GROSS               PER              PER
                SALES    PROFIT    DOLLARS   SHARE    DOLLARS SHARE    HIGH  LOW
1994
First Quarter  $37,664   $13,757  $1,215     $0.06   $1,215   $0.06  $2.94 $2.25
Second Quarter  38,393    14,392   1,513      0.07    1,513    0.07   3.19  2.13
Third Quarter   36,941    13,787   1,458      0.07    1,458    0.07   3.63  2.69
Fourth Quarter  41,802    15,133   1,874      0.09    1,874    0.09   3.63  2.88

1993
First Quarter  $28,661   $11,539   $ 511     $0.02   $2,781   $0.13  $3.93 $2.69
Second Quarter  30,709    12,310     649      0.03      649    0.03   3.25  2.06
Third Quarter   30,522    11,699     552      0.03      552    0.03   3.00  2.13
Fourth Quarter  33,898    12,794  (1,115)    (0.06)  (1,115)  (0.06)  3.00  2.31


  As previously described in these Notes, the Company recorded a benefit from changes in accounting principles in the first quarter of 1993 of $2,270,000 and a restructuring charge of $3,000,000 in the fourth quarter of 1993.

  As of December 30, 1994, there were approximately 5,900 shareholders comprised of record holders and individual participants in security position listings.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF COMPUTER PRODUCTS, INC. :

  We have audited the accompanying consolidated statements of financial condition of Computer Products, Inc. (a Florida corporation) and subsidiaries as of December 30, 1994 and December 31, 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for the three fiscal years ended December 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Products, Inc. and subsidiaries as of December 30, 1994 and December 31, 1993, and the results of their operations and their cash flows for the three fiscal years ended December 30, 1994 in conformity with generally accepted accounting principles.

  As explained in Notes 4 and 10 to the consolidated financial statements, effective January 2, 1993, the Company adopted Statements of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" and No. 109, "Accounting for Income Taxes."


Fort Lauderdale, Florida,                  ARTHUR ANDERSEN LLP
  January 18, 1995.