Form 10-K, Exhibit 13
period 1995-12-29
COMPUTER PRODUCTS INC
filed 1996-03-22
CIK 23071

FIVE-YEAR FINANCIAL HISTORY
For the Years Ended on the Friday Nearest December 31
(Dollars in Thousands Except Per Share Data)

                                      1995     1994     1993     1992     1991
                                   -------  -------  -------  -------  -------

RESULTS OF OPERATIONS

Sales                             $191,378 $154,800 $123,790 $114,799  $83,240

Income(loss)from continuing         14,117    6,059      597    2,002   (4,234)
operations
  Per share                           0.61     0.29     0.03     0.10    (0.21)
Net income (loss)                   13,720    6,059    2,867    2,676   (9,638)
  Per share                           0.59     0.29     0.14     0.13    (0.49)

FINANCIAL POSITION

Working capital                    $51,992  $40,346  $31,122  $29,524  $35,508
Property, plant & equipment, net    27,715   26,238   24,017   23,949   19,252
Total assets                       136,491  114,396  101,436  102,662  105,423
Total debt                          32,568   42,571   39,713   42,900   48,309
Shareholders' equity                61,522   39,958   32,802   30,806   28,531
Total capital                       94,090   82,529   72,515   73,706   76,840


FINANCIAL STATISTICS

Selling,generaland administrative
expenses                           $34,210  $33,687  $32,030  $35,093  $24,166
 - as a % of sales                   17.9%    21.8%    25.9%    30.6%    29.0%
Research and development expenses   16,125   10,905    9,412    8,959    6,154
 - as a % of sales                    8.4%     7.0%     7.6%     7.8%     7.4%
Operating income                    21,744   12,418    4,217    6,908   (1,461)
 - as a % of sales                   11.4%     8.0%     3.4%     6.0%    (1.8%)

Total debt as a % of total
capital                                35%      52%      55%      58%      63%
Debt to equity ratio                   53%     107%     121%     139%     169%
Interest coverage ratio               7.03     3.44     1.27     1.81     0.14


OTHER DATA

Capital expenditures               $ 7,381  $ 5,608  $ 3,411  $ 8,055  $ 1,508
Provision for depreciation and
 amortization                      $ 5,252  $ 5,057  $ 4,817  $ 4,375  $ 3,710

Common shares outstanding           23,053   20,303   20,141   19,973   19,890
Common shareholders                  6,700    5,900    7,300    7,500    9,000
Employees                            1,629    1,600    1,547    1,470    1,432
Temporary employees and
 contractors                         1,273      779      532      459      221

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands Except Per Share Data)

                                                   1995       1994       1993
                                                -------    -------    -------

SALES                                          $191,378   $154,800   $123,790

COST OF SALES                                   119,299     97,730     75,448
                                                ---------  --------   --------
GROSS PROFIT                                     72,079     57,070     48,342
                                                --------   --------   --------
EXPENSES
 Selling, general and administrative             34,210     33,747     31,713
 Research and development                        16,125     10,905      9,412
 Restructuring charge                                                   3,000
                                                --------   --------   --------
                                                 50,335     44,652     44,125
                                                --------   --------   --------
OPERATING INCOME                                 21,744     12,418      4,217
                                                --------   --------   --------
OTHER INCOME (EXPENSE)
 Interest expense                                (3,253)    (3,760)    (3,735)
 Interest income                                  1,116        522        519
                                                --------   --------   --------
                                                 (2,137)    (3,238     (3,216)
                                                 -------    -------    -------
INCOME BEFORE INCOME TAXES                       19,607      9,180      1,001

PROVISION FOR INCOME TAXES                        5,490      3,121        404
                                                --------   --------   --------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES
IN ACCOUNTING
 PRINCIPLES AND EXTRAORDINARY ITEM               14,117      6,059        597
  Cumulative effect of changes in
     accounting principles                                              2,270
  Extraordinary item                              (397)
                                                --------   --------   --------
NET INCOME                                      $13,720    $ 6,059    $ 2,867
                                                ========   ========   ========

EARNINGS PER SHARE:

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES
 IN ACCOUNTING PRINCIPLES AND
 EXTRAORDINARY ITEM                             $  0.61    $  0.29    $  0.03
  Cumulative effect of changes in
     accounting principles                                               0.11
  Extraordinary item                              (0.02)
                                                --------   --------   -------
Net Income                                      $  0.59    $  0.29    $  0.14
                                                ========   ========   ========

Common and common equivalent shares
outstanding                                      23,078     20,929     20,774

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
As of the Friday Nearest December 31
(Amounts in Thousands)

                                                   1995         1994
                                                -------      -------

ASSETS

CURRENT ASSETS
 Cash and equivalents                           $26,650      $20,211
 Accounts receivable, net                        29,933       24,669
 Inventories, net                                31,236       20,047
 Prepaid expenses and other                       2,575        2,157
 Deferred income taxes, net                         517          528
                                                 ------       ------
  Total current assets                           90,911       67,612


PROPERTY, PLANT & EQUIPMENT, NET                 27,715       26,238


OTHER ASSETS
 Goodwill, net                                   13,532       14,911
 Deferred income taxes, net                       2,521        3,395
 Other assets                                     1,812        2,240
                                                 ------       ------
  Total other assets                             17,865       20,546
                                                -------     --------
                                               $136,491     $114,396
                                               ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Current maturities of long-term debt           $ 2,719      $ 1,820
 Accounts payable and accrued liabilities        36,200       25,446
                                                 ------       ------
  Total current liabilities                      38,919       27,266

LONG-TERM LIABILITIES
 Long-term debt                                  29,849        7,368
 Lease liabilities                                6,201        6,421
 Convertible subordinated debentures                          33,383
                                                 ------       ------
  Total long-term liabilities                    36,050       47,172
                                                 ------       ------
  Total liabilities                              74,969       74,438

COMMITMENTS AND CONTINGENCIES (see Notes 7,
 9 and 11)

SHAREHOLDERS' EQUITY
 Preferred stock, par value $.01; 1,000,000 shares authorized; none issued

 Common stock, par value $.01; 80,000,000
 shares authorized; 23,052,781 issued
  and outstanding in 1995 (20,302,654               231          203
  shares in 1994)
 Additional paid-in capital                      40,633       27,190
 Retained earnings                               20,886       13,521
 Foreign currency translation adjustment           (228)        (956)
                                                 ------       ------
  Total shareholders' equity                     61,522       39,958
                                               --------     --------
                                               $136,491     $114,396
                                               ========     ========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands)

                                              1995         1994         1993
                                           -------      -------      -------

OPERATING ACTIVITIES
 Net income                                $13,720      $ 6,059      $ 2,867
 Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation and amortization              5,252        5,057        4,817
  Provision for restructuring                                          3,000
  Cumulative effect of changes in                                     (2,270)
   accounting principles
  Deferred income taxes                      2,533        1,872           71
  Provision for inventory losses             3,877        3,043        1,166
  Other non-cash charges                       627          375          204
 Changes in operating assets and

 liabilities:
  Increase in accounts receivable           (5,302)      (1,423)      (3,435)
  Increase in inventories, prepaid
  expenses and other                       (15,421)      (4,964)      (3,519)
  Increase (decrease) in accounts
  payable and accrued liabilities           11,972        2,679       (1,805)
                                           --------     --------     --------
NET CASH PROVIDED BY OPERATING
ACTIVITIES                                  17,258       12,698        1,096
                                           --------     --------     --------
INVESTING ACTIVITIES
 Purchases of property, plant &
 equipment                                  (7,381)      (4,686)      (3,411)
 Proceeds from sale of building              1,524                       800
 (Increase) decrease in other assets         1,103         (433)        (335)
                                           --------     --------     --------
NET CASH USED IN INVESTING ACTIVITIES       (4,754)      (5,119)      (2,946)
                                           --------     --------     --------
FINANCING ACTIVITIES
 Principal payments on debt and leases      (1,947)      (1,259)      (3,428)
 Proceeds from exercises of stock
 options                                     4,209          253          286
 Repurchases of common stock                (8,305)
 Issuance of long-term debt                 24,375        3,600
 Repurchase of convertible
  subordinated debentures                  (24,505)        (520)
                                           --------     --------     --------
NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                        (6,173)       2,074       (3,142)
                                           --------     --------     --------
EFFECT OF EXCHANGE RATE CHANGES ON
CASH AND EQUIVALENTS                           108          412         (423)
                                           --------     --------     --------
INCREASE (DECREASE) IN CASH AND
EQUIVALENTS                                  6,439       10,065       (5,415)

CASH AND EQUIVALENTS, BEGINNING OF
YEAR                                        20,211       10,146       15,561
                                           --------     --------     --------
CASH AND EQUIVALENTS, END OF YEAR          $26,650      $20,211      $10,146
                                           ========     ========     ========

[FN]
NONCASH INVESTING AND FINANCING ACTIVITIES:

In fiscal 1995, holders of the Company's convertible subordinated debentures representing a principal amount of $9,121,000 converted the debentures into 1,972,085 shares of the Company's common stock (see Note 8). Also, goodwill decreased by $646,000 as a result of utilizing tax loss carryforwards obtained in a prior business combination.

In fiscal 1994, the Company incurred long-term debt of $857,000 (net of unamortized discount of $222,000) for the purchase of a building for $922,000. Also, goodwill decreased by $795,000 as a result of utilizing tax loss carryforwards obtained in a prior business combination.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands)

                                                                            Foreign
                                                  Additional               Currency
                               Common Stock        Paid-In     Retained   Translation
                             Shares     Amount     Capital     Earnings  Adjustments

BALANCE, JANUARY 2, 1993      19,973      $200     $26,455      $ 4,595      $ (444)

Issuance of stock                 38                   100
Exercises of stock options       130         1         285
Foreign currency
 translation adjustment                                                      (1,257)
Net income                                                        2,867


BALANCE, DECEMBER 31, 1993    20,141       201      26,840        7,462      (1,701)

Issuance of stock                 42         1          98
Exercises of stock options       120         1         252
Foreign currency
 translation adjustment                                                         745
Net income                                                        6,059


BALANCE, DECEMBER 30, 1994    20,303       203      27,190       13,521        (956)

Issuance of stock                 33                   100
Exercises of stock options     1,883        19       3,955
Tax benefit from exercises
of stock options                                     1,945
Repurchases and retirement
of common stock               (1,138)      (11)     (1,939)      (6,355)
Conversion of convertible
subordinated debentures        1,972        20       9,382
Foreign currency
 translation adjustment                                                         728
Net income                                                       13,720

BALANCE, DECEMBER 29, 1995    23,053      $231     $40,633      $20,886      $ (228)

--------
See notes to consolidated financial statements.

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

Accounts Receivable

  The Company's accounts receivable are primarily due from companies in the high technology and electronics industries. Collateral generally is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations. The allowance for doubtful accounts was $1,490,000 and $1,354,000 at December 29, 1995 and December 30, 1994, respectively.

Inventories

  Raw material inventories are stated at the lower of cost, on a first-in, first-out basis, or market. Work in process and finished goods inventories are stated at accumulated costs, which are not in excess of market, less customer progress payments, if applicable. Reserves are provided for excess and obsolete inventories.

Property, Plant & Equipment

  Property is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 30 years. Major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred.


Goodwill and Other Intangibles

  The excess of purchase price over net assets of acquired companies (goodwill) is capitalized and amortized on a straight-line basis over periods ranging from 20 to 40 years. Related accumulated amortization was $4,943,000 and $4,210,000 at December 29, 1995 and December 30, 1994, respectively. On a periodic basis, the Company estimates the future undiscounted cash flows and operating income of the businesses to which goodwill relates in order to ensure that the carrying value of such goodwill has not been impaired. At December 29, 1995, other intangibles consist primarily of debt issuance costs which are being amortized on a straight-line basis over a five-year period. Related accumulated amortization was $1,860,000 and $2,945,000 at December 29, 1995 and December 30, 1994, respectively.

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

Income Taxes

  On January 2, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." Under this statement, deferred tax assets and liabilities reflect the future tax consequences of the differences between the financial reporting and tax bases of assets and liabilities using tax rates in effect for the year in which differences are expected to reverse. In addition, this standard requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

Earnings Per Share

  Earnings per share is calculated based upon the weighted average number of common shares outstanding during each year, adjusted for dilutive common stock equivalents as applicable.

Accounting Pronouncements

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, `Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of', which requires adoption in fiscal 1996. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed. The Company believes the adoption of SFAS No. 121 will not have a material effect on the Company's financial condition or results of operations.

  In October 1995, the Financial Accounting Standards Board issued SFAS No.
123, `Accounting for Stock-Based Compensation'', which requires adoption in fiscal 1996. SFAS No. 123 requires that the Company's financial statements include certain disclosures about stock-based employee compensation arrangements and permits the adoption of a change in accounting for such arrangements. Changes in accounting for stock-based compensation are optional and the Company plans to adopt only the disclosure requirements in 1996.

Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Reclassifications

  Certain amounts in the 1994 and 1993 financial statements have been reclassified to be consistent with the method of presentation used in the 1995 financial statements.


2.INVENTORIES

  The components of inventories, net of allowances for slow-moving and obsolete items, are as follows ($000s):

                                                1995        1994
                                             -------     -------
     Raw materials                           $15,350     $11,016
     Work in process                           4,215       3,174
     Finished goods                           11,671       5,857
                                             -------     -------
     Inventories, net                        $31,236     $20,047
                                             =======     =======

3.PROPERTY, PLANT & EQUIPMENT

  Property, plant & equipment is comprised of ($000s):

                                                1995        1994
                                             -------     -------
     Land                                    $   762     $ 1,327
     Buildings                                18,428      20,715
     Equipment                                32,897      28,247
     Leasehold improvements                    1,348         968
                                             -------     -------
                                              53,435      51,257
     Less accumulated depreciation            25,720      25,019
                                             -------     -------
     Property, plant & equipment, net        $27,715     $26,238
                                             =======     =======

  Depreciation expense was $3,931,000, $3,483,000 and $3,097,000 in fiscal years 1995, 1994 and 1993, respectively.


4.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  The components of accounts payable and accrued liabilities are as follows ($000s):

                                                1995        1994
                                             -------     -------
     Accounts payable                        $17,041     $10,123
     Accrued liabilities:
       Compensation and benefits               8,948       7,685
       Income taxes payable                    2,272       1,449
       Other                                   7,939       6,189
                                             -------     -------
     Total                                   $36,200     $25,446
                                             =======     =======

  At December 29, 1995 and December 30, 1994, other accrued liabilities primarily consists of accruals for product warranty costs, commissions, interest, advertising, rent, accounting and legal fees, and other taxes.

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


5.RESTRUCTURING OF OPERATIONS

  In the fourth quarter of 1993, the Company initiated a plan to restructure its operations to eliminate low volume, high-cost production lines in North America and consolidate its remaining U.S. Power Conversion activities into one division, and, in connection with this plan, recorded a $3.0 million restructuring charge to operating expenses ($2.2 million or $0.11 per share, after taxes). The restructuring costs included $1.9 million of estimated employee-related severance costs and $1.1 million of estimated asset write-downs and other expenses associated with the consolidation and termination of certain Power Conversion North America operations.

  At the time the restructuring was announced, management estimated that the restructuring would reduce fiscal 1994 operating costs by $1.2 million, a reduction which was achieved during that year. At the end of fiscal 1994, consistent with the Company's restructuring plan, 109 employees had been terminated and certain other employees had been reassigned. As of December 29, 1995, the Company had completed its restructuring activities.

6.SHORT-TERM BORROWINGS

  On April 4, 1995, the Company entered into an unsecured credit agreement with First Union National Bank of Florida (`First Union'') which provided for a $20 million revolving line of credit which extends through April 1, 1998. The agreement provides for interest at the Company's option of either .75% above the London Interbank Offered Rate (`LIBOR'') or at the prime rate minus .50%, and includes a fee of .25% on the unused balance. The agreement contains certain restrictive covenants which, among other things, require the Company to maintain certain financial ratios and limit the purchase, redemption or retirement of capital stock and other assets. As of December 29, 1995, the Company had made no borrowings under the line of credit and was in compliance with the agreement's covenants.

7.LONG-TERM DEBT

Long-term debt is comprised of the following:       1995         1994
                                                 -------      -------
                                                 ($000s)      ($000s)

8.25% interest-bearing note, due in bi-annual
installments, maturing April 1, 2002 (a)         $25,000

7.5% mortgage note due in monthly
installments of $79,268, including
interest, through January 31, 2000 (d)             3,065       $3,674

6.9% mortgage note due in monthly
installments of $27,700, including interest,
through June 28, 2001 (b)(d)                       3,477        3,568

Non-interest-bearing note, due 1997, net of
unamortized discount of $155,000 and $222,000
at December 29, 1995 and December 30, 1994,
respectively, based on an imputed interest
rate of 10% (c)(d)                                   618          857

Non-interest-bearing Senior Subordinated Note
due in common stock of the Company on January
3, 1996                                              100          400


10% mortgage note due in monthly installments
of $7,600, including interest, through April
1, 1995                                                           469

  Other                                              308          220
                                                 -------      -------
                                                  32,568        9,188
  Less: current maturities                         2,719        1,820
                                                 -------      -------
  Long-term debt                                 $29,849       $7,368
                                                ========      =======

     [FN]
     (a)On April 4, 1995, the Company entered into an unsecured credit agreement with First Union which provided for a $25 million seven-year term loan. The note specifies repayment as follows: $1,500,000 due on April 1, 1996 and April 1, 1997, and $2,200,000 due on April 1 and October 1 of each year beginning October 1, 1997 until maturity, with interest payable monthly. Proceeds from the term loan were used to redeem the Company's Debentures (see Note 8). The agreement contains certain restrictive covenants which are the same as those discussed in Note 6. In May 1995, the Company entered into an Interest Rate Collar Agreement with First Union, which set boundaries for the interest payment terms on its $25 million term loan. The agreement placed a ceiling of 9.75% on the Company's floating rate option in exchange for First Union's ability to elect a fixed rate option of 8.25%. In June 1995, First Union exercised its option to receive interest at the fixed rate for the remaining term of the loan.

     (b)On June 28, 1994, the Company obtained a $3,600,000 seven-year commercial mortgage loan from Firstar Bank Madison, N.A. at a fixed interest rate of 6.9% for the first three years, repriced thereafter at 250 basis points over the then prevailing four-year U.S. Treasury Index. The loan is secured by a first mortgage on a subsidiary's facility in Wisconsin and by the Company's guaranty. The loan proceeds were used to provide additional working capital.

     (c)On December 30, 1994, the Company purchased a building for approximately $922,000 from the Industrial Development Authority (``IDA'') of Ireland

       in exchange for a three year non-interest-bearing note. The note specifies repayment in three yearly installments due on September 30, 1995, 1996 and 1997.

     (d)Collateralized by properties with an aggregate net book value of approximately $12,641,000 at December 29, 1995.

  Maturities of long-term debt are as follows: $2,719,000 in 1996, $4,965,000 in 1997, $5,332,000 in 1998, $5,326,000 in 1999, $4,558,000 in 2000 and
$9,823,000 thereafter.

  Interest paid was approximately $3,274,000, $3,877,000, and $3,688,000 in 1995, 1994 and 1993, respectively.

8.CONVERTIBLE SUBORDINATED DEBENTURES

  The Company's 9.5% Convertible Subordinated Debentures (the ``Debentures'') due 1997 were issued pursuant to an underwritten public offering. The Debentures were subordinated to all existing and future Senior Indebtedness of the Company (as defined in the indenture), and were convertible into shares of common stock at a conversion price of $4.625 per share, subject to adjustment as set forth in the indenture.

  In 1992, the Company repurchased $4,000,000 in principal of the Debentures for a purchase price of $3,874,000. Additionally, in 1994, the Company repurchased $512,000 in principal of the Debentures for a purchase price of $520,000. The respective gain and loss on repurchase, net of unamortized issuance costs, was not material to the Company.

  In May 1995, the Company called for redemption all of its outstanding Debentures which amounted to $33.4 million. The Debentures were redeemed for an aggregate amount of $1,054.86 per $1,000 of principal amount (consisting of a redemption payment of $1,010 plus accrued and unpaid interest of $44.86). As a result of the redemption, holders of Debentures representing a principal amount of $9.1 million elected to convert the Debentures into 1,972,085 shares of the Company's common stock, pursuant to the terms of the Debentures, while the balance of $24.3 million was redeemed. This transaction resulted in an increase in Shareholders' Equity of approximately $9.4 million. The redemption resulted in an extraordinary loss of approximately $397,000 (net of taxes of $187,000), consisting of a 1% redemption premium of $165,000 and a write-off of unamortized financing costs of $232,000.

9.LEASE COMMITMENTS

 The Company is obligated under noncancellable operating leases for facilities and equipment which expire at various dates through 2005 and contain renewal options at favorable terms. Future minimum annual rental obligations and noncancellable sublease income are as follows ($000s):

                               Rental      Sublease
                            Obligations     Income
                            -----------    -------
     YEAR
     1996                     $ 3,443       $2,414
     1997                       3,396        2,414
     1998                       2,721          402
     1999                       2,544
     2000                       2,574
     Thereafter                13,684
                              -------      -------
     Total                    $28,362       $5,230
                              =======      =======


  Rental expense under operating leases amounted to $2,512,000, $2,142,000 and $2,184,000 in 1995, 1994 and 1993, respectively. Sublease income was $1,655,000, $1,611,000 and $1,570,000 for 1995, 1994 and 1993, respectively.

  Lease liabilities have been recorded for certain leased manufacturing facilities no longer deployed in the Company's operations. Although the facilities are being subleased, the future lease obligations exceed future sublease income, thereby creating loss contracts. The aggregate minimum annual rental obligations and sublease income under these leases have been included in the lease commitments table presented above. Lease liabilities are estimated based on contract provisions and historical and current market rates. These estimates can be materially affected by changes in market conditions.

10. INCOME TAXES

  As discussed in Note 1, the Company adopted SFAS No. 109 on a prospective basis in the first quarter of 1993. The cumulative effect of this change in accounting principle that relates to years prior to 1993 was to increase net income in the first quarter of 1993 by $3,091,000, or $0.15 per share, and reduce goodwill by $2 million for net operating loss carryforwards of acquired companies. The effect of adopting this statement on income before income taxes was not material.

  Income before income taxes for domestic and foreign operations consists of the following ($000s):

                                 1995        1994        1993
                              -------     -------     -------
U.S.                          $13,903      $7,018     $(1,175)
Foreign                         5,704       2,162       2,176
                              --------    --------    --------
Total income before income
 taxes                        $19,607      $9,180     $ 1,001
                             ========     =======     ========



  The components of the provision for income taxes consist of the following ($000s):

                                 1995         1994         1993
                              -------      -------      -------
Currently payable:
     Federal                   $  299       $  170
     State                      1,253          596         $127
     Foreign                    1,405          483          206
                              --------     --------     --------
Total current                   2,957        1,249          333
                              --------     --------     --------
Deferred provision (benefit):
     Federal                    2,280        1,660         (423)
     State                        186          212          302
     Foreign                       67                       192
                              --------     -------      --------
Total deferred                  2,533        1,872           71
                              --------     --------     --------
Total provision for income
taxes                          $5,490       $3,121         $404
                              ========     ========     ========

--------

  The exercise of non-qualified stock options resulted in state and federal income tax benefits to the Company related to the difference between the fair market price at the date of exercise and the exercise price. In 1995, the provision for income taxes excludes current tax benefits of $1,945,000 related to the exercise of stock options credited directly to additional paid-in capital.

  During 1995 and 1994, the Company utilized tax loss carryforwards obtained in a prior business combination. The effect of utilizing these carryforwards was to reduce goodwill by approximately $646,000 and $795,000 in 1995 and 1994, respectively. In 1993, the Company had a net loss for federal income tax purposes.

  Income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries, which approximated $22.1 million as of December 29, 1995, as the Company does not intend to repatriate such earnings.

  The effective income tax rate differs from the statutory federal income tax rate for the following reasons:

                                 1995         1994         1993
                              -------      -------      -------

Statutory federal income tax   35.0%        34.0%        34.0%
 rate
Foreign tax effects            (2.7)        (2.8)       (23.3)
Adjustments to beginning of
 year deferred tax assets                                 9.1
Amortization of goodwill        0.3          0.7          8.5
Change in the valuation       (11.7)        (8.4)         7.3
 allowance
Effect of AMT and state         7.3          7.7         (0.4)
 income taxes
Other                          (0.2)         2.8          5.2
                              --------     --------     --------
Effective income tax rate      28.0%        34.0%        40.4%
                             ========     ========     ========



Significant components of the Company's deferred income tax assets and liabilities as of December 29, 1995 and December 30, 1994 are as follows ($000s):

                                                   1995         1994
                                                -------      -------
Acquired net operating loss carryforwards
(expiring 1998 through 2000)                     $1,211      $ 2,496
Lease liabilities                                 2,474        2,659
Inventory reserves                                2,007        2,094
Net operating loss carryforwards (expiring        2,725        2,648
2003 through 2008)
Tax credit carryforwards (expiring 1996
through 2001)                                     2,034        1,899
Other accrued liabilities                         2,133        2,172
Other                                               344          408
                                                --------     --------
Total deferred tax assets
                                                 12,928       14,376
Valuation allowance                              (9,890)     (10,453)
                                                --------    ---------
Net deferred income tax assets                  $ 3,038      $ 3,923
                                                ========     ========

  The valuation allowance at December 29, 1995 includes approximately $605,000 associated with acquired net operating loss carryforwards, which, if subsequently recognized, will reduce goodwill and $2.5 million related to the exercise of stock options which, when recognized, will be credited directly to additional paid-in capital. During the year ended December 29, 1995, the valuation allowance decreased by $563,000 mainly due to the utilization of tax loss carryforwards. In assessing the likelihood of utilization of existing deferred tax assets, management has considered the historical results of operations and the current operating environment. Management believes, more likely than not, that future taxable income will be sufficient to utilize deferred tax assets of $3.0 million.

  The Company made payments for federal, state and foreign income taxes of approximately $878,000, $534,000, and $206,000 during 1995, 1994, and 1993, respectively.

11. CONTINGENCIES

  In current and prior years, the Company received grant assistance, under grant agreements, from the IDA in connection with the Company's establishment of its Irish manufacturing facility. The funds received reduced the cost of facility and equipment and operating expenses. On October 26, 1994, the Company entered into a new Grant Agreement whereby the IDA granted the sum of approximately $2.0 million to the Company in consideration of the Company providing employment for a given number of Irish citizens, over a three year period. As of December 29, 1995, the Company had received approximately $1.3 million of the $2.0 million grant. The funds received reduced operating expenses incurred in connection with the expansion of the Company's operations in Ireland. In the event of noncompliance with certain terms and conditions of the above mentioned grant agreements, the Company may be required to repay approximately $2.2 million of funds received to date. Management believes that noncompliance with the agreements is unlikely.


12.STOCK REPURCHASES

 During fiscal 1995, the Company repurchased and retired a total of 1,138,000 shares of its common stock pursuant to a share buy-back plan announced in May 1995. According to the plan, the Company intends to repurchase from time to time up to an aggregate of 2,000,000 shares through open market transactions to minimize the dilutive effect of the shares issued to converting debentureholders. The excess of the cost of shares repurchased over par value was allocated to additional paid-in capital based on the pro-rata share amount of additional paid-in capital for all shares with the difference charged to retained earnings.

13.STOCK OPTION PLANS

The Company maintains a qualified stock option plan, a qualified employee stock purchase plan and certain non-qualified plans, including a key employee option plan, two plans for outside directors and a Performance Equity Plan ("PEP") for certain officers and key employees. The employee stock purchase plan provides for the grant of options to employees at an exercise price equal to the lower of 85% of the common stock market value at the date of grant or at various exercise dates throughout the year. Under such plans, a maximum of 6,350,000 option shares have been authorized, of which 224,183 are available to be granted.
These options may be exercised at various times as determined at the time of grant. The PEP options may become exercisable after the price of the Company's common stock achieves certain levels for specified periods of time or upon the passage of designated time periods. Options outstanding have been granted at prices ranging from $1.63 to $7.38 per share. During 1995, the price of options exercised ranged from $1.75 to $4.875. Stock option activity was as follows:

                                             1995          1994          1993
                                        ---------      --------      --------

OPTIONS OUTSTANDING, BEGINNING OF YEAR  3,650,438     3,663,567     3,814,665
  Options granted                         882,551       682,115       306,960
  Options exercised                    (1,998,440)     (120,378)     (130,146)
  Options canceled                       (232,042)     (574,866)     (327,912)
                                        ---------     ---------     ---------
OPTIONS OUTSTANDING, END OF YEAR        2,302,507     3,650,438     3,663,567
                                        =========     =========     =========

OPTIONS EXERCISABLE, END OF YEAR        2,068,299     2,077,270     1,194,017


14.EMPLOYEES' THRIFT AND SAVINGS PLAN

  The Company's Section 401(k) Qualified Plan permits substantially all United States employees to invest up to 15% of their base compensation (as defined) on a pretax basis in common stock of the Company, or growth equity and fixed income funds. The Company may, at the discretion of the Board of Directors, make a contribution to the Plan. The Board of Directors authorized contributions of $400,000, $218,000 and $250,000, respectively, for fiscal years 1995, 1994 and
1993.

15.FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS - In 1995, the Company utilized foreign currency forward contracts to minimize its exposure to potentially adverse changes in foreign currency exchange rates on anticipated but not firmly committed purchases or sales made by its international subsidiaries. No forward contracts were outstanding at December 29, 1995 and the amount of any gain or loss on these contracts during the year was not material. The Company does not hold or issue financial instruments for trading purposes.

  The Company enters into various other types of financial instruments in the normal course of business. Fair values for certain financial instruments are based on quoted market prices. For other financial instruments, fair values are based on the appropriate pricing models using current market information. The amounts ultimately realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments. Fair values of cash and equivalents, accounts receivable, accounts payable, other current liabilities and debt reflected in the December 29, 1995 statement of financial condition approximate carrying value at that date.

CONCENTRATION OF CREDIT RISK - The Company's cash and equivalents and accounts receivable are subject to potential credit risk. The Company's cash management and investment policies restrict investments to low risk, highly-liquid securities and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across geographic regions. As of December 29, 1995 and December 30, 1994, the Company had no significant concentrations of credit risk.

16.SIGNIFICANT CUSTOMER

  For the years ended December 29, 1995 and December 30, 1994, sales to one customer amounted to $20.7 million, or 11%, and $9.9 million, or 6.4%, of consolidated net sales, respectively.

17.FOREIGN OPERATIONS

  The Company is engaged principally in the development, manufacturing and sale of electronic products and subsystems for power conversion, industrial automation and other real-time systems applications. The Company's sales are made through both direct and indirect sales channels to a wide customer base in North America, Europe and the Pacific Rim. The principal markets served are telecommunications, networking, wireless communications and computing. In recent years, the Company's primary focus has been to grow its presence in the communications marketplace, particularly in the networking and telecommunications sectors.

  Approximately 80% of the Company's products are manufactured in foreign locations. Specifically, 65% of the Company's 1995 sales were from products manufactured in the Company's facilities in Hong Kong and China, 16% from products manufactured in the Company's facility in the Republic of Ireland and the remaining 19% from domestic operations. Included in the Company's consolidated statement of financial condition at December 29, 1995 are the net assets of the Company's European and Asian subsidiaries which total approximately $16.5 million and $14.9 million, respectively.

  Sales and marketing operations outside the United States are conducted principally through Company sales representatives, independent manufacturer's representatives and distributors in Canada, Europe and the Pacific Rim. Sales are primarily in U.S. dollars and certain European currencies. Intercompany sales are in U.S. dollars and are based on cost plus a reasonable profit but less than pricing to unaffiliated customers. There were no material amounts of United States export sales.

  A summary of the Company's operations by geographic area is presented below ($000s):

                                     1995          1994          1993
                                   ------        ------        ------
SALES
   TO UNAFFILIATED CUSTOMERS:
     United States               $139,274      $117,300      $ 96,327
     Europe & other                46,428        34,794        23,434
     Asia-Pacific Rim               5,676         2,706         4,029
   INTERCOMPANY SALES:
     United States                  2,937         3,897         3,360
     Europe & other                 4,219         2,225           182
     Asia-Pacific Rim              79,191        50,701        38,356
     Eliminations                (86,347)      (56,823)      (41,898)
                                 ---------     ---------     ---------
     Consolidated                $191,378      $154,800      $123,790
                                 =========     =========     =========

INCOME (LOSS) BEFORE INCOME
TAXES
     United States                $18,197       $12,686        $4,646
     Europe & other                 5,362         2,169         2,462
     Asia-Pacific Rim               3,560         1,799         1,312
     Other (a)                     (6,075)       (7,437)       (7,561)
     Eliminations                 ( 1,437)          (37)          142
                                 ---------     ---------     ---------
     Consolidated                 $19,607      $  9,180        $1,001
                                 =========     =========     =========

  IDENTIFIABLE ASSETS
     United States               $ 61,967      $ 55,720      $ 60,504
     Europe & other                21,657        17,112        11,814
     Asia-Pacific Rim              33,058        23,784        18,693
     Other (a)                     22,262        18,062        10,669
     Eliminations                  (2,453)         (282)         (244)
                                 ---------     ---------     ---------
     Consolidated                $136,491      $114,396      $101,436
                                 =========     =========     =========

[FN]
(a)Other included in the table above represents interest, corporate general and administrative expenses, and certain assets not allocable to other geographic segments.

18.SELECTED CONSOLIDATED QUARTERLY DATA (UNAUDITED)
  (Amounts in Thousands Except Per Share Data and Stock Prices)

                                    FIRST       SECOND        THIRD       FOURTH
                                  QUARTER      QUARTER      QUARTER      QUARTER
                                  -------      -------      -------      -------

FISCAL 1995

Sales                             $44,297      $47,316      $46,905      $52,860
Gross profit                       16,152       17,524       18,390       20,012
Income before extraordinary item    2,019        2,866        4,358        4,874
Net Income                          2,019        2,469        4,358        4,874
Earnings per share before            0.09         0.12         0.18         0.20
extraordinary item
Earnings per share                   0.09         0.10         0.18         0.20
Stock price:
  High                               5.00         6.25         8.94        13.25
  Low                                3.13         4.81         5.88         7.50

FISCAL 1994

Sales                             $37,664      $38,393      $36,941      $41,802
Gross profit                       13,757       14,392       13,787       15,133
Net Income                          1,215        1,513        1,458        1,874
Earnings per share                   0.06         0.07         0.07         0.09
Stock price:
  High                               2.94         3.19         3.63         3.63
  Low                                2.25         2.13         2.69         2.88

  The Company recorded an after-tax extraordinary item of $397,000 in the second quarter of 1995. Data in the above tables are presented on a thirteen-week period basis rather than on a calendar quarter basis.

  As of December 29, 1995, there were approximately 6,700 shareholders comprised of record holders and individual participants in security position listings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

     Operating performance improved significantly in 1995 producing net income of $13.7 million, or $0.59 per share, versus $6.1 million, or $0.29 per share, in 1994, as a result of a 24% sales increase, lower manufacturing overhead and operating expense efficiencies. Operating income increased to $21.7 million or 11.4% of sales compared to $12.4 million or 8.0% a year ago, with total operating expenses as a percent of sales decreasing from 29% to 26%. Selling, general and administrative expenses remained at relatively the same level in dollar terms, decreasing from 22% of sales a year ago to 18%, while investment in research and development increased 48% as the Company continued to focus on developing customer defined product solutions for the communications industry.
  The following table summarizes the Company's sales performance by product category ($000s):

                                  1995      1994      1993
                                 -----     -----     -----
Power Conversion              $155,426  $117,995  $ 94,501
Computer Systems                19,026    18,198    16,053
Industrial Automation           16,926    18,607    13,236
                              --------- --------- ---------
Total                         $191,378  $154,800  $123,790
                              ========= ========= =========

The increase in sales is the result of the Company's further penetration of the communications marketplace particularly in the networking and telecommunications sectors. Sales growth in the Company's Power Conversion business was largely due to new OEM customer programs and expansion of its distribution sales channels in North America, Europe and Asia. Computer Systems sales grew as a result of new product introductions directed towards the communications and graphics market sectors while Industrial

Automation sales decreased year to year largely due to lower demand from utility customers.

1995 COMPARED TO 1994

  SALES increased by 24% in 1995 and order backlog increased by 41% from $37.0 million at December 30, 1994 to $52.1 million at December 29, 1995. The growth resulted from a $37.4 million (32%) sales increase in Power Conversion and a $0.8 million (5%) increase in Computer Systems offset by a decrease of $1.7 million (9%) in Industrial Automation.

  Power Conversion sales increased over 1994 primarily due to continued strong worldwide growth in both direct and indirect sales channels. The Company's European Power Conversion business recorded a 33% increase in sales over 1994 while North American sales increased 28% over the prior year. These improvements resulted from the Company's efforts in developing new and existing customer partnerships in high growth market sectors within the communications marketplace, introducing new products and expanding its distribution channels. Sales to customers in Asia and the Pacific Rim increased 110% to $5.7 million due to increased demand from customers in China, the Company's largest Asian marketplace.

  Computer Systems sales increased by 5% over 1994 on increased demand for several newly released products from both new and established OEM customers in product applications such as video-on-demand, machine vision and voice messaging. In 1996, Computer Systems will continue its initiative to develop new products aimed at customers in the communications industry.

  Industrial Automation sales decreased 9% from 1994 due to lower sales to nuclear utility customers. The business has been adversely affected in recent years by the cyclical nature of utility customer demand and is developing new products which will expand its industrial customer base reducing its reliance on utility sector sales as the business strives for consistent sales growth.

  The strong growth in the Power Conversion business required expansion of production capabilities and, to address this requirement, the Company increased its manufacturing presence in China by contracting additional workforce and investing in plant and equipment. Likewise, to service the increasing demand from European customers, the Company completed a $7.0 million capital investment program to acquire manufacturing plant and equipment in the Republic of Ireland providing the European business with advanced surface mount technology manufacturing capability.

  GROSS PROFIT in 1995 increased by $15.0 million compared to 1994 on higher sales volume while gross margin increased to 37.7% of sales in 1995 from 36.9% in 1994. This performance improvement resulted from the Company's ongoing commitment to reduce manufacturing costs and implement overall process improvements and the favorable effect of higher volumes on fixed cost per unit. These factors were sufficient to overcome price increases paid for certain components that are in short supply industry wide and an increasing proportion of sales to OEM customers at lower overall margins. Price increases resulting from supply shortages of certain components are expected to persist in 1996 presenting a continuing challenge to the Company in its efforts to obtain adequate quantities of scarce components to fulfill customer commitments. During 1995, the Company compensated for these shortages by acquiring additional inventories of certain components and will continue this practice on a selective basis in 1996.

  OPERATING EXPENSES declined to approximately 26% of sales in 1995 from the 29% reported a year ago. OPERATING INCOME rose to 11.4% of sales from 8.0% in 1994, despite the increase in research and development expenses.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES in 1995 declined to 18% of sales versus 22% a year ago, resulting from the significantly higher sales volume and efficiencies generated by information systems investment and greater management focus on reducing total enterprise cost per product.

  RESEARCH AND DEVELOPMENT EXPENSES increased $5.2 million (48%) compared to 1994 as the Company invested in new product platforms to service the communications marketplace. As a result of the Company's increased product development activities, six new families of products were introduced in 1995. The Company views continued investment in research and development as critical to its future growth and competitiveness and is committed to continuing its efforts in new standard and custom product development.

  NET INTEREST COST decreased to $2.1 million from $3.2 million in 1994 as a result of higher cash balances and interest rates and from lower debt after the redemption of the Company's debentures.

  PROVISION FOR INCOME TAXES decreased to 28% of pretax income in 1995 from 34% in 1994. The effective tax rate for 1995 decreased primarily as a result of a reduction in the valuation allowance resulting from a higher than expected utilization of deferred tax assets. For additional information regarding income taxes, refer to pages 27 and 28 of the Notes to Consolidated Financial Statements.

1994 COMPARED TO 1993

  SALES increased by 25% in 1994 and order backlog increased by 15% from $32.3 million at December 31, 1993 to $37.0 million at December 30, 1994. The growth resulted from a $23.5 million (25%) sales increase in Power Conversion, a $5.4 million (41%) increase in Industrial Automation, and a $2.1 million (13%) increase in Computer Systems.

  Power Conversion sales increased over 1993 primarily due to strong growth in the European business and increased worldwide demand from OEMs. The Company's European Power Conversion business recorded a 49% increase in sales over 1993 driven by growth in both its OEM and distribution sales channels. On a worldwide basis, the Company's focus on tailoring its product and service offerings towards customers in the telecommunications and networking market sectors proved successful, enabling the Company to participate in the strong growth seen in those markets during 1994.

  In the other geographical areas served, North American sales increased 20% over 1993 on strong OEM and distributor sales channel performance, while sales to customers in Asia and the Pacific Rim during 1994 decreased 33% from 1993 due to stringent government economic controls to curb inflation in China.

  Computer Systems sales increased by 13% over 1993 on increased demand from many of its established OEM customers and sales of several new products which were released during the year including the Nitro60 based on Motorola's MC 68060 microprocessor, while Industrial Automation sales increased 41% over 1993 as nuclear utility customer demand recovered from the depressed levels encountered in the prior year.

     GROSS PROFIT for the year increased by $8.7 million on higher sales volume. However, gross margin declined from 39.1% of sales for 1993 to 36.9% for 1994, primarily due to changes in mix within Power Conversion toward higher volume sales to OEM customers at lower margins, and the impact from production costs associated with increased sales of the Company's high density converter product. These negative influences on gross margin exceeded benefits gained from lower production costs resulting from cost reduction efforts and the transition of North American Power Conversion manufacturing to overseas locations during 1994.

     OPERATING EXPENSES declined to 29% of sales in 1994 from 33% in 1993 (excluding the $3.0 million pretax restructuring charge). OPERATING INCOME rose to 8.0% of sales from 5.8% (excluding the restructuring charge) in 1993, despite the decline in gross profit as a percent of sales.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES declined steadily during 1994 to 22% of sales compared to 26% in 1993, reflecting cost containment measures implemented by management to confine growth in expenses in light of the reduced gross margins.

     RESEARCH AND DEVELOPMENT EXPENSES increased by 16% over 1993 as the Company continued to invest in new product development in each of its businesses.

     PROVISION FOR INCOME TAXES was 34% and 40% of pretax income in 1994 and 1993, respectively. The effective tax rate for 1994 decreased primarily as a result of a reduction in the valuation allowance resulting from a higher than expected utilization of deferred tax assets.

  CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES of $2.3 million includes a benefit of $3.1 million ($0.15 per share) from the adoption of SFAS No. 109 and a charge of $0.8 million ($0.04 per share), net of income tax benefits, from the adoption of SFAS No. 112. These amounts represent the impact of adoption related to fiscal years before 1993. The effect of these changes on income before income taxes in 1993 was not material. Prior years financial statements have not been restated to apply the provisions of these statements.

OTHER

  In fiscal 1996, the Company is required to adopt the provisions of Statements of Financial Accounting Standards (`SFAS'') No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of''and No. 123, `Accounting for Stock-Based Compensation.'' The Company believes the adoption of SFAS No. 121 will not have a material effect on the Company's financial condition or results of operations. Changes in accounting for stock-

based compensation are optional and the Company plans to adopt only the disclosure requirements in 1996.

  The Company maintains significant assets and operations in Europe and Asia and, as a result, its financial performance could be significantly affected by foreign currency gains and losses. As a result of its procurement of products and sales in foreign currencies, the Company may be exposed to cost increases relative to local currencies. To mitigate potential adverse trends, the Company's operating strategy and pricing take into account changes in exchange rates over time. In 1995, the Company also entered into foreign currency forward contracts to fix certain of its product costs.

FINANCIAL CONDITION

  CASH AND EQUIVALENTS increased to $26.7 million at December 29, 1995 from $20.2 million at December 30, 1994. The increase is the result of higher net income, proceeds of $1.5 million from the sale of the Pompano Beach, Florida facility, and $4.2 million from the exercise of stock options, partially offset by the repurchase of 1,138,000 shares of the Company's common stock for $8.3 million and purchases of plant and equipment for $7.4 million.

  ACCOUNTS RECEIVABLE, NET increased $5.3 million over 1994 due to the growth in fourth quarter sales reported principally in the Power Conversion business.

  INVENTORIES, NET increased $11.2 million (56%) from December 30, 1994 primarily in the Power Conversion business to meet higher sales volumes and to protect against component shortages being experienced in the electronics marketplace. Due to the increase in inventory and increased utilization of vendor financing, accounts payable increased $6.9 million.

  PROPERTY, PLANT & EQUIPMENT increased $1.5 million net of changes in accumulated depreciation. The increase relates to the expansion of manufacturing capacity in the European and Asia Pacific Power Conversion divisions and additional capital expenditures to support the increased sales volume.

  LONG-TERM DEBT - In April 1995, the Company entered into an unsecured credit agreement with First Union National Bank of Florida which provided for a $25 million seven-year term loan and a $20 million three-year revolving line of credit. Proceeds from the term loan were used to redeem the Company's debentures. The revolving facility replaced and expanded the Company's previous $15 million line of credit which expired in March 1995. No borrowings have been made under the revolving line of credit to date.

  CONVERTIBLE SUBORDINATED DEBENTURES - In May 1995, the Company called for redemption all of its outstanding debentures which amounted to $33.4 million. As a result of the redemption, holders of debentures representing a principal amount of $9,121,000 elected to convert the debentures into 1,972,085 shares of the Company's common stock while the balance of $24,262,000 was redeemed.

  SHAREHOLDERS' EQUITY increased $21.6 million (54%) from 1994 due to the following: earnings for the period of $13.7 million, proceeds from exercises of stock options of $4.2 million, current tax benefits of $1.9 million related to the exercise of stock options, and $9.4 million from conversion of $9.1 million debentures into 1,972,085 shares of the Company's common stock, partially offset by the repurchase and retirement of 1,138,000 shares of the Company's common stock for $8.3 million.

CASH FLOWS AND LIQUIDITY

  NET CASH PROVIDED BY OPERATING ACTIVITIES increased to $17.3 million in 1995 versus $12.7 million in 1994 and $1.1 million in 1993. The increase in 1995 is mainly the result of higher net income offset by an overall higher investment in net operating assets. The 1994 increase reflected the Company's improved management of operating assets and liabilities. The Company believes its available credit line, its cash flow from operations, and other financing activities are adequate to fund its working capital requirements in 1996.

  NET CASH USED IN INVESTING ACTIVITIES decreased to $4.8 million in 1995 from $5.1 million in 1994 due to proceeds of $1.5 million from the sale of its Pompano Beach, Florida facility which partially offset the $7.4 million investment in plant & equipment related to the continued upgrading of the Company's worldwide manufacturing capabilities. The increase in 1994 compared to 1993 related mainly to acquisitions of manufacturing plant and equipment.

  NET CASH USED IN FINANCING ACTIVITIES in 1995 of $6.2 million consists of the issuance of the $25 million seven-year term loan, net of debt issuance costs, and the $4.2 million proceeds from the exercise of stock options, reduced by the repurchase of $24.3 million of the Company's Debentures, the repurchase of 1,138,000 shares of the Company's common stock for $8.3 million and by long-term debt principal payments. Net cash provided by financing activities in 1994 of $2.1 million includes the issuance of a $3.6 million mortgage loan partially reduced by the repurchase of $520,000 of Debentures and by long-term debt principal payments. Net cash used in financing activities in 1993 of $3.1 million consists of the repayment of an 8.5% Senior Subordinated Note for $2.1 million and scheduled debt payments.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Computer Products, Inc. :

  We have audited the accompanying consolidated statements of financial condition of Computer Products, Inc. (a Florida corporation) and subsidiaries as of December 29, 1995 and December 30, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for the three fiscal years ended December 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Products, Inc. and subsidiaries as of December 29, 1995 and December 30, 1994, and the results of their operations and their cash flows for the three fiscal years ended December 29, 1995 in conformity with generally accepted accounting principles.

  As explained in Notes 4 and 10 to the consolidated financial statements, effective January 2, 1993, the Company adopted Statements of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits", and No. 109, "Accounting for Income Taxes."



ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
January 18, 1996.

                     STATEMENT OF MANAGEMENT RESPONSIBILITY

  The Company's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and reflect the effects of certain estimates and judgments made by management.

  The Company's management maintains an effective system of internal control that is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The system is continuously monitored by direct management review and by internal auditors who conduct an extensive program of audits throughout the company. The Company selects and trains qualified people who are provided with and expected to adhere to the Company's standards of business conduct. These standards, which set forth the highest principles of business ethics and conduct, are a key element of the Company's control system. Additionally, our independent certified public accountants, Arthur Andersen LLP, obtain a sufficient understanding of the internal control structure in order to plan and complete the annual audit of the Company's financial statements.

  The Audit Committee of the Board of Directors, which consists of six outside directors, meets regularly with management, the internal auditors and the independent certified public accountants to review accounting, reporting, auditing and internal control matters. The Committee has direct and private access to both internal and external auditors.


JOSEPH M. O'DONNELL

President and Chief Executive Officer


RICHARD J. THOMPSON

Vice President, Finance and Chief Financial Officer