Form 10-K, Exhibit 13
period 1997-01-03
COMPUTER PRODUCTS INC
filed 1997-03-18
CIK 23071

FIVE-YEAR FINANCIAL HISTORY
For the Years Ended on the Friday Nearest December 31
(Dollars in Thousands Except Per Share Data)


                                                                     1996        1995         1994        1993        1992
                                                               ----------- ----------- ------------ ----------- -----------
RESULTS OF OPERATIONS
Sales                                                            $222,485    $191,378     $154,800    $123,790    $114,799
Income from continuing operations                                  19,578      14,117        6,059         597       2,002
     Per share                                                       0.80        0.61         0.29        0.03        0.10
Net income                                                         19,578      13,720        6,059       2,867       2,676
     Per share                                                       0.80        0.59         0.29        0.14        0.13

FINANCIAL POSITION

Working capital                                                  $ 61,085    $ 51,992     $ 40,346    $ 31,122    $ 29,524
Property, plant & equipment, net                                   30,204      27,715       26,238      24,017      23,949
Total assets                                                      153,841     136,491      114,396     101,436     102,662
Total debt                                                         27,563      32,568       42,571      39,713      42,900
Shareholders' equity                                               84,019      61,522       39,958      32,802      30,806
Total capital                                                     111,582      94,090       82,529      72,515      73,706

FINANCIAL STATISTICS

Selling, general and administrative expenses                     $ 35,728    $ 34,197     $ 33,687    $ 32,030    $ 35,093
   - as a % of sales                                                16.1%       17.9%        21.8%       25.9%       30.6%
Research and development expenses                                  17,714      16,125       10,905       9,412       8,959
   - as a % of sales                                                 8.0%        8.4%         7.0%        7.6%        7.8%
Operating income                                                   28,937      21,757       12,478       3,900       6,908
   - as a % of sales                                                13.0%       11.4%         8.1%        3.2%        6.0%
Total debt as a % of total capital                                    25%         35%          52%         55%         58%
Debt to equity ratio                                                  33%         53%         107%        121%        139%
Interest coverage ratio                                              10.7        7.03         3.44        1.27        1.81

OTHER DATA

Capital expenditures                                             $  7,016    $  7,381     $  5,608    $  3,411    $  8,055
Provision for depreciation and amortization                      $  6,649    $  5,252     $  5,057    $  4,817    $  4,375
Common shares outstanding (000's)                                  23,850      23,053       20,303      20,141      19,973
Common shareholders                                                10,676       6,700        5,900       7,300       7,500
Employees                                                           1,557       1,629        1,600       1,547       1,470
Temporary employees and contractors                                 1,375       1,273          779         532         459

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

BUSINESS ENVIRONMENT AND RISK FACTORS

The following discussion should be read in conjunction with the consolidated financial statements and related notes as well as the section under the heading "Risk Factors that May Affect Future Results." With the exception of historical information, the matters discussed below may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company wishes to caution readers that a number of important factors, including those identified in the section entitled "Risk Factors that May Affect Future Results" as well as factors discussed in the Company's other reports filed with the Securities and Exchange Commission, could affect the Company's actual results and cause them to differ materially from those in the forward-looking statements.

RESULTS OF OPERATIONS

Operating performance in 1996 showed consistent growth as record net income of $19.6 million, or $0.80 per share, exceeded the $13.7 million, or $0.59 per share, achieved in 1995 as a result of increased sales and operating expense efficiencies. Operating income increased to $28.9 million, or 13% of sales, compared to $21.8 million, or 11% a year ago, with total operating expenses as a percentage of sales decreasing from 26% to 24%. Selling, general and administrative expenses decreased from 18% a year ago to 16%, while the Company's research and development spending increased 10% in dollar terms to support new products for the communications industry.

The following table summarizes the Company's sales performance by product category ($000s):

                                    1996          1995          1994
                            ------------- ------------- -------------
Power Conversion                $188,610      $155,426      $117,995
Computer Systems                  18,953        19,026        18,198
Industrial Automation             14,922        16,926        18,607
                            ------------- ------------- -------------

Total                           $222,485      $191,378      $154,800
                            ============= ============= =============

During 1996, the Company acquired all of the outstanding stock of Jeta Power Systems, Inc. ("Jeta"), a California-based manufacturer of medium-to-high power systems in the 400-watt to 4-kilowatt range for applications in telecommunications, networking, computing and instrumentation markets. In addition to using current distribution channels to offer Jeta's products to the existing customer base, the Company believes the acquisition provides it with a new opportunity to participate in the high power communications market. In addition, the acquisition expands the Company's North American manufacturing capacity and adds high power technology to its engineering capabilities.

During 1996, a subsidiary of the Company entered into a long term private label agreement with Alcatel Telecom, a division of France's Alcatel Alsthom. In addition, the Company entered into a technology transfer and patent license agreement with Yamabishi Electric Company of Japan.

Under the terms of the Alcatel agreement, the Company will provide power products which allow Alcatel Converters to use the Company's modules in the design of communication systems based on both Distributed Power Architecture and Modular Centralized Systems. Based on discussions with Alcatel, the Company anticipates that its sales volume associated with the agreement will range between $10 million and $20 million beginning in 1997. The agreement further provides for the granting of a manufacturing license by the Company to Alcatel Converters and the possible exchange of technology between the two companies.

Under the terms of the Yamabishi agreement, Yamabishi will license the Company's patented Zero Voltage Switching and Power Factor Correction technology for use in designing and manufacturing its own range of AC to DC power supplies, AC stabilizers and AC to AC converters. The Company believes that this agreement will provide an important new entry into the Japanese market.

1996 COMPARED TO 1995

Sales increased from $191.4 million in 1995 to $222.5 million in 1996. The 16% growth resulted primarily from a $33.2 million (21%) increase in Power Conversion sales, including sales attributable to Jeta, partially offset by a decrease of $2.0 million (12%) in Industrial Automation sales. Computer Systems sales remained level with 1995 as this division continues to transition its focus to the communications industry. At January 3, 1997, order backlog was $46.5 million compared to $52.1 million at the end of fiscal 1995 due to customers' realignment of inventory levels and reduced lead times as the component shortages experienced in 1995 in the electronics industry eased during 1996.

Power Conversion sales increased over 1995 as a result of new OEM customer programs in networking and telecommunications product applications. Sales attributable to Jeta were approximately $4.0 million. The Company's European Power Conversion business recorded a 23% increase in sales from $46.4 million in 1995 to $57.1 million in 1996. Likewise, sales to customers in Asia and the Pacific Rim increased 275% from $5.7 million in 1995 to $21.3 million in 1996 mainly due to the award of a significant OEM program. The increase in international sales was the result of the wide range of the Company's product offerings, its continued international expansion and the increase of worldwide service and support programs. In 1997, the Company expects continued growth in Power Conversion and may consider acquisition and partnership opportunities to increase market share and expand product range.

Although Computer Systems sales remained level with 1995, inroads were made in the communications market as this division continues to transition from the computer industry to the communications sector. Similar to the Power Conversion division, Computer System has concentrated its marketing focus on the high-growth communications industry, where it provides networking, telecommunications and video-on-demand solutions for a variety of customers, including OEMs. With its initiative to develop new products aimed at customers in the communications industry, this division is expected to gradually improve its performance.

Industrial Automation sales decreased 12% from 1995 due to lower sales to nuclear utility customers and slower than expected penetration of the industrial market. With a shift in focus from the utility to the industrial market, this division has been concentrating on developing new products, outsourcing sub-assembly production to reduce manufacturing costs, and hiring and training a new sales force targeted at the industrial sector. All these factors are expected to contribute to improved performance in 1997.

Gross profit in 1996 increased by $10.3 million compared to 1995 on higher sales volume while gross margin decreased to 37% of sales in 1996 from 37.7% in 1995. Gross margin was affected primarily by the continued shift in sales mix to the Company's high-volume, lower-margin OEM customers. Margins were also adversely impacted by start-up costs for a significant number of new product introductions and weakened demand from the higher-margin distribution channel, which experienced slow inventory turnover during the year. Although the Company continues to focus on reducing manufacturing costs and improving overall processes, the Company does not anticipate that gross margins will increase significantly from 1996 levels due to continuing competitive pricing pressures and changes in product mix, especially as more OEM programs are awarded.

Operating expenses declined to approximately 24% of sales in 1996 from the 26% reported a year ago. Operating income rose to 13% of sales from 11% in 1995, despite the increase in research and development expenses.

Selling, general and administrative expenses in 1996 declined to 16% of sales versus 18% a year ago due to higher sales volume and efficiencies generated by information systems implementation and by continued management focus on cost reduction. Sales and marketing expenses increased $1.5 million or 7% due to commission expense resulting from higher sales levels, additional marketing programs to support the launch of new products, entry into new markets worldwide and expansion of distribution channels. General and administrative spending remained level compared to 1995 as the Company continues to focus on cost reduction activities. As a percentage of sales, such expenses decreased to 5.7% from 6.6% in 1995. The Company intends to continue to invest significant resources to expand its presence in Asia Pacific and Europe; accordingly, selling expenses are expected to increase in absolute dollars in 1997 while general and administrative expenses should continue to decline as a percentage of sales.

Research and development (R&D) expenses in 1996 increased $1.6 million or 10% from the prior year. The higher expense level was primarily attributable to the cost of developing new products consistent with the Company's ongoing commitment to develop and produce high-quality, innovative products targeted at the communications industry. As a percentage of sales, R&D expenses were 8% in 1996 versus 8.4% in 1995. The Company believes that the timely introduction of new technology and products is an important component of its competitive strategy and anticipates future R&D spending will not significantly differ from the historical trend as a percentage of sales of approximately 8%.

Fiscal 1996 net income was unfavorably impacted by foreign currency exchange losses of $825,000 compared to $13,000 in fiscal 1995. The exchange loss resulted from the unexpected strengthening of the Irish punt against other European currencies and the US dollar. The Company maintains significant assets and operations in Europe and Asia and, as a result, its financial performance could be significantly affected by foreign currency gains and losses. As a result of its procurement of products and sales in foreign currencies, the Company may be exposed to cost increases relative to local currencies. To mitigate potential adverse trends, the Company's operating strategy and pricing take into account changes in exchange rates over time. The Company also utilizes foreign currency forward contracts to minimize its exposure to potentially adverse changes in foreign currency exchange rates on anticipated but not firmly committed purchases or sales made by its international subsidiaries.

Provision for income taxes decreased to 26% of pretax income in 1996 from 28% in 1995. The effective tax rate for 1996 decreased primarily as a result of a reduction in the valuation allowance from utilization of deferred tax assets. For additional information regarding income taxes, refer to pages 26 and 27 of the Notes to Consolidated Financial Statements.

1995 COMPARED TO 1994

Sales increased by 24% in 1995 and order backlog increased by 41% from $37.0 million at December 30, 1994 to $52.1 million at December 29, 1995. The growth resulted from a $37.4 million (32%) sales increase in Power Conversion and a $0.8 million (5%) increase in Computer Systems offset by a decrease of $1.7 million (9%) in Industrial Automation.

Power Conversion sales increased over 1994 primarily due to continued strong worldwide growth in both direct and indirect sales channels. The Company's European Power Conversion business recorded a 33% increase in sales over 1994 while North American sales increased 28% over the prior year. These improvements resulted from the Company's efforts in developing new and existing customer partnerships in high-growth market sectors within the communications marketplace, introducing new products and expanding its distribution channels. Sales to customers in Asia and the Pacific Rim increased 110% to $5.7 million due to increased demand from customers in China, the Company's largest Asian marketplace.

Computer Systems sales increased by 5% over 1994 on increased demand for several newly released products from both new and established OEM customers in product applications such as video-on-demand, machine vision and voice messaging.

Industrial Automation sales decreased 9% from 1994 due to lower sales to nuclear utility customers. The business has been adversely affected in recent years by the cyclical nature of utility customer demand.

The strong growth in the Power Conversion business required expansion of production capabilities and, to address this requirement, the Company increased its manufacturing presence in China by contracting additional workforce and investing in plant and equipment. Likewise, to service the increasing demand from European customers, the Company completed a $7.0 million capital investment program to acquire manufacturing plant and equipment in the Republic of Ireland providing the European business with advanced surface mount technology.

Gross profit in 1995 increased by $15.0 million compared to 1994 on higher sales volume while gross margin increased to 37.7% of sales in 1995 from 36.9% in 1994. This performance improvement resulted from the Company's ongoing commitment to reduce manufacturing costs and implement overall process improvements and the favorable effect of higher volumes on fixed cost per unit. These factors were sufficient to overcome price increases paid for certain components that were in short supply industry wide and an increasing proportion of sales to OEM customers at lower overall margins.

Operating expenses declined to approximately 26% of sales in 1995 from the 29% reported in 1994. Operating income rose to 11.4% of sales from 8.0% in 1994, despite the increase in research and development expenses.

Selling, general and administrative expenses in 1995 declined to 18% of sales versus 22% in 1994, resulting from the significantly higher sales volume and efficiencies generated by information systems investment and greater management focus on reducing total enterprise cost-per-product.

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

Provision for income taxes decreased to 28% of pretax income in 1995 from 34% in 1994. The effective tax rate for 1995 decreased primarily as a result of a reduction in the valuation allowance resulting from utilization of tax loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

At January 3, 1997, the Company's cash position remained strong at $26.1 million despite significant uses of cash for an acquisition and accelerated debt repayments. These transactions included the acquisition of Jeta for $9.6 million (net of cash acquired - see Note 5), the repayment of long-term debt of $5.2 million -- including the early repayment of $3.1 million remaining on the mortgage on the Asia-Pacific facility--and repurchases of the Company's common stock for $2.0 million. These activities were funded with cash from operations and proceeds from exercises of stock options.

Cash provided from operations increased to $19.9 million in 1996 versus $17.3 million in 1995 and $12.7 million in 1994. The increase in 1996 is mainly the result of higher net income partially offset by increases in accounts receivable and inventory.

Accounts receivable increased 34% from 1995 to 1996 due to sales growth, including the continued expansion in international operations that typically have longer collections cycles. Days sales outstanding in receivables were 58 days at January 3, 1997 compared to 51 days at December 29, 1995. The increase in inventory levels was primarily attributable to production planning to meet manufacturing lead times and anticipated demand for new product introductions.

The Company has a $20 million revolving line of credit that extends through April 1, 1998. As of January 3, 1997, the Company had made no borrowings under the line of credit and was in compliance with the agreement's covenants.

The Company used $16.5 million, $4.8 million and $5.1 million in investing activities in fiscal 1996, 1995 and 1994, respectively. The use of cash in fiscal 1996 was due mainly to the acquisition of Jeta for $9.6 million (net of cash acquired) and to purchases of property, plant and equipment in line with the continued upgrading of the Company's overseas manufacturing facilities. The Company expects to fund additional capital expenditures consistent with the expansion of manufacturing capacity in the European and Asia-Pacific Power Conversion divisions. The major investing activities for fiscal 1995 and 1994 were attributable to capital additions to support business operations.

The Company used $4.0 million and $6.2 million in financing activities in fiscal 1996 and 1995, respectively. In 1996, cash was used for the repurchase of the Company's common stock and for the repayment of long-term debt. Cash used in 1995 related to the repurchase of $24.3 million of the Company's Debentures, the repurchase of 1,138,000 shares of the Company's common stock and long-term debt principal payments partially offset by the issuance of the $25 million seven-year term loan, net of debt issuance costs, and the proceeds from exercises of stock options. Financing activities provided $2.1 million in 1994 from the issuance of a $3.6 million mortgage loan partially reduced by the repurchase of $520,000 of Debentures and by long-term debt principal payments.

During the first quarter of 1996, the Company repurchased and retired a total of 197,000 shares of its common stock pursuant to a share buy-back plan announced in May 1995. No additional repurchases have been made since then. To date, the Company has repurchased and retired a total of 1,335,000 shares of its common stock of the 2,000,000 originally authorized in the buy-back plan.

Based on current plans and business conditions, the Company believes that its cash and equivalents, its available credit line, cash generated from operations, and other financing activities are expected to be adequate to meet capital expenditures, working capital requirements, debt obligations outstanding and operating lease commitments through fiscal 1997.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands Except Per Share Data)

                                                                                            1996            1995           1994
                                                                                     ------------    ------------    -----------
Sales                                                                                 $222,485        $191,378        $154,800

Cost of Sales                                                                          140,106         119,299          97,730
                                                                                     ------------    ------------    -----------
Gross Profit                                                                            82,379          72,079          57,070
                                                                                     ------------    ------------    -----------

Expenses
   Selling, general and administrative                                                  35,728          34,197          33,687
   Research and development                                                             17,714          16,125          10,905
                                                                                     ------------    ------------    -----------
                                                                                        53,442          50,322          44,592
                                                                                     ------------    ------------    -----------
Operating Income                                                                        28,937          21,757          12,478
                                                                                     ------------    ------------    -----------
Other Income (Expense)
   Interest expense                                                                     (2,734)         (3,253)         (3,760)
   Interest income                                                                       1,079           1,116             522
   Foreign exchange loss                                                                  (825)            (13)            (60)
                                                                                     ------------    ------------    -----------
                                                                                        (2,480)         (2,150)         (3,298)
                                                                                     ------------    ------------    -----------
Income before Income Taxes and Extraordinary Item                                       26,457          19,607           9,180

Provision for Income Taxes                                                               6,879           5,490           3,121
                                                                                     ------------    ------------    -----------
Income before Extraordinary Item                                                        19,578          14,117           6,059

Extraordinary Item                                                                                        (397)
                                                                                     ------------    ------------    -----------
Net Income                                                                           $  19,578       $  13,720       $   6,059
                                                                                     ============    ============    ===========
Earnings per Common and Common Equivalent Share
Primary-
   Income before extraordinary item                                                  $    0.80       $    0.61       $    0.29
   Extraordinary item                                                                                    (0.02)
                                                                                     ------------    ------------    -----------
   Net income                                                                        $    0.80       $     0.59      $    0.29
                                                                                     ============    ============    ===========
Assuming Full Dilution-
   Income before extraordinary item                                                  $    0.78       $    0.61       $    0.29
   Extraordinary item                                                                                    (0.02)
                                                                                     ------------    ------------    -----------

   Net income                                                                        $    0.78       $    0.59       $    0.29
                                                                                     ============    ============    ===========
Common and Common Equivalent Shares Outstanding
   Primary                                                                              24,517          23,078          20,929
   Fully Diluted                                                                        25,026          24,552          28,584

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
As of the Friday Nearest December 31
(Amounts in Thousands Except Share Data)

                                                                                           1996               1995
                                                                                     ------------      -------------
ASSETS
Current Assets
   Cash and equivalents                                                                $  26,141         $  26,650
   Accounts receivable, net of allowance for doubtful accounts of $1,438 at
    January 3, 1997 and $1,490 at December 29, 1995                                       40,118            29,933
   Inventories                                                                            32,220            31,236
   Prepaid expenses and other                                                              2,061             2,575
   Deferred income taxes, net                                                                965               517
                                                                                      ------------      -------------
     Total current assets                                                                101,505            90,911
                                                                                      ------------      -------------
Property, Plant & Equipment, Net                                                          30,204            27,715
                                                                                      ------------      -------------
Other Assets
   Goodwill, net                                                                          20,022            13,532
   Deferred income taxes, net                                                                863             2,521
   Other assets                                                                            1,247             1,812
                                                                                      ------------      -------------
     Total other assets                                                                   22,132            17,865
                                                                                      ------------      -------------
                                                                                        $153,841          $136,491
                                                                                      ============      =============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Current maturities of long-term debt                                                $   4,155         $   2,719
   Accounts payable and accrued liabilities                                               36,265            36,200
                                                                                      ------------      -------------
     Total current liabilities                                                            40,420            38,919
                                                                                      ------------      -------------
Long-Term Liabilities
   Long-term debt                                                                         23,408            29,849
   Lease liabilities                                                                       5,994             6,201
                                                                                      ------------      -------------
     Total long-term liabilities                                                          29,402            36,050
                                                                                      ------------      -------------
     Total liabilities                                                                    69,822            74,969
                                                                                      ------------      -------------
Commitments and Contingencies (see Notes 7, 9 and 11)

Shareholders' Equity
   Preferred stock, par value $.01; 1,000,000 shares authorized;
      none issued
   Common stock, par value $.01; 80,000,000 shares authorized; 23,849,759 shares issued and outstanding at January 3, 1997
     (23,052,781 at December 29, 1995)                                                       239               231
   Additional paid-in capital                                                             44,724            40,633
   Retained earnings                                                                      38,783            20,886
   Foreign currency translation adjustment                                                   273              (228)
                                                                                      ------------      -------------
     Total shareholders' equity                                                           84,019            61,522
                                                                                      ------------      -------------
                                                                                        $153,841          $136,491
                                                                                      ============      =============

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED  STATEMENTS OF CASH FLOWS
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands)
                                                                                     1996            1995            1994
                                                                              ------------     -----------     -----------
OPERATING ACTIVITIES
   Net income                                                                     $19,578          $13,720        $  6,059
   Adjustments  to  reconcile  net  income  to net cash  provided  by  operating activities:
     Depreciation and amortization                                                  6,649            5,252           5,057
     Deferred income taxes                                                            724            2,533           1,872
     Provision for inventory losses                                                 1,542            3,877           3,043
     Other noncash charges                                                           (617)             627             375
   Changes in operating assets and liabilities:
     Increase in accounts receivable                                               (8,350)          (5,302)         (1,423)
     Increase in inventories and prepaid expenses and other, net                     (704)         (15,421)         (4,964)
     Increase in accounts payable and accrued liabilities                           1,077           11,972           2,679
                                                                              ------------     -----------     -----------
Net Cash Provided by Operating Activities                                          19,899           17,258          12,698
                                                                              ------------     -----------     -----------

INVESTING ACTIVITIES
   Purchases of property, plant & equipment                                        (6,922)          (7,381)         (4,686)
   Proceeds from sale of building                                                                    1,524
   Purchase of Jeta Power Systems, Inc., net of cash acquired                      (9,577)
   (Increase) decrease in other assets                                                 (6)           1,103            (433)
                                                                              ------------     -----------     -----------
Net Cash Used in Investing Activities                                             (16,505)          (4,754)         (5,119)
                                                                              ------------     -----------     -----------

FINANCING ACTIVITIES
   Principal payments on debt and leases                                           (5,235)          (1,947)         (1,259)
   Proceeds from exercises of stock options                                         3,284            4,209             253
   Repurchases of common stock                                                     (2,032)          (8,305)
   Issuance of long-term debt                                                                       24,375           3,600
    Repurchase of convertible subordinated debentures                                              (24,505)           (520)
                                                                              ------------     -----------     -----------
Net Cash Provided by (Used in) Financing Activities                                (3,983)          (6,173)          2,074
                                                                              ------------     -----------     -----------
Effect of Exchange Rate Changes on Cash and Equivalents                                80              108             412
                                                                              ------------     -----------     -----------
Increase (Decrease) in Cash and Equivalents                                          (509)           6,439          10,065
Cash and Equivalents, Beginning of Year                                            26,650           20,211          10,146
                                                                              ============     ===========     ===========
Cash and Equivalents, End of Year                                                 $26,141          $26,650         $20,211
                                                                              ============     ===========     ===========

SUPPLEMENTAL CASH FLOW DISCLOSURES Cash paid during the year for:
     Interest                                                                     $ 2,783          $ 3,274         $ 3,877
     Income taxes                                                                   1,271              878             534

   Noncash investing and financing activities:
     Fair value of assets acquired in connection with Jeta's
       acquisition                                                                 14,055
     Liabilities assumed in connection with Jeta's acquisition                      1,916
     Goodwill reduction from utilization of loss carryforwards                        606              646             795
     Common stock issued from conversion of debentures                                               9,402
     Tax benefit from exercises of stock options                                    1,066            1,945
     Long-term debt incurred to purchase fixed assets                                                                  857

The accompanying notes are an integral part of these consolidated financial statements.


====================================================================================================================================
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
====================================================================================================================================
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands)
                                                                                                                         Foreign
                                                                                     Additional                          Currency
                                                            Common Stock              Paid-in            Retained       Translation
                                                      Shares            Amount        Capital            Earnings        Adjustment
                                                    -----------       -----------  -------------       -----------    --------------

Balance, December 31, 1993                              20,141              $201       $26,840            $7,462           $(1,701)
   Issuance of common stock                                 42                 1            98
   Issuance of common stock under stock option
    and employee purchase plans                            120                 1           252
   Foreign currency translation adjustment                                                                                     745
   Net income                                                                                              6,059
                                                    -----------       -----------  -------------       -----------    --------------
Balance, December 30, 1994                              20,303               203        27,190            13,521              (956)
   Issuance of common stock                                 33                             100
   Issuance of common stock under stock option
    and employee purchase plans                          1,883                19         3,955
   Tax benefit from exercises of stock options                                           1,945
   Repurchases and retirement of  common stock          (1,138)              (11)       (1,939)           (6,355)
   Conversion of convertible subordinated
     debentures                                          1,972                20         9,382
   Foreign currency translation adjustment                                                                                     728
   Net income                                                                                             13,720
                                                    -----------       ----------- -------------       -----------    --------------
Balance, December 29, 1995                              23,053               231        40,633            20,886              (228)
   Issuance of common stock                                  8                             100
   Issuance of common stock under stock option
     and employee purchase plans                           986                10         3,274
   Tax benefit from exercises of stock options                                           1,066
   Repurchases and retirement of common stock             (197)               (2)         (349)           (1,681)
   Foreign currency translation adjustment                                                                                     501
   Net income                                                                                             19,578
                                                    -----------       -----------  -------------       -----------    --------------
Balance, January 3, 1997                                23,850              $239       $44,724           $38,783            $  273
                                                    ===========       ===========  =============       ===========    ==============

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION The consolidated financial statements include the accounts of Computer Products, Inc. (the "Company") and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Friday nearest December 31, which results in a 52- or 53-week year. The fiscal years ended January 3, 1997, December 29, 1995 and December 31, 1994 comprise 53, 52 and 52 weeks, respectively.

CASH AND EQUIVALENTS Only highly liquid investments with original maturities of 90 days or less are classified as cash and equivalents. These investments are carried at cost, which approximates market value.

INVENTORIES Inventories are stated at the lower of cost, on a first-in, first-out basis, or market.

PROPERTY, PLANT & EQUIPMENT Property, plant and equipment are stated at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets ranging from three to 30 years. Leasehold improvements are recorded at cost and are amortized using the straight-line method over the remaining lease term or the economic useful life, whichever is shorter. Major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred.

GOODWILL The excess of purchase price over net assets of acquired companies (goodwill) is capitalized and amortized on a straight-line basis over periods ranging from 20 to 40 years. Related accumulated amortization was $5,779,000 and $4,943,000 at January 3, 1997 and December 29, 1995, respectively. On a periodic basis, the Company estimates the future undiscounted cash flows and operating income of the businesses to which goodwill relates in order to ensure that the carrying value of such goodwill has not been impaired.

STOCK-BASED COMPENSATION PLANS In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 allows either adoption of a fair value based method of accounting for stock-based compensation or continuation of accounting under Accounting Principles Board Opinion No. 25, "A counting for Stock Issued to Employees" ("APB 25") and related Interpretations with supplemental disclosures. The Company has chosen to continue to account for its stock option and its employee stock purchase plans using the intrinsic value based method prescribed in APB 25. Pro forma disclosures of net income and earnings per share as if the fair value method had been adopted are presented below (see Note 13).

FOREIGN CURRENCY TRANSLATION The functional currency of the Company's European subsidiaries is the foreign subsidiary's local currency. Assets and liabilities are translated from their functional currency into U.S. dollars using exchange rates in effect at the balance sheet date. Income and expense items are translated using average exchange rates for the period. The effect of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars is included in shareholders' equity. Foreign exchange transaction gains and losses are included in the results of operations. The functional currency of the Company's Asian subsidiaries is the U.S. dollar, as their transactions are substantially denominated in U.S. dollars. Financial exposure may result from the timing of transactions and the movement of exchange rates.

REVENUE RECOGNITION The Company recognizes revenue as products are shipped or services are rendered.

PRODUCT WARRANTY The Company records estimated product warranty costs in the period in which the related sales are recognized.

INCOME TAXES Income taxes provided reflect the current and deferred tax consequences of events that have been recognized in the Company's financial statements or tax returns. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income.

EARNINGS PER SHARE Earnings per share is calculated using the weighted average number of common shares outstanding during each period, adjusted for the impact of dilutive common stock equivalents using the treasury stock method of accounting.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain amounts in the 1995 and 1994 financial statements have been reclassified to be consistent with the method of presentation used in the 1996 financial statements.

2.   INVENTORIES

The components of inventories are as follows ($000s):

                                                                                      1996              1995
                                                                                -----------       -----------
         Raw materials                                                             $16,689           $15,350
         Work in process                                                             5,471             4,215
         Finished goods                                                             10,060            11,671
                                                                                -----------       -----------
         Inventories                                                               $32,220           $31,236
                                                                                ===========       ===========

3.   PROPERTY, PLANT & EQUIPMENT

Property, plant & equipment is comprised of ($000s):

                                                                                      1996              1995
                                                                                -----------       -----------
         Land                                                                     $    764          $    762
         Buildings                                                                  19,061            18,428
         Equipment                                                                  35,852            32,897
         Leasehold improvements                                                      2,066             1,348
                                                                                -----------       -----------
                                                                                    57,743            53,435
         Less accumulated depreciation and amortization                             27,539            25,720
                                                                                -----------       -----------
         Property, plant & equipment, net                                          $30,204           $27,715
                                                                                ===========       ===========

Depreciation and amortization expense was $5,144,000, $3,931,000 and $3,483,000 in fiscal years 1996, 1995 and 1994, respectively.

4.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The  components  of  accounts  payable and  accrued  liabilities  are as follows
($000s):

                                                                                      1996              1995
                                                                                -----------       -----------
         Accounts payable                                                          $16,935           $17,041
         Accrued liabilities:
                  Compensation and benefits                                          6,674             8,948
                  Income taxes payable                                               5,080             2,272
                  Other                                                              7,576             7,939
                                                                                -----------       -----------
                                                                                   $36,265           $36,200
                                                                                ===========       ===========

At January 3, 1997 and December 29, 1995, other accrued liabilities primarily consists of accruals for product warranty costs, commissions, advertising, accounting and legal fees, and other taxes.


5.   ACQUISITION

Effective August 23, 1996, the Company acquired the remaining 90% of the outstanding capital stock of Jeta Power Systems, Inc. ("Jeta") for approximately $11.25 million in cash. Jeta designs, manufactures and markets medium-to-high power systems in the 400 watt to 4 kilowatt range for applications in telecommunications, networking, computing and instrumentation markets. The Company had purchased an initial 10% of Jeta's capital stock during 1984 for approximately $433,000. The Company used cash on hand to pay for the acquisition.

The acquisition was accounted for under the purchase method of accounting. Accordingly, $7.9 million, representing the excess of the purchase price over the estimated fair value of the net assets acquired, has been recorded as goodwill and is being amortized on a straight-line basis over a period of 20 years. Jeta's results of operations have been included in the Company's consolidated financial statements from the date of acquisition and are not significant in relation to the Company's consolidated financial statements; accordingly, pro forma financial disclosures have not been presented.


6.   LINE OF CREDIT

On April 4, 1995, the Company entered into an unsecured credit agreement with a bank, which provided for a $20 million revolving line of credit that extends through April 1, 1998. The agreement provides for interest at the Company's option of either .75% above the London Interbank Offered Rate ("LIBOR") or at the prime rate minus .50%, and includes a fee of .25% on the unused balance. The agreement contains certain restrictive covenants which, among other things, require the Company to maintain certain financial ratios and limit the purchase, redemption or retirement of capital stock and other assets. As of January 3, 1997, the Company had made no borrowings under the line of credit and was in compliance with the agreement's covenants.


7.   LONG-TERM DEBT

Long-term debt is comprised of the following:

                                                                                          1996            1995
                                                                                       ----------      ----------
                                                                                         ($000s)         ($000s)

8.25% interest-bearing note, due in bi-annual installments, maturing
 April 1, 2002 (a)                                                                       $23,500         $25,000

6.9% mortgage note due in monthly installments of $27,700,
 including interest, through June 28, 2001 (b)(d)                                          3,385           3,477

7.5% mortgage note, paid in full in 1996                                                   3,065

Non-interest-bearing  note, due 1997, net of unamortized discount of $80,000 and
 $155,000, respectively, based on an imputed interest rate
 of 10% (c)(d)                                                                               354             618

Non-interest-bearing Senior Subordinated Note due
 in common stock of the Company on January 3, 1996                                           100

Other                                                                                        324             308
                                                                                       ----------      ----------
                                                                                          27,563          32,568
     Less current maturities                                                               4,155           2,719
                                                                                       ----------      ----------
     Long-term debt                                                                      $23,408         $29,849
                                                                                       ==========      ==========

          (a) On April 4, 1995, the Company entered into an unsecured credit agreement with a bank which provided for a $25 million seven-year term loan. Remaining payments are as follows: $1,500,000 due on April 1, 1997, and $2,200,000 due on April 1 and October 1 of each year beginning October 1, 1997 until maturity, with interest payable monthly. Proceeds from the term loan were used to redeem the Company's Debentures (see Note 8). The agreement contains certain restrictive covenants which are the same as those discussed in Note 6. In May 1995, the Company entered into an Interest Rate Collar Agreement with the bank, which set boundaries for the interest payment terms on its $25 million term loan. The agreement placed a ceiling of 9.75% on the Company's floating rate option in exchange for the bank's ability to elect a fixed rate option of 8.25%. In June 1995, the bank exercised its option to receive interest at the fixed rate for the remaining term of the loan.

          (b) On June 28, 1994, the Company obtained a $3,600,000 seven-year commercial mortgage loan from a bank at a fixed interest rate of 6.9% for the first three years, repriced thereafter at 250 basis points over the then prevailing four-year U.S. Treasury Index. The loan is secured by a first mortgage on a subsidiary's facility in Wisconsin and by the Company's guaranty. The loan proceeds were used to provide additional working capital.

         (c) On December 30, 1994, the Company purchased a building for approximately $922,000 from the Industrial Development Authority ("IDA") of Ireland in exchange for a three year non-interest-bearing note. The note specifies repayment in three yearly installments due on September 30, 1995, 1996 and 1997.

          (d) Collateralized by properties with an aggregate net book value of approximately $4,906,000 at January 3, 1997.

Maturities of long-term debt are as follows: $4,235,000 in 1997, $4,533,000 in 1998, $4,541,000 in 1999, $4,550,000 in 2000, $7,356,000 in 2001 and $2,428,000
thereafter.


8.   CONVERTIBLE SUBORDINATED DEBENTURES

The Company's 9.5% Convertible Subordinated Debentures (the "Debentures") due 1997 were issued pursuant to an underwritten public offering. The Debentures were subordinated to all existing and future Senior Indebtedness of the Company (as defined in the indenture), and were convertible into shares of common stock at a conversion price of $4.625 per share, subject to adjustment as set forth in the indenture.

In 1992, the Company repurchased $4.0 million in principal of the Debentures for a purchase price of $3,874,000. Additionally, in 1994 the Company repurchased $512,000 in principal of the Debentures for a purchase price of $520,000. The respective gain and loss on repurchase, net of unamortized issuance costs, was not material to the Company.

In May 1995, the Company called for redemption all of its outstanding Debentures, which amounted to $33.4 million. The Debentures were redeemed for an aggregate amount of $1,054.86 per $1,000 of principal amount (consisting of a redemption payment of $1,010 plus accrued and unpaid interest of $44.86). As a result of the redemption, holders of Debentures representing a principal amount of $9.1 million elected to convert the Debentures into 1,972,085 shares of the Company's common stock, pursuant to the terms of the Debentures, while the balance of $24.3 million was redeemed. This transaction resulted in an increase in shareholders' equity of approximately $9.4 million. The redemption resulted in an extraordinary loss of approximately $397,000 (net of taxes of $187,000), consisting of a 1% redemption premium of $165,000 and a write-off of unamortized financing costs of $232,000.

9.   LEASE COMMITMENTS

The Company is obligated under noncancelable operating leases for facilities and equipment that expire at various dates through 2005 and contain renewal options at favorable terms. Future minimum annual rental obligations and noncancelable sublease income are as follows ($000s):

                                                              Rental             Sublease
         Year                                            Obligations               Income
                                                      ---------------      ---------------
         1997                                                $ 3,839               $2,398
         1998                                                  3,215                  399
         1999                                                  2,954
         2000                                                  2,893
         2001                                                  2,578
         Thereafter                                           11,166
                                                      ---------------      ---------------
         Total                                               $26,645               $2,797
                                                      ===============      ===============

Rental expense under operating leases amounted to $2,879,000, $2,512,000 and $2,142,000 in fiscal 1996, 1995 and 1994, respectively. Sublease income was $1,886,000, $1,655,000 and $1,611,000 for fiscal 1996, 1995 and 1994, respectively.

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


10.  INCOME TAXES

The  components  of the  provision  for income  taxes  consist of the  following
($000s):

                                                          1996            1995            1994
                                                      ---------       ---------      ----------
         Currently payable:
              Federal                                   $1,742          $  299         $  170
              State                                      1,961           1,253            596
              Foreign                                    2,452           1,405            483
                                                      ---------       ---------      ----------
         Total current                                   6,155           2,957          1,249
                                                      ---------       ---------      ----------
         Deferred provision:
              Federal                                      435           2,280          1,660
              State                                        134             186            212
              Foreign                                      155              67
                                                      ---------       ---------      ----------
         Total deferred                                    724           2,533          1,872
                                                      ---------       ---------      ----------
         Total provision for income taxes               $6,879          $5,490         $3,121
                                                      =========       =========      ==========

The exercise of nonqualified stock options resulted in state and federal income tax benefits to the Company related to the difference between the fair market price of the stock at the date of exercise and the exercise price. In fiscal 1996 and 1995, the provision for income taxes excludes current tax benefits of $1,066,000 and $1,945,000, respectively, related to the exercise of stock options credited directly to additional paid-in capital.

During fiscal 1996, 1995 and 1994, the Company utilized tax loss carryforwards obtained in a prior business combination. The effect of utilizing these carryforwards was to reduce goodwill by approximately $606,000, $646,000 and $795,000 in 1996, 1995 and 1994, respectively.

Income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries, which approximated $32.1 million as of January 3, 1997, as the Company does not intend to repatriate such earnings.

The components of the Company's total income before provision for income taxes consist of the following ($000s):

                                                          1996            1995            1994
                                                      ---------       ---------      ----------
         U.S.                                          $17,095         $13,903         $7,018
         Foreign                                         9,362           5,704          2,162
                                                      ---------       ---------      ----------

         Total income before income taxes              $26,457         $19,607         $9,180
                                                      =========       =========      ==========

The Company's effective tax rate differs from the U.S. statutory federal income tax rate due to the following:

                                                          1996            1995            1994
                                                      ---------       ---------      ----------
         U.S. federal statutory tax rate                 35.0%           35.0%          34.0%
         Foreign tax effects                             (2.5)           (2.7)          (2.8)
         Amortization of goodwill                         0.4             0.3            0.7
         Change in the valuation allowance              (15.4)          (11.7)          (8.4)
         Effect of AMT and state income taxes             8.3             7.3            7.7
         Other                                            0.2            (0.2)           2.8
                                                      ---------       ---------      ----------
         Effective income tax rate                       26.0%           28.0%          34.0%
                                                      =========       =========      ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets as of January 3, 1997 and December 29, 1995 are as follows ($000s):

                                                                                           1996              1995
                                                                                      ----------       ----------
         Net operating loss carryforwards (expiring 2003 through 2010)                 $  2,807          $  2,725
         Tax credit carryforwards (expiring 1998 through 2001)                            2,080             2,034
         Acquired net operating loss carryforwards                                            -             1,211
         Lease liabilities                                                                2,395             2,474
         Inventory reserves                                                               2,137             2,007
         Other accrued liabilities                                                        1,851             2,133
         Allowance for bad debt                                                             778               622
         Other                                                                           (1,294)             (278)
                                                                                     ------------      ------------
         Total deferred tax assets                                                       10,754            12,928
         Valuation allowance                                                             (8,926)           (9,890)
                                                                                     ------------      ------------
         Deferred income tax assets, net                                               $  1,828          $  3,038
                                                                                     ============      ============


The valuation allowance at January 3, 1997 includes approximately $4.9 million related to the exercise of stock options which, when recognized, will be credited directly to additional paid-in capital. During the year ended January 3, 1997, the valuation allowance decreased by approximately $1.0 million mainly due to the utilization of tax loss carryforwards. In assessing the likelihood of utilization of existing deferred tax assets, management has considered the historical results of operations and the current operating environment. Management believes, more likely than not, that future taxable income will be sufficient to utilize deferred tax assets of $1.8 million.

11.  CONTINGENCIES

In current and prior years, the Company received grant assistance, under grant agreements, from the IDA in connection with the Company's establishment of its Irish manufacturing operations. The funds received reduced the cost of the facility and equipment and operating expenses. On October 26, 1994, the Company entered into a new Grant Agreement whereby the IDA granted the sum of approximately $2.0 million to the Company in consideration for the Company providing employment for a given number of Irish citizens, over a three-year period. As of January 3, 1997, the Company had received approximately $1.9 million of the $2.0 million grant. The funds received reduced operating expenses incurred in connection with the expansion of the Company's operations in Ireland. In the event of noncompliance with certain terms and conditions of the above-mentioned grant agreements, the Company may be required to repay approximately $2.5 million of funds received to date. Management believes that noncompliance with the agreements is unlikely.


12.  STOCK REPURCHASES

During fiscal 1996 and 1995, the Company repurchased and retired a total of 197,000 and 1,138,000 shares, respectively, of its common stock pursuant to a share buy-back plan announced in May 1995. According to the plan, the Company intends to repurchase and retire from time to time up to an aggregate of 2,000,000 shares through open market transactions to minimize the dilutive effect of the shares issued to converting debenture holders. The excess of the cost of shares repurchased over par value was allocated to additional paid-in capital based on the pro rata share amount of additional paid-in capital for all shares with the difference charged to retained earnings.


13.  STOCK-BASED COMPENSATION PLANS

EMPLOYEE STOCK OPTION PLANS Under the Company's 1981 Incentive Stock Option Plan, options were granted to purchase up to 2,000,000 shares of the Company's common stock at prices not less than the fair market value at date of grant. The options generally vest at the rate of 25% per year beginning one year from the date of grant. The options expire 10 years from the date of the grant or three months after termination of employment, if earlier. This plan was replaced by the 1990 Performance Equity Plan ("PEP").

The Company established the PEP plan in 1990 under which it had reserved 3,000,000 shares of common stock for granting of either incentive or nonqualified stock options to key employees and officers. The Company increased authorized shares to 4,450,000 in 1996. Both incentive or nonqualified stock options have been granted at prices not less than the fair market value on the date of grant as determined by the Board of Directors. The options maximum term is 10 years, although some options were granted with a five-year term in 1995. Beginning with grants made in 1995, the majority of the options become exercisable after the price of the Company's common stock achieves certain levels for specified periods of time or upon the passage of a certain number of years from the date of grant. For grants made prior to 1995, options vest at the rate of 25% per year beginning one year from the date of grant. As of January 3, 1997, 972,785 shares of common stock were reserved for future grants.

OUTSIDE DIRECTORS STOCK OPTION PLANS The Company established an Outside Directors Stock Option Plan in 1986 under which it authorized and reserved 250,000 shares of common stock for granting of nonqualified stock options to directors of the Company who are not employees of the Company at exercise prices not less than the fair market value on the date of grant. The plan was replaced by the 1990 Outside Directors Stock Option Plan under which the Company initially authorized and reserved 250,000 shares. The Company increased authorized shares to 500,000 in 1996. Effective in 1996, upon initial election or appointment and each year thereafter, outside directors shall receive an option to purchase 10,000 shares of common stock provided that they own a given number of shares of common stock of the Company based on a formula as defined in the plan. The options granted under both Outside Directors plans fully vest on the one-year anniversary of the date of grant. As of January 3, 1997, 190,000 shares of common stock were reserved for future grants.

In accordance with APB 25, as the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation cost has been recognized for its fixed stock option plans. Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.95% and 6.41%, dividend yield of 0% for both years, expected volatility of 52% and 56%, and expected life of 2.50 and 1.70 years. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                              1996                 1995
                                                       ------------        -------------
     Net Income             As reported                    $19,578              $13,720
                                                       ============        =============
                            Pro forma                      $17,340              $12,896
                                                       ============        =============

     Primary earnings
       per share            As reported                      $0.80                $0.59
                                                       ============        =============
                            Pro forma                        $0.71                $0.55
                                                       ============        =============

     Fully diluted
       earnings per share   As reported                      $0.78                $0.59
                                                       ============        =============
                            Pro forma                        $0.69                $0.55
                                                       ============        =============


The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995.

 A summary of the Company's stock option activity under the various plans described above is as follows:

                                                                1996                           1995                            1994
                                              ---------------------------    ---------------------------     -----------------------
                                                             Weighted-                       Weighted-                     Weighted-
                                                             average                         average                       average
                                                             exercise                        exercise                      exercise
                                                Options       price            Options        price            Options      price
                                              ------------- -------------    ------------- -------------     ------------- ---------
     Options outstanding, beginning of year     2,272,726   $  3.36            3,578,279     $2.47             3,589,629     $2.44
        Options granted                           821,323     15.22              782,400      4.93               592,000      2.68
        Options exercised                        (963,161)     3.35           (1,895,870)     2.30              (102,850)     2.04
        Options canceled                          (60,488)     9.52             (192,083)     3.63              (500,500)     2.61
                                             ------------- -------------    ------------- -------------     ------------- ----------
     Options outstanding, end of year           2,070,400   $  7.89            2,272,726     $3.36             3,578,279     $2.47
                                             =============                  =============                   =============

     Options exercisable, end of year           1,368,961                      2,038,518                       2,005,111
                                             =============                  =============                   =============

       Weighted-average fair value of
         options granted during the year           $5.59                          $1.57                             N/A
                                             =============                  =============                   =============

The following table summarizes information about stock options outstanding at January 3, 1997:

                                        Options Outstanding                                  Options Exercisable
                      ---------------------------------------------------------       ----------------------------------
                                               Weighted-
                                               Average            Weighted-                                 Weighted-
    Range of              Number              Remaining            Average               Number              Average
    Exercise            Outstanding        Contractual Life     Exercise Price         Exercisable        Exercise Price
     Prices              at 1/3/97             (Years)                                  at 1/3/97
------------------    ----------------     -----------------    ---------------       --------------      ---------------
 $  1.75 -   2.69             660,947            5.77                   $ 2.47              611,656              $  2.48
    2.75 -   4.88             597,905            4.19                     4.17              572,405                 4.21
     7.18 - 12.81             200,273            8.93                    11.29              184,900                11.26
    16.00 - 16.00             532,275            9.33                    16.00                    0                    0
    16.75 - 19.88              79,000            9.75                    18.14                    0                    0
                      ----------------                                                --------------
  $  1.75 - 19.88           2,070,400            6.69                     7.89            1,368,961                 4.39
                      ================                                                ==============


EMPLOYEE STOCK PURCHASE PLANS In May 1996, the Company's Board of Directors established an employee stock purchase plan effective July 1, 1996 that allows substantially all employees to purchase shares of the Company's common stock. Under the terms of the plan, eligible employees may purchase shares of common stock through the accumulation of payroll deductions of at least 2% and up to 6% of their base salary. The purchase price is an amount equal to 85% of the market price determined on the tenth trading day following each three-month offering period. The Company's policy is to purchase these shares on the market rather than issue them from treasury; therefore, the 15% employee discount is currently being recognized as compensation expense. Such amount was not significant in fiscal 1996. Employees purchased 8,707 shares in 1996.

The 1989 Qualified Employee Stock Option Plan provided for employees to purchase common stock of the Company at a purchase price equal to the lower of 85% of the common stock market value as of the beginning of an offering period or at various purchase dates extending over a two-year period. The plan expired in 1995 and was replaced by the 1996 Employee Stock Purchase Plan described above. Employees purchased 22,475, 102,570 and 19,528 shares in 1996, 1995 and 1994, respectively, at purchase prices ranging from $1.97 to $2.76. Under SFAS 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following weighted-average assumptions for 1995: risk-free interest rate of 6.48%, dividend yield of 0%, expected volatility of 52% and expected life of .84 year. The weighted-average fair value of the purchase rights granted in 1995 was $.57.


14.  EMPLOYEE BENEFIT PLAN

The Company provides retirement benefits to its employees through the Computer Products Inc. Employees' Thrift and Savings Plan (the "Plan"). As allowed under
Section 401(k) of the Internal Revenue Code, the Plan provides tax deferred salary deductions for eligible employees. The Plan permits substantially all United States employees to contribute up to 15% of their base compensation (as defined) to the Plan, limited to a maximum amount as set by the Internal Revenue Service. The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan. The Board of Directors authorized matching contributions of $520,000, $400,000 and $218,000, respectively, for fiscal 1996, 1995 and 1994.


15.  FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS The Company utilizes foreign currency forward contracts to minimize its exposure to potentially adverse changes in foreign currency exchange rates on anticipated but not firmly committed purchases or sales made by its international subsidiaries. No forward contracts were outstanding at January 3, 1997 and the amount of any gain or loss on these contracts during the year was not material. The Company does not hold or issue financial instruments for trading purposes.

The Company enters into various other types of financial instruments in the normal course of business. Fair values for certain financial instruments are based on quoted market prices. For other financial instruments, fair values are based on the appropriate pricing models, using current market information. The amounts ultimately realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments. Fair values of cash and equivalents, accounts receivable, accounts payable, other current liabilities and debt reflected in the January 3, 1997 statement of financial condition approximate carrying value at that date.

CONCENTRATION OF CREDIT RISK Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents and accounts receivable. The Company's cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company sells its products to customers in various geographical areas. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations and have not been material in any year. As of January 3, 1997 and December 29, 1995, management believes the Company had no significant concentrations of credit risk.


16.  GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

The Company operates in a single industry segment encompassing the design, development, manufacture and sale of electronic products and subsystems for power conversion, industrial automation and other real-time systems applications. The Company's sales are made through both direct and indirect sales channels to a wide customer base in North America, Europe and Asia-Pacific. The principal markets served are telecommunications, networking, wireless communications and computing. In recent years, the Company's primary focus has been to grow its presence in the communications marketplace, particularly in the networking and telecommunications sectors.

Approximately 80% of the Company's products are manufactured in foreign locations. Specifically, 58% of the Company's 1996 sales were from products manufactured in Hong Kong and China, 22% from products manufactured in the Republic of Ireland and the remaining 20% from domestic operations. Included in the Company's consolidated statement of financial condition at January 3, 1997 are the net assets of the Company's European and Asian subsidiaries, which total approximately $21.7 million and $21.3 million, respectively.

Sales and marketing operations outside the United States are conducted principally through Company sales representatives, independent manufacturer's representatives and distributors in Canada, Europe and Asia-Pacific. Sales are in U.S. dollars and certain European currencies. Intercompany sales are in U.S. dollars and are based on cost plus a reasonable profit. There were no material amounts of United States export sales.

Sales to one customer amounted to $22.4 million and $20.7 million in fiscal 1996 and 1995, respectively.

A summary of the Company's operations by geographic area is presented below ($000s):

                                                                   1996                 1995                 1994
                                                           -------------        -------------        -------------
    SALES
       To unaffiliated customers:
         United States                                        $144,115             $139,274             $117,300
         Europe                                                 57,089               46,428               34,794
         Asia-Pacific                                           21,281                5,676                2,706
       Intercompany sales:
         United States                                           4,020                2,937                3,897
         Europe                                                  5,554                4,219                2,225
         Asia-Pacific                                           92,275               79,191               50,701
         Eliminations                                         (101,849)             (86,347)             (56,823)
                                                           -------------        -------------        -------------
         Total sales                                          $222,485             $191,378             $154,800
                                                           =============        =============        =============

    INCOME BEFORE INCOME TAXES
         United States                                         $17,693              $18,197              $12,686
         Europe                                                  5,937                5,362                2,169
         Asia-Pacific                                            5,859                3,560                1,799
         Other (a)                                              (4,027)              (6,075)              (7,437)
         Eliminations                                              995               (1,437)                 (37)
                                                           -------------        -------------        -------------
         Income before income taxes                            $26,457              $19,607             $  9,180
                                                           =============        =============        =============

    IDENTIFIABLE ASSETS
         United States                                       $  66,784            $  61,967            $  55,720
         Europe                                                 27,925               21,657               17,112
         Asia-Pacific                                           37,675               33,058               23,784
         Other (a)                                              23,024               22,262               18,062
         Eliminations                                           (1,567)              (2,453)                (282)
                                                           -------------        -------------        -------------
         Total assets                                         $153,841             $136,491             $114,396
                                                           =============        =============        =============

(a) Other included in the table above represents interest, corporate general and administrative expenses, and certain assets not allocable to other geographic segments.


17.  SELECTED CONSOLIDATED QUARTERLY DATA (UNAUDITED)
     (Amounts in Thousands Except Per Share Data)

                                                                    FIRST           SECOND             THIRD            FOURTH
                                                                  QUARTER          QUARTER           QUARTER           QUARTER
                                                             -------------    -------------     -------------     -------------
FISCAL 1996
Sales                                                             $50,435          $51,673           $57,760           $62,617
Gross profit                                                       18,378           19,550            20,459            23,992
Net Income                                                          3,911            4,382             5,131             6,154
Earnings per share                                                   0.16             0.18              0.21              0.25

Stock price per common share:
     High                                                           14.50            23.00             21.75             21.88
     Low                                                             9.25            13.25             12.81             17.88

FISCAL 1995

Sales                                                             $44,297          $47,316           $46,905           $52,860
Gross profit                                                       16,152           17,524            18,390            20,012
Income before extraordinary item                                    2,019            2,866             4,358             4,874
Net Income                                                          2,019            2,469             4,358             4,874
Earnings per share before extraordinary item                         0.09             0.12              0.18              0.20
Earnings per share                                                   0.09             0.10              0.18              0.20

Stock price per common share:
     High                                                            5.00             6.25              8.94             13.25
     Low                                                             3.13             4.81              5.88              7.50


The Company recorded an after-tax extraordinary item of $397,000 in the second quarter of 1995. Data in the above tables are presented on a 13-week period basis except for the fourth quarter of 1996, which includes 14 weeks, as fiscal 1996 consisted of 53 weeks.

The sum of the quarterly earnings per share amounts differs from those reflected in the Consolidated Statements of Operations due to the weighting of common and common equivalent shares outstanding during each of the respective periods.

The Company's common stock is traded on the Nasdaq National Stock Market under the symbol CPRD. As of January 3, 1997, there were approximately 10,676 shareholders consisting of record holders and individual participants in security position listings. To date, the Company has not paid any cash dividends on its capital stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

As noted above, the foregoing discussion and the letter to shareholders may include forward-looking statements that involve risks and uncertainties. In addition, Computer Products, Inc. identifies the following risk factors which could affect the Company's actual results and cause them to differ materially from those in the forward-looking statements.

RISKS RELATED TO NEW PRODUCTS The Company's future sales are dependent on its ability to successfully develop, manufacture and market products for customers worldwide. In this regard, future growth is dependent on the Company's ability to timely and successfully develop and introduce new products, establish new distribution channels, develop affiliations with leading market participants which facilitate product development and distribution, and market existing and new products with service providers, resellers and channel partners. Also, future sales may be affected in part by factors which influence the business of the Company's direct and indirect resellers, such as the resellers' organization structure, purchasing patterns and inventory levels.

The Company believes that the markets for its products are characterized by rapid rates of technological innovation. There can be no assurance that the Company's research and development efforts will result in commercially successful new technology and products in the future. In addition, as the technical complexity of new products increases, it may become increasingly difficult to introduce new products quickly and according to schedule.

DEPENDENCE ON PERSONNEL The Company's success depends upon the continued contributions of its personnel and on the ability of the Company to attract and retain skilled employees. Changes in personnel, therefore, could adversely affect operating results.

RISKS RELATED TO GROSS MARGIN The Company's gross margin percentage is a function of the product mix sold in any period. Other factors such as unit volumes, obsolescence of inventory, heightened price competition, changes in channels of distribution, shortages in components due to timely supplies of parts from vendors or ability to obtain items at reasonable prices, and availability of skilled labor, also may continue to affect the cost of sales and the fluctuation in gross margin percentages in future periods. In the past, the Company has paid premiums to secure adequate supplies of components, and it could become necessary to make such payments again in the future.

RISKS RELATED TO TIMING OF PRODUCT SHIPMENTS One of the risks potentially affecting the Company's operating results is the fact that historically a substantial portion of the Company's sales in any period has resulted from shipments during the latter part of a period. Because the Company establishes its operating expense level based on such timing, if sales in any period were to change from such historical pattern, net profits may be adversely affected.

RISKS RELATED TO BACKLOG The Company has attempted to reduce its product manufacturing lead times and its backlog of orders. To the extent that backlog is reduced during any particular period, it could result in more variability and less predictability in the Company's quarter-to-quarter sales and operating results. If manufacturing lead times are not reduced, the Company's customers may cancel, or not place, orders if shorter lead times are available from other manufacturers. In addition, the Company's ability to meet customer demand may also be dependent on the ability of the Company to increase manufacturing levels for new products to volumes required based on anticipated orders by the market.

RISKS RELATED TO INTELLECTUAL PROPERTY RIGHTS The Company currently relies upon a combination of patents, copyrights, trademarks and trade secret laws to establish and protect its proprietary rights in its products. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company has a number of patents and may apply for additional patents. There can be no assurance that patents will be issued from any applications filed by the Company or that, if patents are issued, the claims will be sufficiently broad to protect the technology invented by the Company. In addition, no assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages.

SALES FLUCTUATIONS AND COMPETITION There is no assurance that the Company's historical sales growth rates will continue. Pressure from competitors offering lower-priced products could result in future price reductions for the Company's products.

RISKS RELATED TO ACQUISITIONS To implement its business plans, the Company may make further acquisitions in the future. Acquisitions require significant financial and management resources both at the time of the transaction and during the process of integrating the newly acquired business into the Company's operations. The Company's operating results could be adversely affected if it is unable to successfully integrate such new companies into its operations. Certain acquisitions or strategic transactions may be subject to approval by the other party's board or shareholders, domestic or foreign governmental agencies, or other third parties. Accordingly, there is a risk that important acquisitions or transactions could fail to be concluded as planned. Future acquisitions by the Company could also result in issuances of equity securities or the rights associated with the equity securities, which could potentially dilute earnings per share. In addition, future acquisitions could result in the incurrence of additional debt, taxes, or contingent liabilities, and amortization expenses related to goodwill and other intangible assets. These factors could adversely affect the Company's future operating results and financial position.

RELIANCE ON DISTRIBUTORS AND MANUFACTURER'S REPRESENTATIVES Distributor and manufacturer's representative networks have continued to represent an important part of the Company's overall sales and distribution strategy. While the Company is not dependent on any single distributor or manufacturer's representative, the loss of, or changes in the relationship with or performance by, several distributors or manufacturer's representative nevertheless could have a material adverse effect on the Company's sales and operating results.

RISKS RELATED TO INTERNATIONAL SALES International sales may be an increasingly important contributor to the Company's sales and net profits. As a result, operating results are increasingly affected by the risks of such activities, including economic conditions in the international markets in which the Company sells its products and political and economic instability, fluctuations in currency exchange rates, changes in international regulatory requirements, international staffing and employment issues, tariffs and other trade barriers, import and export controls and the burden of complying with foreign laws. Sales in developing nations may fluctuate to a greater extent than sales to customers in developed nations, as those markets are only beginning to adopt new technologies and establish purchasing practices. These risks may adversely affect the Company's future operating results and financial position.

RISKS RELATED TO GOVERNMENT REGULATIONS AND PRODUCT CERTIFICATION The Company's operations are also subject to laws, regulations, government policies and product certification requirements worldwide. Changes in such laws, regulations, policies or requirements could affect the demand for the Company's products or result in the need to modify products, which may involve substantial costs or delays in sales and could have an adverse effect on the Company's future operating results.

RISKS RELATED TO FOREIGN MANUFACTURING OPERATIONS Approximately 80% of the Company's products are manufactured in foreign locations. Specifically, 58% of the Company's 1996 sales were from products manufactured in Hong Kong and China, 22% from products manufactured in the Republic of Ireland and the remaining 20% from domestic operations.

The supply and cost of these products can be adversely affected, among other reasons, by changes in foreign currency exchange rates, increased import duties, imposition of tariffs, imposition of import quotas, interruptions in sea or air transportation and political or economic changes. From time to time, the Company explores opportunities to diversify its sourcing and/or production of certain products to other low cost locations or with other third parties to reduce its dependence on production in any one location. In addition, the Company has taken necessary measures, including insuring against certain risks, to mitigate its exposure to potential political and economic changes in Hong Kong and China. In the event of confiscation, expropriation, nationalization, or governmental restrictions in the above mentioned foreign locations, earnings could be adversely affected from business disruption resulting in delays in production and delivery of the Company's products.

RISKS OF STOCK VOLATILITY AND ABSENCE OF DIVIDENDS In recent years, the stock market in general and the market for technology stocks in particular, including the Company's common stock, have experienced extreme price fluctuations. There is a risk that stock price fluctuation could impact the Company's operations. Changes in the price of the Company's common stock could affect the Company's ability to successfully attract and retain qualified personnel or complete necessary business combinations or other transactions in the future. The Company has never paid any cash dividends on its capital stock, and there can be no assurances that the Company will do so.

In addition to the foregoing, the Company wishes to refer readers to the Company's other reports filed with the Securities and Exchange Commission, including its recent reports on Forms 10-K and 10-Q, for a further discussion of risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Computer Products, Inc. :

We have audited the accompanying consolidated statements of financial condition of Computer Products, Inc. (a Florida corporation) and subsidiaries as of January 3, 1997 and December 29, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the three fiscal years ended January 3, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Products, Inc. and subsidiaries as of January 3, 1997 and December 29, 1995, and the results of their operations and their cash flows for the three fiscal years ended January 3, 1997 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
Fort Lauderdale, Florida,
  January 17, 1997.


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

The Audit Committee of the Board of Directors, which consists of five outside directors, meets regularly with management, the internal auditors and the independent certified public accountants to review accounting, reporting, auditing and internal control matters. The Committee has direct and private access to both internal and external auditors.


JOSEPH M. O'DONNELL

Chairman of the Board, President and Chief Executive Officer


RICHARD J. THOMPSON

Vice President, Finance and Chief Financial Officer