Form 10-K, Exhibit 13
period 1998-01-02
COMPUTER PRODUCTS INC
filed 1998-03-31
CIK 23071

FIVE-YEAR FINANCIAL HISTORY
For the Years Ended on the Friday Nearest December 31
(Dollars in Thousands Except Per Share Data)

                                                                     1997        1996         1995        1994        1993
                                                               ----------- ----------- ------------ ----------- -----------
RESULTS OF OPERATIONS
Sales                                                            $527,236    $435,731     $344,969    $264,334    $201,168
Income from continuing operations                                  31,882      29,555       16,483       7,658       3,636
     Per share - basic                                               0.87        0.84         0.50        0.24        0.13
     Per share - assuming dilution                                   0.80        0.78         0.49        0.23        0.12
Net income                                                         29,820      30,059       17,598       9,423       5,537
     Per share - basic                                               0.81        0.85         0.53        0.30        0.20
     Per share - assuming dilution                                   0.75        0.79         0.52        0.28        0.18

FINANCIAL POSITION
Working capital                                                  $115,822    $ 92,029     $ 66,449    $ 54,526    $ 41,597
Property, plant & equipment, net                                   61,581      48,671       38,491      32,567      28,960
Total assets                                                      322,177     239,487      202,858     159,871     134,303
Long-term debt and capital lease obligations                       52,949      43,945       33,590      45,296      41,453
Total debt                                                         68,547      57,097       50,251      53,928      47,436
Shareholders' equity                                              162,676     117,006       82,889      57,071      46,133
Total capital                                                     231,223     174,103      133,140     110,999      93,569


FINANCIAL STATISTICS
Selling, general and administrative expenses                     $ 52,058    $ 42,232      $36,353     $35,485    $ 31,344
   - as a % of sales                                                 9.9%        9.7%        10.5%       13.4%       15.6%
Research and development expenses                                  30,032      23,612       21,085      14,950      11,238
   - as a % of sales                                                 5.7%        5.4%         6.1%        5.7%        5.6%
Operating income                                                   52,443      41,077       26,776      15,865      10,211
   - as a % of sales                                                 9.9%        9.4%         7.8%        6.0%        5.1%
Total debt as a % of total capital                                    30%         33%          38%         49%         51%
Debt to equity ratio                                                  42%         49%          61%         94%        103%
Interest coverage ratio                                              11.0        9.21         6.48        3.64        2.21


OTHER DATA

Capital expenditures                                              $22,231    $  9,387      $10,046    $  7,300    $  3,752
Depreciation and amortization                                     $13,561     $10,287     $  7,606    $  6,768    $  6,240
Common shares outstanding (000's)                                  38,381      36,042       34,607      31,581      30,874
Employees                                                           4,219       3,519        2,870       2,628       2,365
Temporary employees and contractors                                 2,663       1,670        1,923         874         532


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS COMBINATIONS

ZYTEC -- On December 29, 1997, shareholders of Computer Products, Inc. ("CPI") and Zytec Corporation ("Zytec") approved the merger of CPI Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of CPI with and into Zytec, pursuant to an Agreement and Plan of Merger, with Zytec becoming a wholly-owned subsidiary of CPI. As a result of the merger, each share of Zytec's common stock, no par value, outstanding immediately prior to the merger was converted into 1.33 shares of CPI's common stock, $0.01 par value. The Zytec shares were exchanged for a total of approximately 14.1 million shares of CPI common stock. The acquisition was accounted for as a pooling-of-interests, and accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Zytec as though it had always been a part of Computer Products. Hereafter the merged entity will be collectively referred to as the Company.

The  Company  has begun  doing  business  under the name  Artesyn  Technologies.
Management will request shareholder approval at its next annual shareholders' meeting in May 1998 to legally change the Company's corporate name to Artesyn Technologies, Inc. Pending shareholder approval, the Company's legal name will remain Computer Products, Inc. and trade under the Nasdaq National Market symbol CPRD.

The restatement of the consolidated financial information combines the financial information of CPI and Zytec giving retroactive effect to the merger as if the two companies had operated as a single company for all periods presented. However, the two companies operated independently prior to the merger, and the historical changes and trends in the financial condition and results of operations of these two companies resulted from independent activities. Nonetheless, the following management's discussion and analysis of financial condition and results of operations attempts to relate the activities which resulted in the changes in financial condition and results of operations of the combined company, taking into consideration that a trend or change in the historical results of the combined entity was caused by many events related to each individual company operating independently as competitors. The financial information presented on a historical restated basis is not indicative of the financial condition and results of operations that may have been achieved in the past or will be achieved in the future had the companies operated as a single entity for the periods presented. The following discussion of the consolidated operations and financial condition of the Company should be read in conjunction with the Company's consolidated financial statements and related notes thereto included elsewhere herein.

THE ELBA GROUP -- On July 22, 1997, pursuant to an Agreement on the Sale, Purchase and Transfer of Shares, the Company acquired all the outstanding capital stock of the following affiliated companies: Elba Electric GmbH, Elba Modul GmbH, Elba Elektronik AG, Elba Electronics Ltd., Elba Electric-Produktion s.r.o., Elba Electronique S.A.R.L., and KRP Power Source B.V., collectively referred to as the Elba Group.

The Elba Group is engaged in the design, manufacture and marketing of a wide range of both AC/DC and DC/DC power conversion products in Europe. Elba's fastest growing product segment is its medium power AC/DC converters (150-750 watts) sold to OEM communications customers under the Elba and KRP Power Source labels. The Elba Group's customers include major multinational corporations such as Ericsson, Kodak, Krone AG and Siemens among others.

The purchase price of 52 million Deutsche marks (approximately $28.5 million) was paid in cash with proceeds from two seven-year term loans from First Union National Bank, London Branch. The loans bear interest at LIBOR plus .75%.

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

RESULTS OF OPERATIONS

Operating performance in 1997showed consistent growth as net income from continuing operations of $31.9 million, or $0.80 per share, exceeded the $29.6 million, or $0.78 per share, achieved in 1996. Sales from continuing operations increased 21% from $435.7 million in 1996 to $527.2 million in 1997. Operating income increased to $52.4 million, or 9.9% of sales in 1997, compared to $41.1 million, or 9.4% in 1996.

The following table summarizes the Company's sales performance by product category ($000s):

                                                  1997        1996       1995
                                             ---------- ----------- ----------
Power Conversion                              $474,116    $395,322   $314,422
Computer Systems                                26,771      18,953     19,026
Services and Logistics                          26,349      21,456     11,521
                                             ---------- ----------- ----------

Total                                         $527,236    $435,731   $344,969
                                             ========== =========== ==========

1997 COMPARED TO 1996

SALES increased from $435.7 million in 1996 to $527.2 million in 1997. The 21% growth primarily resulted from a wider range of product offerings, continued foreign expansion and the increase of service and support programs. Power Conversion sales increased $78.8 million (20%). Computer Systems sales increased 41% from $18.9 million to $26.8 million. Services and Logistics sales increased 23% from $21.5 million to $26.3 million.

Computer   Systems  sales  were  41%  higher  than  in  1996  as  this  division successfully transitioned from the computer industry to the communications sector. Similar to the Power Conversion division, the Computer Systems division has concentrated its marketing efforts on the high-growth communications industry, where it provides networking, telecommunications and wireless communications solutions for a variety of customers, including OEM's. With its focus on developing new products aimed at customers in the communications industry and a high backlog level entering 1998, management expects that this division will continue to increase its sales volume in the upcoming year.

Services and Logistics sales increased from $21.5 million in 1996 to $26.3 million in 1997. Services and Logistics provides repair services and logistics for a variety of products primarily for Hewlett-Packard Company. These products include laser and ink jet printers, facsimile machines, computer, monitors and other products. The 23% revenue growth was due to continued expansion of the number of products repaired for Hewlett-Packard. Management anticipates a significant growth in Services and Logistics sales in 1998 primarily consisting of additional business from Hewlett-Packard as well as sales of similar services to new OEMs.

GROSS PROFIT in 1997 increased by $30.6 million compared to 1996 on higher sales volume and improved margins. The Company's gross margin increased to 26.1% of sales in 1997 from 24.5% in 1996 due to cost reductions in both materials and labor as well as higher overhead absorption due to increased production volume.

OPERATING EXPENSES increased to approximately 16.1% of sales in 1997 from the 15.1% reported in the prior year. In connection with the merger, in the fourth quarter, the Company recorded a charge to operating expenses of $3.0 million for direct merger transaction costs consisting primarily of fees for investment bankers, attorneys, accountants, financial printing and other related charges. OPERATING INCOME rose to 9.9% of sales from 9.4% in 1996, as a result of higher gross profit partially offset by the increase in operating expenses.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES in 1997 increased to 9.9% of sales versus 9.7% in the prior year. Sales and marketing expenses increased $5.4 million or 24% due to increased commission expense resulting from higher sales levels, additional marketing programs to support the launch of new products, entry into new markets worldwide and expansion of distribution channels. General and administrative ("G&A") expenses increased $4.4 million, or 22%, as a result of the Company's business development activities and the inclusion of the Elba Group acquired in July 1997. As a percentage of sales, G&A expenses increased to 4.6% from 4.5% in 1996.

RESEARCH AND DEVELOPMENT (R&D) EXPENSES in 1997 increased $6.4 million or 27.2% from the prior year. As a percentage of sales, R&D expenses were 5.7% in 1997 versus 5.4% in 1996. The higher expense level was primarily attributable to the cost of developing new products consistent with the Company's ongoing commitment to develop and produce high-quality, innovative products targeted to the communications industry.

PROVISION FOR INCOME TAXES increased to 35.5% of pretax income in 1997 from 21.4% in 1996. The effective tax rate was lower in 1996 primarily due to the recognition of an income tax benefit related to the net operating loss (NOL) carryforwards in the Company's Austrian operations. For additional information regarding income taxes, refer to pages 30 through 32 of the Notes to Consolidated Financial Statements.

DISCONTINUED OPERATIONS On April 17, 1997, the Company announced its intention to sell its Industrial Automation division, RTP Corp. ("RTP"), pursuant to a plan of disposal approved by the Company's Board of Directors. Accordingly, the Company classified RTP as a discontinued operation and recorded an after-tax non-recurring charge of $2.1 million, or $0.05 per share, against 1997 earnings. Effective July 5, 1997, the Company sold RTP Corp. to RT Acquisition Florida Corp. Proceeds from the sale included $2.0 million cash, a subordinated unsecured one-year note in the aggregate principal amount of approximately $2.2 million bearing interest at the prime rate, and the assumption of certain of RTP's liabilities.

1996 COMPARED TO 1995

SALES increased from $345 million in 1995 to $435.7 million in 1996. The 26% growth resulted primarily from a $80.9 million (26%) increase in Power Conversion sales, including sales attributable to Jeta Power Systems (which was acquired in July 1996), and a $9.9 million (86%) increase in Services and Logistics sales. Computer Systems sales remained level with 1995 as this division continued to transition its focus to the communications industry.

Although Computer Systems sales remained level with 1995, inroads were made in the communications market as this division continued to transition from the computer industry to the communications sector.

Service and Logistics sales increased from $11.5 million in 1995 to $21.5 million in 1996. The 86% revenue growth was due almost entirely to continued expansion of the number of products repaired for Hewlett-Packard that made up 99% of the sales in this division in 1996.

GROSS PROFIT in 1996 increased by $22.7 million compared to 1995 on higher sales volume while gross margin improved slightly from 24.4% in 1995 to 24.5% in 1996. This performance improvement resulted from the Company's ongoing commitment to reduce manufacturing costs and the favorable effect of higher production volume on unit cost. These improvements were partially offset by the continued shift in sales mix to the Company's high-volume, lower-margin OEM customers.

OPERATING EXPENSES declined to approximately 15% of sales in 1996 from the 17% reported in 1995.

OPERATING INCOME rose to 9.4% of sales from 7.8% in 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES in 1996 declined to 9.7% of sales versus 10.5% in the prior year due to higher sales volume and efficiencies generated by information systems implementation and by continued management focus on cost reduction. Sales and marketing expenses increased $1.0 million or 5% due to increased commission expense resulting from higher sales levels. General and administrative spending increased $4.9 million, or 33%, primarily due to the establishment of a separate administration function in the Services and Logistics operation. As a percentage of sales, such expenses increased to 4.5% from 4.3% in 1995.

RESEARCH AND DEVELOPMENT EXPENSES in 1996 increased $2.5 million or 12% compared to 1995 as the Company invested in new product platforms to serve the communications industry.

PROVISION FOR INCOME TAXES decreased to 21% of pretax income in 1996 from 30% in 1995. The effective tax rate for 1996 decreased primarily as a result of a reduction in the valuation allowance from utilization of deferred tax assets and the recognition of an income tax benefit related to the net operating loss (NOL) carryforwards in the Company's Austrian operations.

LIQUIDITY AND CAPITAL RESOURCES

As of January 2, 1998, the Company's cash balance increased to $55.4 million from $34.7 million on January 3, 1997 despite significant use of cash for capital expenditures and principal debt repayments. These activities were funded with cash from operations, proceeds from exercises of stock options, proceeds from the sale of the industrial automation division in July 1997, proceeds from the sale of the Company's Boston facility, and cash acquired in the Elba Group acquisition.

Cash provided from operations increased to $38.8 million in 1997 versus $30.2 million in 1996 and $18.3 million in 1995. The increase in 1997 is mainly the result of a decrease in prepaid expenses and an increase in accounts payable and accrued liabilities partially offset by increases in accounts receivable and inventory.

Accounts receivable increased 36% in 1997 from 1996 due to sales growth, including the continued expansion in international operations that typically have longer collection cycles. Days sales outstanding in receivables remained level at 51 days for both 1997 and 1996. The increase in inventory levels was primarily attributable to production planning to meet manufacturing lead times and anticipated demand for new product introductions.

Accounts payable increased $9.2 million, or 33%, from January 3, 1997 due to increases in capital expenditures, operating expenses, and material purchases to support the Company's growth in sales.

The Company used $44.7 million, $20.9 million and $8.1 million in investing activities in fiscal 1997, 1996 and 1995, respectively. The use of cash in fiscal 1997 was due mainly to the acquisition of the Elba Group for $26.2 million (net of cash acquired) and increased purchases of property, plant and equipment in line with the continued upgrading of the Company's overseas manufacturing facilities. The major investing activities for fiscal 1996 and 1995 were capital additions to support business operations and the acquisition of Jeta for 9.6 million (net of cash acquired) in 1996.

Cash provided by financing activities in fiscal 1997 of $27.1 million reflects borrowings under the 52 million Deutsche Mark term loans, net of debt issuance costs, and $5.5 million proceeds from exercises of stock options partially offset by $14.2 million long-term debt and capital lease principal repayments including $3.7 million on the Company's seven-year term loan. Financing activities used $1.5 million and $3.7 million in fiscal 1996 and 1995, respectively. In 1996, cash was used for the repurchase of the Company's common stock and for the repayment of long-term debt partially offset by proceeds from issuance of debt and exercises of options. Cash used in 1995 related to the repurchase of $24.3 million of the Company's Debentures, the repurchase of 1,138,000 shares of the Company's common stock and long-term debt principal payments partially offset by borrowings under the $25 million seven-year term loan, net of debt issuance costs, and the proceeds from exercises of stock options.

The Company and one of its subsidiaries entered into two separate unsecured seven-year term loans with a bank providing an aggregate of 52 million Deutsche marks. The term loans bear interest at Libor plus .75%. Proceeds from the term loans were used to finance the acquisition of the Elba Group. In addition, the Company amended and restated its existing revolving and term loan agreement to reprice its outstanding term loan and to provide for a new $20 million three-year multi-currency revolving working capital line of credit.

The new multi-currency revolving facility, which expires in April 2000, replaces the Company's previous $20 million credit line which would have expired on April 1, 1998. The interest rate on the revolver was reduced from Libor plus .75% to Libor plus .50%. As of January 2, 1998, the Company had made no borrowings under the existing line of credit, and management believes the Company was in compliance with the agreement's covenants.

Effective July 15, 1997, the Company's 1995 seven-year term loan, which has an outstanding balance of $19.8 million, was repriced to bear interest at Libor plus .75% compared to the previous rate set at Libor plus 1.5%.

Based on current plans and business conditions, the Company believes that its cash and equivalents, its available credit line, cash generated from operations, and other financing activities are expected to be adequate to meet capital expenditures, working capital requirements, debt and capital lease obligations and operating lease commitments through 1998.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS ") and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. SFAS 131 establishes standards for the reporting of operating segment information in both annual financial reports and interim financial reports issued to shareholders. Operating segments are components of an entity for which separate financial information is available and is evaluated regularly by the entity's chief operating management. Both statements require adoption in fiscal 1998.

YEAR 2000

The Company has several information system improvement initiatives under way that will require increased expenditures during the next few years. These initiatives include the conversion of certain Company computer systems to be Year 2000 compliant.

The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems will recognize the year 2000 as 1900, or not at all. This inability to recognize or properly treat the Year 2000 may cause systems to process critical financial and operational information incorrectly. Anticipated spending for this modification will be expensed as incurred and is not expected to have a significant impact on the Company's ongoing results of operations.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands Except Per Share Data)

                                                                                    1997             1996           1995
                                                                                --------------    -----------    ------------

SALES                                                                              $527,236        $435,731       $344,969
COST OF SALES                                                                       389,703         328,810        260,755
                                                                                 --------------   -----------    ------------
GROSS PROFIT                                                                        137,533         106,921         84,214
                                                                                --------------    -----------    ------------
EXPENSES
   Selling, general and administrative                                               52,058          42,232         36,353
   Research and development                                                          30,032          23,612         21,085
   Merger-related charges                                                             3,000               -              -
                                                                                --------------    -----------    ------------
                                                                                     85,090          65,844         57,438
                                                                                --------------    -----------    ------------
OPERATING INCOME                                                                     52,443          41,077         26,776
                                                                                --------------    -----------    ------------
OTHER INCOME (EXPENSE)
   Interest expense                                                                  (4,945)         (4,576)        (4,306)
   Interest income                                                                    1,943           1,087          1,116
                                                                                --------------   ------------    ------------
                                                                                     (3,002)         (3,489)        (3,190)
                                                                                --------------    -----------    ------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                49,441          37,588         23,586
PROVISION FOR INCOME TAXES                                                           17,559           8,033          7,103
                                                                                --------------    -----------    ------------
INCOME FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM                          31,882          29,555         16,483

DISCONTINUED OPERATIONS
   Profit (loss) from operations, net of income taxes of $(222),                                        504          1,512
     $177 and $588, respectively                                                       (333)
   Loss on disposal of RTP (including provision of $1,000 for
     operating losses during phase-out period) net of tax benefit of $1,152          (1,729)              -              -

EXTRAORDINARY ITEM, NET OF INCOME TAX BENEFIT OF $187                                     -               -           (397)
                                                                                --------------    -----------    ------------
NET INCOME                                                                       $   29,820       $  30,059      $  17,598
                                                                                ==============    ===========    ============
EARNINGS PER SHARE
BASIC -
   Income from Continuing Operations                                             $     0.87       $    0.84      $    0.50
   Discontinued Operations                                                            (0.06)           0.01           0.04
   Extraordinary Item                                                                    -               -           (0.01)
                                                                                --------------    -----------    ------------
   Net Income                                                                    $     0.81       $    0.85      $    0.53
                                                                                ==============    ===========    ============
ASSUMING FULL DILUTION -
   Income from Continuing Operations                                             $     0.80       $    0.78      $    0.49
   Discontinued Operations                                                            (0.05)           0.01           0.04
   Extraordinary Item                                                                    -               -           (0.01)
                                                                                --------------    -----------     -----------
   Net Income                                                                    $     0.75       $    0.79       $   0.52
                                                                                ==============    ===========    ============
COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING
   Basic                                                                             36,650          35,375         33,267
   Assuming full dilution                                                            40,654          37,870         35,404

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
As of the Friday Nearest December 31
(Amounts in Thousands Except Share Data)

                                                                             1997             1996
                                                                         -------------    --------------
ASSETS
CURRENT ASSETS
   Cash and equivalents                                                    $  55,392        $  34,676
   Accounts receivable, net of allowance for doubtful accounts of                              62,202
     $1,736 at January 2, 1998 and $1,300 at January 3, 1997                  84,479
   Inventories                                                                59,663           49,502
   Prepaid expenses and other                                                  8,522            4,233
   Deferred income taxes, net                                                  5,293            1,952
   Current assets of discontinued operations                                       -            7,646
                                                                         -------------    --------------
     Total current assets                                                    213,349          160,211
                                                                         -------------    --------------
PROPERTY, PLANT & EQUIPMENT, NET                                              61,581           48,671
                                                                         -------------    --------------
OTHER ASSETS
   Goodwill, net                                                              40,704           20,022
   Deferred income taxes, net                                                  4,509            6,099
   Other assets, net                                                           2,034            2,890
   Non-current assets of discontinued operations                                   -            1,594
                                                                         -------------    --------------
     Total other assets                                                       47,247           30,605
                                                                         -------------    --------------
                                                                            $322,177         $239,487
                                                                         =============    ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Current maturities of long-term debt and capital leases                 $  15,598         $ 13,152
   Accounts payable and accrued liabilities                                   81,929           52,975
   Current liabilities of discontinued operations                                  -            2,055
                                                                         -------------    --------------
     Total current liabilities                                                97,527           68,182

LONG-TERM LIABILITIES
   Long-term debt and capital leases                                          52,949           31,945
   Convertible subordinated note                                                   -           12,000
   Other long-term liabilities                                                 5,785            6,772
   Deferred tax liabilities                                                    3,240            3,582
                                                                         -------------    --------------
     Total long-term liabilities                                              61,974           54,299
                                                                         -------------    --------------
     Total liabilities                                                       159,501          122,481
                                                                         -------------    --------------
COMMITMENTS AND CONTINGENCIES (see Notes 8, 10 and 13)

SHAREHOLDERS' EQUITY
   Preferred stock, par value $.01; 1,000,000 shares authorized;
      none issued                                                                  -                -
   Common stock, par value $.01; 80,000,000 shares authorized;
     38,380,964 shares issued and outstanding at January 2, 1998
     (36,042,007 at January 3, 1997)                                             384              360
   Additional paid-in capital                                                 78,056           57,874
   Retained earnings                                                          88,769           58,949
   Foreign currency translation adjustment                                    (4,533)            (177)
                                                                         -------------    -------------
     Total shareholders' equity                                              162,676          117,006
                                                                         -------------    --------------
                                                                            $322,177         $239,487
                                                                         =============    ==============

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED  STATEMENTS OF CASH FLOWS
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands)

                                                                                  1997              1996            1995
                                                                              -------------      ------------    ------------
OPERATING ACTIVITIES
   Net income                                                                    $29,820             $30,059        $17,598
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation and amortization                                                13,561              10,287          7,606
     Deferred income taxes                                                        (2,176)             (2,088)         2,529
     Provision for inventories                                                     4,963               1,988          4,422
     Other non-cash charges                                                        1,254                (383)           669
   Changes in operating assets and liabilities:
     Increase in accounts receivable                                             (22,264)             (8,730)       (13,172)
     (Increase) decrease in inventories                                          (14,489)              2,860        (21,836)
     (Increase) decrease in prepaid expenses and other                             8,683                  24           (281)
     Increase (decrease) in accounts payable and accrued liabilities              18,037              (2,617)        21,415
   Net cash provided by (used in) discontinued operations                          1,423              (1,220)          (676)
                                                                              -------------      ------------    ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         38,812              30,180         18,274
                                                                              -------------      ------------    ------------
INVESTING ACTIVITIES
   Purchases of property, plant & equipment                                      (22,231)             (9,387)       (10,046)
   Proceeds from sale of building                                                  1,656                   -          1,524
   Purchase of the Elba Group, net of cash acquired                              (26,186)                  -              -
   Purchase of Jeta Power Systems, Inc., net of cash acquired                          -              (9,577)             -
   Purchase of Zytec Hungary Elektronikai Kft.                                         -                (830)             -
   Proceeds from sale of RTP Corp.                                                 2,000                   -              -
   (Increase) decrease in other assets                                                96                (206)           830
   Investing activities of discontinued operations                                   (32)               (897)          (397)
                                                                              -------------      ------------    ------------
NET CASH USED IN INVESTING ACTIVITIES                                            (44,697)            (20,897)        (8,089)
                                                                              -------------      ------------    ------------
FINANCING ACTIVITIES
   Proceeds from issuances of long-term debt                                      35,796              20,086         31,325
   Principal payments on debt and capital leases                                 (14,163)            (14,899)       (10,831)
   Proceeds from revolving credit loans                                           14,726             144,806        139,050
   Payments on revolving credit loans                                            (14,726)           (152,104)      (134,474)
   Decrease in bank overdrafts                                                         -              (1,220)          (307)
   Repurchase of convertible subordinated debentures                                   -                   -        (24,505)
   Proceeds from exercises of stock options                                        5,511               3,888          4,356
   Repurchases of common stock                                                         -              (2,032)        (8,305)
                                                                              -------------      ------------    ------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                               27,144              (1,475)        (3,691)
                                                                              -------------      ------------    ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS                             (543)                216            (55)
                                                                              -------------      ------------    ------------
INCREASE IN CASH AND EQUIVALENTS                                                  20,716               8,024          6,439
CASH AND EQUIVALENTS, BEGINNING OF YEAR                                           34,676              26,652         20,213
                                                                              -------------      -------------   -------------
CASH AND EQUIVALENTS, END OF YEAR                                                $55,392             $34,676        $26,652
                                                                              =============      ============    ============
SUPPLEMENTAL CASH FLOW DISCLOSURES
   CASH PAID DURING THE YEAR FOR:
   Interest                                                                      $  4,754            $ 4,627        $ 4,328
   Income taxes                                                                     9,213              5,139          2,080

   NONCASH INVESTING AND FINANCING ACTIVITIES:
   Fair value of assets acquired in connection with purchase acquisitions           35,000            14,055              -
   Liabilities assumed in connection with purchase acquisitions                      6,600             1,916              -
   Goodwill reduction from utilization of loss carryforwards                             -               606            646
   Common stock issued from conversion of note (including debt
    issuance costs written off)                                                     11,386                 -              -
   Common stock issued from conversion of debentures                                     -                 -          9,402
   Tax benefit from exercises of stock options                                       3,163             1,934          2,141
   Equipment acquired through issuance of debt                                         736             1,423            372
   Property and equipment acquired through capital lease obligations                 1,505             7,372          2,377
   Note receivable from sale of RTP Corp.                                            2,150                 -              -


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED  STATEMENTS  OF  SHAREHOLDERS'EQUITY
For the Years  Ended on the Friday Nearest December 31
(Amounts in Thousands)

                                                                                                                           FOREIGN
                                                                                        ADDITIONAL                        CURRENCY
                                                            COMMON STOCK                 PAID-IN            RETAINED     TRANSLATION
                                                      SHARES            AMOUNT           CAPITAL            EARNINGS      ADJUSTMENT
                                                    -----------       -----------      -------------       -----------    ---------

BALANCE, DECEMBER 30, 1994                              25,942              $259            $38,590           $19,328       $(1,106)

   Issuance of common stock                                 33                                  100
   Issuance of common stock under stock option
    and employee purchase plans                          2,021                20              4,101
   Tax benefit from exercises of stock options                                                2,141
   Repurchases and retirement of  common stock          (1,138)              (11)            (1,939)           (6,355)
   Conversion of convertible subordinated
    debentures                                           1,972                20              9,382
   Foreign currency translation adjustment                                                                                      761
   Net income                                                                                                  17,598
                                                    -----------       -----------      -------------       -----------    ----------
BALANCE, DECEMBER 29, 1995                              28,830               288             52,375            30,571          (345)

   Additional shares issued in two-for-one stock
     split                                               5,982                60                (60)
   Issuance of common stock                                  8                                  100
   Issuance of common stock under stock option
     and employee purchase plans                         1,419                14              3,874
   Tax benefit from exercises of stock options                                                1,934
   Repurchases and retirement of common stock             (197)               (2)              (349)           (1,681)
   Foreign currency translation adjustment                                                                                      168
   Net income                                                                                                  30,059
                                                    -----------       -----------      -------------       -----------    ---------
BALANCE, JANUARY 3, 1997                                36,042               360             57,874            58,949          (177)

   Issuance of common stock                                 21                                  146
   Issuance of common stock under stock option
     and employee purchase plans                         1,151                12              5,499
   Tax benefit from exercises of stock options                                                3,163
   Conversion of convertible subordinated note
   (including debt issuance costs written off)           1,167                12             11,374
   Foreign currency translation adjustment                                                                                   (4,356)
   Net income                                                                                                  29,820
                                                    -----------       -----------      -------------       -----------    ----------
BALANCE, JANUARY 2, 1998                                38,381              $384            $78,056           $88,769     $  (4,533)
                                                    ===========       ===========      =============       ===========    ==========



The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION On December 29, 1997, Computer Products, Inc. completed a merger with Zytec Corporation ("Zytec") whereby Zytec became a wholly-owned subsidiary of Computer Products. The consolidated financial statements include the accounts of Computer Products and its subsidiaries (collectively referred to as the "Company"). Intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements for all periods presented prior to the merger have been restated as if the Company operated as one entity since inception. The merger has been accounted for as a pooling-of-interests as discussed in Note 5.

The merged company has begun doing business under the name Artesyn Technologies. Management will request shareholder approval at its next annual shareholders' meeting in May 1998 to legally change the Company's corporate name to Artesyn Technologies, Inc. Pending shareholder approval, the Company's legal name will remain Computer Products, Inc. and trade under The Nasdaq National Market symbol CPRD.

FISCAL YEAR The Company's fiscal year ends on the Friday nearest December 31, which results in a 52- or 53-week year. The fiscal years ended January 2, 1998, January 3, 1997 and December 29, 1995 comprise 52, 53 and 52 weeks, respectively.

CASH AND EQUIVALENTS Only highly liquid investments with original maturities of 90 days or less are classified as cash and equivalents. These investments are carried at cost, which approximates market value.

INVENTORIES Inventories are stated at the lower of cost, on a first-in, first-out basis, or market.

PROPERTY, PLANT & EQUIPMENT Property, plant and equipment is stated at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets ranging from three to 30 years or the lease terms, if shorter. Leasehold improvements are recorded at cost and are amortized using the straight-line method over the remaining lease term or the economic useful life, whichever is shorter. Major renewals and improvements are capitalized, while maintenance, repairs and minor renewals not expected to extend the life of an asset beyond its normal useful lefe are expensed as incurred. In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In accordance with SFAS 121, the Company periodically evaluates its long-lived assets to determine whether an impairment has occurred. Adoption did not have a material effect on the consolidated financial statements.

GOODWILL The excess of purchase price over net assets of acquired companies (goodwill) is capitalized and amortized on a straight-line basis over periods ranging from 20 to 40 years. Related accumulated amortization was $7,322,000 and $5,779,000 at January 2, 1998 and January 3, 1997, respectively. Amortization expense was $1,550,000, $837,000 and $733,000 in fiscal years 1997, 1996 and
1995, respectively. On a periodic basis, the Company estimates the future undiscounted cash flows and operating income of the businesses to which goodwill relates to ensure that the carrying value of such goodwill has not been impaired under the provisions of SFAS 121.

STOCK-BASED COMPENSATION PLANS In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123 allows either adoption of a fair value based method of accounting for stock-based compensation or continuation of accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations with supplemental disclosures. The Company has chosen to continue to account for its stock option plans using the intrinsic value based method prescribed in APB 25. Pro forma disclosures of net income and earnings per share as if the fair value method had been adopted are presented below (see Note 15).

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

EARNINGS PER SHARE In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share". This statement simplifies the standards for computing and presenting earnings per share ("EPS") and makes them comparable to international EPS standards. SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. SFAS 128 became effective beginning with the fourth quarter of 1997 and requires restatement of all prior periods presented. As a result, all prior years presented have been restated to conform with SFAS 128. Basic earnings per share is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share includes the potential impact of convertible securities and dilutive common stock equivalents using the treasury stock method of accounting. The reconciliation of the numerator and denominator of the EPS calculation is presented below (see Note 12).

STOCK SPLIT In April 1996, Zytec's board of directors authorized a two-for-one stock split in the form of a 100% stock dividend distributed on June 3, 1996 to shareholders of record on May 20, 1996. Applicable per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statements of Shareholders' Equity.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates made by management include the provision for doubtful accounts receivable, inventory write-downs for potentially excess or obsolete inventory, warranty reserves, the valuation allowance for the gross deferred tax assets, and the amortization period for intangible assets. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluation.

ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which is required to be adopted in fiscal 1998. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of statements of financial position. Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which is required to be adopted in fiscal 1998. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments including, among other things, a measure of segment profit or loss, certain specific revenue and expense items, and segment assets.

RECLASSIFICATIONS Certain prior years' amounts have been reclassified to conform with the current year's presentation.

2. INVENTORIES

   The components of inventories are as follows($000s):
                                                         1997        1996
                                                       --------    --------
      Raw materials                                    $31,181     $29,606
      Work in process                                   12,582       9,607
      Finished goods                                    15,900      10,289
                                                       --------    --------
      Inventories                                      $59,663     $49,502
                                                       ========    ========


3. PROPERTY, PLANT & EQUIPMENT

   Property, plant & equipment is comprised of the following ($000s):

                                                          1997        1996
                                                       --------    --------
    Land                                               $ 2,423     $   840
    Buildings                                           18,227      20,890
    Machinery and equipment                             77,812      57,785
    Leasehold improvements                               1,763       1,591
    Equipment, furniture and leasehold improvements
      under capital leases                              12,214      11,525
                                                       --------    --------
                                                       112,439      92,631
    Less accumulated depreciation and amortization      50,858      43,960
                                                       --------    --------
    Property, plant & equipment, net                   $61,581     $48,671
                                                       ========    ========

   Depreciation  and  amortization  expense  was  $11,525,000,   $8,840,000  and
   $6,285,000 in fiscal years 1997, 1996 and 1995, respectively.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

   The components of accounts payable and accrued liabilities are as follows ($000s):

                                                          1997        1996
                                                       --------    --------

      Accounts payable                                 $36,790     $27,621
      Accrued liabilities:
            Compensation and benefits                   14,875      11,195
            Income taxes payable                        14,071       5,104
            Warranty reserve                             3,457       1,609
            Other                                       12,736       7,446
                                                       --------    --------
                                                       $81,929     $52,975
                                                       ========    ========

At January 2, 1998 and January 3, 1997, other accrued liabilities primarily consisted of accruals for commissions, advertising, accounting and legal fees, and other taxes.

5. BUSINESS COMBINATIONS

ZYTEC -- On December 29, 1997, Computer Products completed the Merger with Zytec Corporation by exchanging approximately 14.1 million shares of its common stock for all the outstanding common stock of Zytec. Each share of Zytec was exchanged for 1.33 shares of the Company's common stock. In addition, outstanding Zytec employee stock options were converted at the same exchange factor into options to purchase approximately 3.9 million shares of the Company's common stock. All applicable share data have been retroactively restated in the Consolidated Financial Statements. The merger constituted a tax-free reorganization and has been accounted for as a pooling-of-interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Zytec as though it had always been a part of the Company.

There were no transactions between Computer Products and Zytec prior to the combination and immaterial adjustments were recorded to conform Zytec's accounting policies to the Company's accounting policies. Differences in these practices in the past were deemed not to be material to the Company's financial statements and therefore are being conformed only on a prospective basis. Certain reclassifications were made to the Zytec financial statements to conform to the Company's presentations.

Sales and earnings data for the separate companies and the combined amounts as presented in the consolidated financial statements are displayed in the table below ($000s). Since the merger was effective on December 29, 1997, the table reflects sales and earnings data for the entire year 1997. Operations from December 29, 1997 to year-end would not have had a material impact on the datapresented.

                             1997         1996          1995
                           ----------   ----------   -----------
SALES
   Computer Products        $262,774     $207,563      $174,451
   Zytec                     264,462      228,168       170,518
                           ----------   ----------   -----------
   Combined                 $527,236     $435,731      $344,969
                           ==========   ==========   ===========

NET INCOME
   Computer Products         $20,089      $19,578       $13,720
   Zytec                       9,731       10,481         3,878
                           ----------   ----------   -----------
   Combined                  $29,820      $30,059       $17,598
                           ==========   ==========   ===========

In connection with the merger, in the fourth quarter, the Company recorded a charge to operating expenses of $3.0 million for direct transaction costs consisting primarily of fees for investment bankers, attorneys, accountants, financial printing and other related charges. In addition, as previously disclosed in the Company's Registration Statement on Form S-4, the Company expects to record a charge of approximately $8 million to $10 million during 1998 to eliminate duplicate facilities, functions and excess capacity.

THE ELBA GROUP -- On July 22, 1997, the Company acquired the Elba Group ("Elba"), a European designer, manufacturer and marketer of a wide range of both AC/DC and DC/DC power conversion products. The Company purchased Elba for approximately $28.5 million in cash provided by two seven-year term loans from a financial institution. Elba has design, sales and manufacturing organizations in Oberhausen and Einsiedel, Germany; Chomutov, Czech Republic and Etten-Leur, Netherlands. Elba also has sales offices in Pfaffikon, Switzerland; Vaulx-Milieu, France; and Chesterfield, United Kingdom.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired, or approximately $21.5 million, was recorded as goodwill which is being amortized on a straight-line basis over a period of 20 years. Elba's results of operations have been included in the Company's consolidated financial statements from the date of acquisition. The following unaudited pro forma information combines the consolidated results of operations of the Company and Elba as if the acquisition had occurred at the beginning of the periods presented.

                          UNAUDITED COMBINED PRO FORMA INFORMATION
                                ($000 EXCEPT PER SHARE DATA)

                                          1997           1996
                                      -------------  -------------

Sales                                    $540,545      $462,366
Income from continuing operations          32,556        31,312
   Per share - basic                         0.89          0.89
   Per share - assuming full dilution        0.81          0.83
Net Income                                 30,494        31,816
   Per share - basic                         0.83          0.90
   Per share - assuming full dilution        0.76          0.84

The unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill, increased interest expense on the acquisition debt, and related income tax effects. The pro forma results do not purport to be indicative of results that would have occurred had the combination been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

JETA POWER SYSTEMS -- Effective August 23, 1996, the Company acquired the remaining 90% of the outstanding capital stock of Jeta Power Systems, Inc. ("Jeta") for approximately $11.25 million in cash. Jeta designs, manufactures and markets medium-to-high power systems in the 400 watt to 4 kilowatt range for applications in telecommunications, networking, computing and instrumentation markets. The Company had purchased an initial 10% of Jeta's capital stock during 1984 for approximately $433,000. The Company used cash on hand to pay for the acquisition.

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

ZYTEC HUNGARY ELEKTRONIKAI KFT.-- In March 1996, Zytec completed the acquisition of the outstanding stock of BHG Tatabanya Alkatrezsgyarto Kft. (now known as Zytec Hungary Elektronikai Kft.) located in Hungary. The $830,000 purchase price was paid in cash. This acquisition has been recorded using the purchase method of accounting. This acquisition was not significant to Zytec or the Company's consolidated results of operations and financial position.

6. DISCONTINUED OPERATIONS

On April 17, 1997, the Company announced its intention to sell its Industrial Automation division, RTP Corp. ("RTP"), pursuant to a plan of disposal approved by the Board of Directors. Effective July 5, 1997, the Company sold RTP to RT Acquisition Florida Corp. Proceeds from the sale included $2.0 million cash, a subordinated unsecured one-year note in the aggregate principal amount of approximately $2.2 million bearing interest at the prime rate, and the assumption of certain of RTP's liabilities. An estimated after-tax loss on the sale of $1.7 million (net of income tax benefit of $1,152,000) was recorded in the first quarter of 1997 representing the estimated loss on the disposal of RTP's net assets and a pre-tax provision of $1,000,000 for expected operating losses during the phase-out period. The actual loss on disposal approximated the amount recorded in the first quarter.

RTP's sales from January 4, 1997 through its disposal date were $4,793,000. RTP sales in fiscal years 1996 and 1995 were $14,922,000 and $16,926,000, respectively. RTP's operating results are shown separately as discontinued operations in the accompanying consolidated statements of operations.

Certain prior year amounts have been restated to give effect to the discontinued operations treatment.

7. LINES OF CREDIT

Effective July 15, 1997, the Company amended and restated its existing revolving and term loan agreement to reprice its outstanding term loan and to provide for a new $20 million three-year, multi-currency revolving working capital line of credit. The new multi-currency revolving facility, which expires in April 2000, replaces the Company's previous $20 million credit line which would have expired on April 1, 1998. The agreement provides for an interest rate on the revolver at the London Interbank Offering Rate "Libor" plus .50% and includes a fee of .25% on the unused balance. The agreement contains certain restrictive covenants that, among other things, require the Company to maintain certain financial ratios and limit the purchase, redemption or retirement of capital stock and other assets. As of January 2, 1998, the Company had made no borrowings under the revolving credit facility and was in compliance with the agreement's covenants.

In May 1996, Zytec replaced its revolving credit facility with a bank. The agreement provided up to $23 million in borrowings through May 1999. Pursuant to the merger with the Computer Products, credit availability under the revolving facility was reduced to $865,833 to cover the letter of credit required under certain Industrial Development Revenue Bonds (see Note 8). At the Company's option, advances from the revolving credit agreement may be made at either a floating rate which is approximately equal to the bank's prime rate or at a LIBOR rate which is based on the British Bankers Association LIBOR setting rate. Zytec is obligated to pay a fee of .25% of the unused portion of the revolving credit balance. The agreement requires Zytec to maintain certain leverage, interest coverage, current and funded debt ratios. At January 2, 1998, no amounts were outstanding under this facility.

8. LONG-TERM DEBT AND CAPITAL LEASES

   Long-term obligations consist of the following ($000s):

                                                                                            1997            1996
                                                                                       ----------      ----------
     5.58% interest-bearing note maturing  July 1, 2004 (a)                             $28,921        $
                                                                                                              -

     8.25% interest-bearing note maturing April 1, 2002 (b)                              19,800          23,500

     3.50% revolving credit loan due March 1998 (c)                                       3,562           4,098

     6.9% mortgage note maturing July 1, 2001(d)                                          3,286           3,385

     3.875% notes payable due 1998 (e)                                                    2,414           2,260

     Loan payable to bank due 1998 (f)                                                    1,618           2,075

     Variable rate demand industrial development revenue bonds due March
     1998 (g)                                                                               820             980

     4.875% long-term investment loan due July 1, 2002 (h)                                  713               -

     Convertible subordinated promissory note (i)                                             -          12,000

     Non-interest-bearing note, due 1997, net of unamortized discount of
      $80,000 based on an imputed interest rate of 10% (j)                                    -             354

     Other                                                                                    -             101

     Capital lease obligations (see Note 10)                                              7,413           8,344
                                                                                       ----------      ----------
                                                                                         68,547          57,097
     Less current maturities                                                             15,598          13,152
                                                                                       ----------      ----------
     Long-term debt and capital leases                                                  $52,949         $43,945
                                                                                       ==========      ==========

      (a)On July 15, 1997, the Company and one of its subsidiaries entered into two separate unsecured seven-year term loans with a bank providing an aggregate of 52 million Deutsche marks. The term loans bear interest at LIBOR plus .75% (see Note 17). Principal payments are as follows:
         2,600,000 Deutsche marks due quarterly on January 1, April 1, July 1 and October 1 of each year beginning October 1, 1999 until maturity, with interest payable monthly. Proceeds from the term loans were used to finance the Elba Group acquisition on July 22, 1997 (see Note 5). The agreements contain certain restrictive covenants similar to those discussed in Note 7.

      (b)On April 4, 1995, the Company entered into an unsecured credit agreement with a bank that provided for a $25 million seven-year term loan. Remaining payments are as follows: $2,200,000 due on April 1 and October 1 of each year until maturity, with interest payable monthly. Proceeds from the term loan were used to redeem the Company's Debentures (see Note 9). The agreement contains certain restrictive covenants similar to those discussed in Note 7. In May 1995, the Company entered into an Interest Rate Collar Agreement with a bank, which set boundaries for the interest payment terms on its $25 million term loan. The agreement placed a ceiling of 9.75% on the Company's floating rate option in exchange for the bank's ability to elect a fixed rate option of 8.25%. In June 1995, the bank exercised its option to receive interest at the fixed rate for the remaining term of the loan. Effective July 15, 1997, the Company amended and restated its credit agreement to bear interest at LIBOR plus .75% compared to the previous rate set at LIBOR plus 1.5%.

      (c)Zytec's Austrian subsidiary ("Zytec GmbH") has a revolving credit loan with a bank for financing export sales. The agreement is renewable quarterly and bears interest at 3.5%. Zytec GmbH also has a line of credit agreement that provides $1,979,000 of overdraft financing, which bears interest ranging from 4.0% to 7.875%. These borrowings are collateralized by export receivables.

      (d)On June 28, 1994, the Company obtained a $3,600,000 seven-year commercial mortgage loan from a bank at a fixed interest rate of 6.9% for the first three years, repriced thereafter at 250 basis points over the then prevailing four-year U.S. Treasury Index. The loan is secured by a first mortgage on a subsidiary's facility in Wisconsin with a net book value of approximately $3,893,000 at January 2, 1998 and by the Company's guaranty. The loan proceeds were used to provide additional working capital. Effective July 1, 1997, the loan agreement was amended to extend the interest rate of 6.9% through June 30, 1998. The note is due in monthly installments of $27,700, including interest.

      (e)Notes payable include various notes which mature from January to April 1998. The interest rate on each of the notes was 3.875% at January 2, 1998. The notes are collateralized by accounts receivable of Zytec GmbH totaling $6,134,000 and $3,728,000 at January 2, 1998 and January 3, 1997, respectively, which exclude the export receivables in (c) above.

      (f)Interest is payable at rates ranging from 5% to 6.3%. The loan is guaranteed by the Austrian government and is collateralized by certain Austrian property, plant and equipment. As part of the agreement, the Company is obligated to make capital contributions to Zytec GmbH up to a maximum of $2,454,000, if Zytec GmbH's cumulative cash flow, as defined in the loan agreement, becomes negative. Cumulative cash flow was $17,879,000 at January 2, 1998; therefore no capital contribution is required at January 2, 1998.

      (g)The interest rate is established weekly according to market conditions such that the market value of the bonds will remain equal to their principal value; the maximum interest rate payable under the bonds is 10%. The interest rate at January 2, 1998 was 4.8%. The agreement requires a bank letter of credit to be maintained in an amount approximately equal to the outstanding principal balance of the bonds. The letter of credit is collateralized by accounts receivable, inventories and certain property, plant and equipment.

      (h)Interest is payable at 4.875% through June 30, 1999 after which it will be renegotiated. The loan is guaranteed by the Austrian government and is collateralized by certain Austrian property, plant and equipment.

      (i)On December 23, 1996, Zytec entered into a convertible subordinated promissory note with a bank for $12,000,000. Pursuant to the merger, the note was converted into shares of Zytec's common stock at a conversion price of $13.68 per share for a total of 877,193 shares of Zytec common stock which were exchanged for shares of the Company's common stock in the merger at the 1.33 exchange ratio.

      (j)On December 30, 1994, the Company purchased a building for approximately $922,000 from the Industrial Development Authority ("IDA") of Ireland in exchange for a three year non-interest-bearing note. The note specified repayment in three yearly installments due on September 30, 1995, 1996 and 1997.

Maturities  of long-term  debt,  excluding  capital  lease  obligations,  are as
follows:   $13,064,000  in  1998,  $7,551,000  in  1999,  $10,454,000  in  2000,
$13,265,000 in 2001, $8,126,000 in 2002 and $8,674,000 thereafter.

The fair value of the debt and capital leases, based upon discounted cash flow analysis using current market interest rates, approximates its carrying value at January 2, 1998.

9. CONVERTIBLE SUBORDINATED DEBENTURES

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

In May 1995, the Company called for redemption of all its outstanding Debentures, which amounted to $33.4 million. The Debentures were redeemed for an aggregate amount of $1,054.86 per $1,000 of principal amount (consisting of a redemption payment of $1,010 plus accrued and unpaid interest of $44.86). As a result of the redemption, holders of Debentures representing a principal amount of $9.1 million elected to convert the Debentures into 1,972,085 shares of the Company's common stock, pursuant to the terms of the Debentures, while the balance of $24.3 million was redeemed. This transaction resulted in an increase in shareholders' equity of approximately $9.4 million. The redemption resulted in an extraordinary loss of approximately $397,000 (net of taxes of $187,000), consisting of a 1% redemption premium of $165,000 and a write-off of unamortized financing costs of $232,000.

10.   LEASE OBLIGATIONS

Equipment under capital leases includes certain production and office equipment. The Company is also obligated under noncancelable operating leases for facilities and equipment that expire at various dates through 2005 and contain renewal options at favorable terms. Future minimum annual rental obligations and noncancelable sublease income are as follows ($000s):

                                      Capital      Operating    Sublease
                YEAR                   Leases        Leases       Income
              --------              ----------   -----------  -----------
   1998                                $ 3,104      $  5,802     $  1,776
   1999                                  2,589         5,426        2,322
   2000                                  1,627         4,993        2,346
   2001                                  1,165         4,539        2,617
   2002                                     36         4,292        2,617
   Thereafter                               30        13,607          427
                                     ----------   -----------  -----------
                                       $ 8,551       $38,659      $12,105
                                                  ===========  ===========
   Less amount representing interest   (1,138)
                                     ----------
   Present value of net minimum
    lease payments                    $ 7,413
                                     ==========

Rental expense under operating leases amounted to $9,294,000, $6,395,000 and $4,632,000 in fiscal 1997, 1996 and 1995, respectively. Sublease income was $1,941,000 $1,941,000 and $1,710,000 for fiscal 1997, 1996 and 1995, respectively.

Lease liabilities have been recorded for certain leased manufacturing facilities no longer deployed in the Company's operations. Although the facilities are being subleased, the future lease obligations exceed future sublease income, thereby creating loss contracts. The aggregate minimum annual rental obligations and sublease income under these leases have been included in the lease commitments table presented above. Lease liabilities are estimated based on contract provisions and historical and current market rates. These estimates can be materially affected by changes in market conditions. These lease liabilities are included in other liabilities in the Consolidated Statements of Financial Condition and amounted to $4,377,000 and $5,994,000 as of January 2, 1998 and January 3, 1997.

11.   INCOME TAXES

The components of the income from continuing operations provision for income taxes consist of the following ($000s):

                                      1997        1996      1995
                                     --------    -------   -------
      Currently payable:
         Federal                     $12,979     $4,410    $2,205
         State                        2,129       2,424       964
         Foreign                      5,846       3,287     1,405
                                     --------    -------   -------
      Total current                  20,954      10,121     4,574
                                     --------    -------   -------
      Deferred provision:
         Federal                     (3,019)        612     2,276
         State                          140         134       186
         Foreign                       (516)     (2,834)       67
                                     --------    -------   -------
      Total deferred                 (3,395)     (2,088)    2,529
                                     --------    -------   -------
      Total provision for income
        taxes                       $17,559      $8,033    $7,103
                                    =========    =======   =======

The exercise of nonqualified stock options resulted in state and federal income tax benefits to the Company related to the difference between the fair market price of the stock at the date of exercise and the exercise price. In fiscal 1997, 1996 and 1995, the provision for income taxes excludes current tax benefits of $3,163,000, $1,934,000 and $2,141,000, respectively, related to the exercise of stock options credited directly to additional paid-in capital.

During fiscal 1996 and 1995, the Company utilized tax loss carryforwards obtained in a prior business combination. The effect of utilizing these carryforwards was to reduce goodwill by approximately $606,000 and $646,000 in 1996 and 1995, respectively.

Income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries, which approximated $45.4 million as of January 2, 1998, as the Company does not intend to repatriate such earnings.

The components of the Company's income from continuing operations before provision for income taxes consist of the following ($000s):

                                      1997      1996       1995
                                     -------   --------   -------
      U.S.                           $28,626   $25,157    $16,922
      Foreign                         20,815    12,431      6,664
                                     -------   --------   -------
      Total income before income
        taxes                        $49,441   $37,588    $23,586
                                     =======   ========   =======

The Company's effective tax rate differs from the U.S. statutory federal income tax rate due to the following:

                                      1997      1996       1995
                                     -------   --------   -------

      U.S.federal statutory tax rate  35.0%     35.0%      35.0%
      Foreign tax effects             (2.3)     (1.8)      (2.6)
      Recognition  of  deferred  tax
      benefit of NOL carryforward      -        (8.4)        -
      Permanent items -non-deductible  2.7       0.3        1.6
      Change in the valuation
         allowance                    (5.2)    (10.8)      (9.8)
      Effect of AMT and state
         income taxes                  5.1       6.9        6.9
      Other                            0.2       0.2       (1.0)
                                     -------   --------   -------
      Effective income tax rate       35.5%     21.4%      30.1%
                                     =======   ========   =======

In May 1996, the Austrian government changed the treatment of NOL carryforwards by (a) suspending the use of NOLs during the years 1996 and 1997 retroactively to January 1, 1996 and (b) removing the time limitations on the use of the NOLs. In light of this new statute and based on the Company's assessment of the strong financial results of the Austrian operations, Zytec recognized the deferred income tax benefit related to the Austrian NOL carryforwards. This resulted in a $2,626,000 net reduction of income taxes in the second quarter of 1996, comprised of a tax benefit of $3,175,000 relating to recognition of the deferred tax benefit offset by $549,000 in income tax expense resulting from the retroactive application of this tax law change to first and second quarter Austrian operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities as of January 2, 1998 and January 3, 1997 are as follows ($000s):

                                                              1997        1996
                                                          ---------   ---------
      DEFERRED TAX ASSETS
      Net operating  loss  carryforwards
       (expiring 2003 through 2011)                        $1,118    $  2,807
      Tax credit  carryforwards (expiring 1998
        through 2001)                                       2,086       2,080
      Foreign net operating loss carryforwards              2,665       3,067
      Lease liabilities                                     1,799       2,395
      Inventory reserves                                    2,558       2,341
      Other accrued liabilities                             3,430       2,634
      Allowance for bad debt                                  595         778
      Other                                                   402         875
                                                          ---------   ---------
      Gross deferred tax assets                            14,653      16,977
      Valuation allowance                                  (4,851)     (8,926)
                                                          ---------   ---------
            Net deferred tax assets                         9,802       8,051
                                                          ---------   ---------
      DEFERRED TAX LIABILITIES
      Depreciation                                         (1,300)     (1,319)
      Amortization of goodwill                               (412)       (343)
      Other                                                (1,528)     (1,920)
                                                          ---------   ---------
            Deferred tax liabilities                       (3,240)     (3,582)
                                                          ---------   ---------
      Deferred income taxes, net                           $6,562     $  4,469
                                                          =========   =========

The valuation allowance at January 2, 1998 includes approximately $3.2 million related to the exercise of stock options which, when recognized, will be credited directly to additional paid-in capital. During the year ended January 2, 1998, the valuation allowance decreased by approximately $4.1 million mainly due to the utilization of tax loss carryforwards. In assessing the likelihood of utilization of existing deferred tax assets, management has considered the historical results of operations and the current operating environment. Management believes it is more likely than not, that future taxable income will be sufficient to utilize deferred tax assets of $9.8 million.

12. EARNINGS PER SHARE

The following data show the amounts used in computing earnings per share and the effects on income and the weighted-average number of shares of potential dilutive common stock. The number of shares used in the calculations for 1996 and 1995 reflect a two-for-one stock split occurring on June 3, 1996. Also, the number of shares used in the calculation for all periods presented was adjusted to reflect the additional shares issued pursuant to the merger with Zytec at a conversion ratio of 1.33. The reconciliation of the numerator and denominator of the EPS calculation is presented below ($000s except per share data):


                              1997                          1996                          1995
                   ===========================   ===========================   ===========================
                   Income      Shares            Income      Shares            Income      Shares
                   Numerator Denominator EPS     Numerator Denominator EPS     Numerator Denominator EPS
                   --------  ----------- -----   --------- ----------- -----   --------- ----------- -----


Income from
continuing
operations         $31,882                       $29,555                       $16,483
                   --------                      --------                      --------

BASIC EPS
Income available
to common
shareholders        31,882     36,650   $0.87     29,555     35,375   $0.84     16,483     33,267   $0.50
                                        ======                        ======                        ======

EFFECT OF
DILUTIVE
SECURITIES

Stock options                   2,837                         2,495                         1,454
Convertible Debt       548      1,167                  -          -                788        683
                   --------  ---------           --------  ---------           --------  ---------
DILUTED EPS
Income available
to common
shareholders       $32,430     40,654   $0.80    $29,555     37,870   $0.78    $17,271     35,404   $0.49
                   ========  =========  ======   ========  =========  ======   ========  =========  ======

Options to purchase 167,123, 432,668 and 431,834 shares of common stock were not included in computing diluted EPS for fiscal 1997, 1996 and 1995, respectively, because their effects were antidilutive for the respective periods.

13.   CONTINGENCIES

In current and prior years, the Company received grant assistance, under grant agreements, from the IDA in connection with the Company's establishment of its Irish manufacturing operations. The funds received reduced the cost of the facility and equipment and operating expenses. In October of 1997, the Company entered into a new Grant Agreement whereby the IDA granted the sum of approximately $3.3 million to the Company in consideration for the Company providing employment for a given number of Irish citizens, over a three-year period. As of January 2, 1998, the Company had not yet received any of the $3.3 million grant. The funds will reduce operating expenses incurred in connection with the expansion of the Company's operations in Ireland. In the event of noncompliance with certain terms and conditions of the above-mentioned grant agreements, the Company may be required to repay approximately $2.6 million of funds received to date from prior grants. Management believes that noncompliance with the agreements is unlikely.

14.   STOCK REPURCHASES

During fiscal 1996 and 1995, the Company repurchased and retired a total of 197,000 and 1,138,000 shares, respectively, of its common stock pursuant to a share buy-back plan announced in May 1995. The Company did not repurchase any shares during 1997. The excess of the cost of shares repurchased over par value was allocated to additional paid-in capital based on the pro rata share amount of additional paid-in capital for all shares with the difference charged to retained earnings. In September 1997, the Company terminated the stock repurchase program.

15.   STOCK-BASED COMPENSATION PLANS

EMPLOYEE STOCK OPTION PLANS Under the Company's 1981 Incentive Stock Option Plan, options were granted to purchase up to 2,000,000 shares of the Company's common stock at prices not less than the fair market value at date of grant. The options generally vest at the rate of 25% per year beginning one year from the date of grant. The options expire 10 years from the date of grant or three months after termination of employment, if earlier. This plan was replaced by the 1990 Performance Equity Plan ("PEP").

The Company established the PEP plan in 1990 under which it had reserved 3,000,000 shares of common stock for granting of either incentive or nonqualified stock options to key employees and officers. The Company increased authorized shares under the PEP plan to 5,950,000 in 1997. Both incentive or nonqualified stock options have been granted at prices not less than the fair market value on the date of grant as determined by the Company's Board of Directors. The options maximum term is 10 years, although some options were granted with a five-year term in 1995. Beginning with grants made in 1995, the majority of the options become exercisable after the price of the Company's common stock achieves certain levels for specified periods of time or upon the passage of a certain number of years from the date of grant. For grants made prior to 1995, options vest at the rate of 25% per year beginning one year from the date of grant. As of January 2, 1998, 1,899,149 shares of common stock were reserved for future grants.

The Zytec stock options outstanding at the date of the merger were converted to the Company's stock options. The Zytec option activity and share prices have been restated, for all years presented, to Company's equivalents using the exchange ratio of 1.33 shares of the Company's common stock to one share of Zytec common stock. Zytec existing options generally expire six years from the date of grant, or three months after termination of employment, if earlier. Options vest at the rate of 20% per year beginning one year from the date of grant. Of the converted stock options, 424,590 were exercisable as of January 2, 1998. No additional options will be granted from the Zytec plans.

OUTSIDE DIRECTORS STOCK OPTION PLANS The Company established an Outside Directors Stock Option Plan in 1986 under which it authorized and reserved 250,000 shares of common stock for granting of nonqualified stock options to directors of the Company who are not employees of the Company at exercise prices not less than the fair market value on the date of grant. The plan was replaced by the 1990 Outside Directors Stock Option Plan under which the Company initially authorized and reserved 250,000 shares. The Company increased authorized shares under such plan to 500,000 in 1996. Effective in 1996, upon initial election or appointment to the Board of Directors and each year thereafter, outside directors shall receive an option to purchase 10,000 shares of common stock provided that they own a given number of shares of common stock of the Company based on a formula as defined in the plan. The options granted under both Outside Directors plans fully vest on the one-year anniversary of the date of grant. As of January 2, 1998, 130,000 shares of common stock were reserved for future grants.

In accordance with APB 25, as the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation cost has been recognized for its fixed stock option plans. Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee and outside directors stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                     1997           1996           1995
                               -----------     ----------    -----------
Risk-free interest rate              6.2%           6.0%           6.4%
Dividend yield                          -              -              -
Expected volatility                   63%            52%            56%
Expected life                   3.2 YEARS      3.4 years      2.7 years

The Company's pro forma information follows ($000s except per share data):

                                          1997           1996          1995
                                      ---------     ----------    ----------

NET INCOME          As reported        $29,820        $30,059       $17,598
                                      =========     ==========    ==========
                    Pro forma          $24,028        $27,354       $16,733
                                      =========     ==========    ==========

EPS - BASIC         As reported        $  0.81        $  0.85       $  0.53
                                      =========     ==========    ==========
                    Pro forma          $  0.66        $  0.77       $  0.50
                                      =========     ==========    ==========

EPS-ASSUMING DILUTION
                    As reported        $  0.75        $  0.79       $  0.52
                                      =========     ==========    ==========
                    Pro forma          $  0.61        $  0.72       $  0.49
                                      =========     ==========    ==========


The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of future results. SFAS 123 does not apply to awards prior to 1995.

The following table summarizes activity under all plans for the years ended 1997, 1996 and 1995.

                                              1997                      1996                      1995
                                         ----------------------    ----------------------    ----------------------
                                                     Weighted-                 Weighted-                 Weighted-
                                                      average                   average                   average
                                                     exercise                  exercise                  exercise
                                          Options      price        Options      price        Options      price
                                        ----------- ----------    ----------- ----------    ----------- ----------

 Options outstanding, beginning of year  4,808,247    $ 6.50       4,163,603   $  2.77        5,175,758    $2.12

       Options granted                   2,876,493     14.99       2,345,771     10.81        1,440,750     4.15
       Options exercised                (1,055,662)     4.43      (1,403,047)     2.70       (2,158,731)    2.09
       Options canceled                   (450,274)    10.36        (298,080)     6.08         (294,174)    3.23
                                         ----------- ----------    ----------- ----------    ----------- ----------
 Options outstanding, end of year        6,178,804    $10.53       4,808,247   $  6.51        4,163,603    $2.77
                                         ==========               ==========                 ===========

 Options exercisable, end of year        1,947,762                 1,787,520                  2,536,281
                                         ==========               ===========               ===========

 Weighted-average fair value of
  options granted during the year            $6.87                     $4.42                      $1.51
                                         ===========              ===========               ===========



The following table summarizes information about stock options outstanding at January 2, 1998:

                                           OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                      ---------------------------------------------------------       ----------------------------------
                                               Weighted-
                                               Average
                                              Remaining           Weighted-                                 Weighted-
    Range of              Number           Contractual Life        Average               Number              Average
    Exercise            Outstanding            (Years)          Exercise Price         Exercisable        Exercise Price
     Prices              at 1/2/98                                                      at 1/2/98
------------------    ----------------     -----------------    ---------------       --------------      ---------------
 $  0.56 -   3.57           1,240,278            3.43                   $ 2.45              888,768              $  2.40
    3.62 -   9.30           1,258,792            3.99                     5.91              409,161                 5.33
     9.59 - 10.39           1,395,284            5.19                     9.80               18,620                 9.59
    11.25 - 18.00           1,649,462            7.81                    15.82              594,213                14.96
    18.25 - 29.56             634,988            6.38                    23.32               37,000                18.33
                      ----------------                                                --------------
  $  0.56 - 29.56           6,178,804            5.41                    10.53            1,947,762                 7.22
                      ================                                                ==============


EMPLOYEE STOCK PURCHASE PLANS In May 1996, the Company's Board of Directors established an employee stock purchase plan effective July 1, 1996 that allows substantially all employees to purchase shares of the Company's common stock. Under the terms of the plan, eligible employees may purchase shares of common stock through the accumulation of payroll deductions of at least 2% and up to 6% of their base salary. The purchase price is an amount equal to 85% of the market price determined on the tenth trading day following each three-month offering period. The Company's policy is to purchase these shares on the market rather than issue them from treasury; therefore, the 15% employee discount is currently being recognized as compensation expense. Such amount was not significant in fiscal years 1997 and 1996. Employees purchased 17,864 and 8,707 shares in 1997 and 1996, respectively.

The 1989 Qualified Employee Stock Option Plan provided for employees to purchase common stock of the Company at a purchase price equal to the lower of 85% of the common stock market value as of the beginning of an offering period or at various purchase dates extending over a two-year period. The plan expired in 1995 and was replaced by the 1996 Employee Stock Purchase Plan described above. Employees purchased 22,475 and 102,570 shares in 1996 and 1995, respectively, at a purchase price of $2.76. Under SFAS 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following weighted-average assumptions for 1995: risk-free interest rate of 6.48%, dividend yield of 0%, expected volatility of 52% and expected life of .84 year. The weighted-average fair value of the purchase rights granted in 1995 was $.57.

On October 9, 1996, Zytec's shareholders approved a stock purchase plan allowing substantially all employees to purchase, through payroll deductions, newly issued shares of Zytec's common stock. The plan allows Zytec's employees to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each calendar quarter. Employees purchased 71,742 shares in 1997 at purchase prices ranging from $9.03 to $22.41. No shares were issued in 1996. Under SFAS 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following weighted-average assumptions for 1997: risk-free interest rate of 5.73%, dividend yield of 0%, expected volatility of 69% and expected life of .25 year. The weighted-average fair value of the purchase rights granted in 1997 was $5.03.

16.   EMPLOYEE BENEFIT PLANS

The Company provides retirement benefits to its employees through the Computer Products Inc. Employees' Thrift and Savings Plan (the "Plan"). As allowed under
Section 401(k) of the Internal Revenue Code, the Plan provides tax deferred salary deductions for eligible employees. The Plan permits substantially all United States employees to contribute up to 15% of their base compensation (as defined) to the Plan, limited to a maximum amount as set by the Internal Revenue Service. The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan. Costs charged to operations for matching contributions were $444,000, $400,000 and $489,000, respectively, for fiscal 1997, 1996 and 1995.

Zytec has a defined contribution 401(k) plan covering substantially all domestic employees. Contributions to the plan by Zytec are based on employee contributions to the plan. Costs charged to operations were $657,000, $424,000 and $370,000, respectively, for fiscal 1997, 1996 and 1995.

In April 1996, Zytec's board of directors established a noncontributory profit-sharing plan covering substantially all Zytec employees. The plan was effective July 1, 1996. Zytec contributed to such plan $1.3 million in 1997. No contributions were made to such plan in 1996.

Substantially all employees of Zytec GmbH are entitled to benefit payments under a severance plan. The benefit payments are based primarily on the employees' salaries and the number of years of service and are paid upon the employees' voluntary retirement. At January 2, 1998 and January 3, 1997, Zytec had recorded a liability of $681,000 and $543,000, respectively, related to this severance plan. Zytec recorded $260,000, $106,000 and $124,000 in severance expense during 1997, 1996 and 1995, respectively. Zytec has invested in Austrian bonds of $294,000 and $301,000 at January 2, 1998 and January 3, 1997, respectively, to partially fund the severance plan as required by Austrian law.

17. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS FOREIGN EXCHANGE INSTRUMENTS --The Company enters into foreign currency forward contracts to minimize its exposure to potentially adverse changes in foreign currency exchange rates on anticipated but not firmly committed purchases or sales denominated in foreign currencies made by its international subsidiaries. The foreign exchange contracts on receivables require the Company to exchange European ECU for Irish Punts and U.S. dollars for Austrian Shillings. The foreign exchange contracts on payables require the Company to exchange Japanese Yen to receive U.S. dollars. At January 2, 1998, the Company held $6.6 million of forward currency exchange contracts on receivables maturing in one to three months while no contracts on payables were outstanding. The Company held $8.8 million of forward currency exchange contracts on receivables maturing in one to three months as of January 3, 1997. Gains and losses on these contracts are included in the consolidated statement of operations as they arise. Costs associated with entering into these contracts are amortized over the contract lives, which typically mature within one year. The amount of any gain or loss on these contracts during the period was not material. The Company does not hold or issue financial instruments for trading purposes.

INTEREST RATE INSTRUMENTS -- On July 14, 1997, the Company entered into two interest rate swap agreements with First Union National Bank pursuant to which it exchanged its floating rate interest obligations on the aggregate 52 million Deutsche marks notional principal loan amount for a fixed rate payment obligation of 5.58% per annum for a seven-year period beginning August 1, 1997. The fixing of the interest rates for these periods minimizes the Company's exposure to the uncertainty of floating interest rates during this seven-year period. The differential paid or received on these interest rate swaps is recognized as an adjustment to interest expense.

The Company enters into various other types of financial instruments in the normal course of business. Fair values for certain financial instruments are based on quoted market prices. For other financial instruments, fair values are based on the appropriate pricing models, using current market information. The amounts ultimately realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments. Fair values of cash and equivalents, accounts receivable, accounts payable, other current liabilities and debt reflected in the January 2, 1998 statement of financial condition approximate carrying value at that date.

CONCENTRATION OF CREDIT RISK Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents and accounts receivable. The Company's cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company sells its products to customers in various geographical areas. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses traditionally have been within management's expectations and have not been material in any year. As of January 2, 1998 and January 3, 1997, management believes the Company had no significant concentrations of credit risk.

18. GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMER

The Company operates in a single industry segment encompassing the design, development, manufacture and sale of electronic products and subsystems for power conversion and other real-time systems applications. The Company's sales are made through both direct and indirect sales channels to a wide customer base in North America, Europe and Asia-Pacific. The principal markets served are telecommunications, networking, wireless communications and computing.

Approximately 56% of the Company's products are manufactured in foreign locations. Specifically, 30% of the Company's 1997 sales were from products manufactured in Hong Kong and China, 26% from products manufactured in Europe and the remaining 44% from domestic operations. Included in the Company's consolidated statement of financial condition at January 2, 1998 are the net assets of the Company's European and Asian subsidiaries, which total approximately $58.2 million and $21.6 million, respectively.

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

Sales to one customer amounted to $79.2 million (15% of 1997 sales) and $62.8 million (14% of 1996 sales) in fiscal 1997 and 1996, respectively. No sales to one customer accounted for 10% or more of 1995 sales.

Given the current economic situation in Asia, there is a risk that the current pegging of the Hong Kong dollar to the U.S. dollar will be removed. The Company's management has assessed the potential exposure in the event the peg is removed/changed and there was a devaluation in the Hong Kong dollar. Since the Company's sales are in U.S. dollars and purchases are either in U.S. dollars or Hong Kong dollars, the major impact would be to the carrying value of the Hong Kong fixed assets whose value currently approximates $7.0 million.

A summary of the Company's operations by geographic area is presented below ($000s):

                                          1997           1996          1995
                                        ----------     ---------     ----------
   SALES

     TO UNAFFILIATED CUSTOMERS:
      United States                     $345,485       $299,122      $247,741
      Europe                             155,948        115,328        91,552
      Asia-Pacific                        25,803         21,281         5,676

     INTERCOMPANY SALES:
      United States                       12,283         10,278         7,992
      Europe                              10,267          5,554         4,219
      Asia-Pacific                       112,043         92,275        79,191
      Eliminations                      (134,593)      (108,107)      (91,402)
                                        ----------     ---------     ----------
      Total sales                       $527,236       $435,731      $344,969
                                        ==========     =========     ==========

   INCOME BEFORE INCOME TAXES

      United States                      $32,411        $25,755       $21,072
      Europe                              16,243          9,006         6,322
      Asia-Pacific                         7,056          5,859         3,560
      Other (a)                           (5,942)        (4,027)       (6,075)
      Eliminations                          (327)           995        (1,293)
                                        ----------     ---------     ----------
      Income before income taxes         $49,441        $37,588       $23,586
                                        ==========     =========     ==========

   IDENTIFIABLE ASSETS

      United States                     $145,004       $132,648      $106,627
      Europe                             105,816         49,929        38,490
      Asia-Pacific                        40,474         37,675        33,058
      Other (a)                           38,050         23,024        22,262
      Eliminations                        (7,167)        (3,789)        2,421
                                        ----------     ---------     ----------
      Total assets                      $322,177       $239,487      $202,858
                                        ==========     =========     ==========


(a)Other included in the table above represents interest, corporate general and administrative expenses, and certain assets not allocable to other geographic segments.

19.   SELECTED CONSOLIDATED QUARTERLY DATA (UNAUDITED)
   (Amounts in Thousands Except Per Share Data)


                                             FIRST      SECOND       THIRD      FOURTH
                                           QUARTER     QUARTER     QUARTER     QUARTER

                                         ----------  ----------  ----------  ----------

FISCAL 1997

Sales                                     $114,463    $130,878    $133,744    $148,151
Gross profit                                29,556      35,798      36,292      35,887
Income from continuing operations            7,076      10,437      10,383       3,986
   Per share  - Basic                         0.20        0.29        0.28        0.11
              - Assuming dilution             0.19        0.26        0.25        0.10
Net Income                                   5,014      10,437      10,383       3,986
   Per share  - Basic                         0.14        0.29        0.28        0.11
              - Assuming dilution             0.13        0.26        0.25        0.10

Stock price per common share:

   High                                      18.75       25.25       33.44       30.88
   Low                                       13.75       13.75       23.25       14.56

FISCAL 1996

Sales                                     $108,452    $108,775    $107,630    $110,874
Gross profit                                25,047      26,606      26,228      29,040
Income from continuing operations            6,285       9,107       6,728       7,435
   Per share  - Basic                         0.18        0.26        0.19        0.21
              - Assuming dilution             0.17        0.24        0.18        0.20
Net Income                                   6,019       9,271       6,905       7,864
   Per share  - Basic                         0.17        0.26        0.19        0.22
              - Assuming dilution             0.16        0.24        0.18        0.21

Stock price per common share:

   High                                      14.50       23.00       21.75       21.88
   Low                                        9.25       13.25       12.81       17.88


Net income for the fourth quarter of 1997 includes direct merger costs of $3.0 million.

Quarterly sales and gross profit amounts exclude sales and gross profits of RTP Corp., which the Company classified as discontinued operations in the first quarter of 1997.

Data in the above table are presented on a 13-week period basis except for the fourth quarter of 1996, which includes 14 weeks, as fiscal 1996 consisted of 53 weeks.

The sum of the quarterly earnings per share amounts differs from those reflected in the Company'sconsolidated statements of operations due to the weighting of common and common equivalent shares outstanding during each of the respective periods.

The Company's common stock is traded on the Nasdaq National Stock Market under the symbol CPRD. As of January 2, 1998, there were approximately 20,701 shareholders consisting of record holders and individual participants in security position listings. To date, the Company has not paid any cash dividends on its capital stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

As noted above, the foregoing discussion and the letter to shareholders may include forward-looking statements which involve risks and uncertainties. In addition, Computer Products, Inc. identified the following risk factors that could affect the Company's actual results and cause them to differ materially from those in the forward-looking statements.

POTENTIAL PROBLEMS WITH INTEGRATION OF OPERATIONS The success of the merger will depend in large part upon whether Computer Products ("CPI") and Zytec's respective businesses are integrated in an efficient and effective manner. The combination of the two companies will require, among other things, integration of the companies' respective product offerings, technologies, management information systems, and the coordination of their sales and marketing and research and development efforts. In addition, the integration of CPI and Zytec will require the dedication of management resources, which may temporarily divert attention from the day-to-day business of the combined company, the development or acquisition of new technologies, and the pursuit of other business acquisition opportunities. Failure to successfully integrate the combined Company's operations could have a material adverse effect on its business, results of operations and financial condition.

NON-REALIZATION OF BENEFICIAL SYNERGIES Management of both CPI and Zytec pursued the merger with the expectation that the merger will result in beneficial synergies, including cost reductions from purchasing efficiencies and improved market penetration. Achieving these anticipated synergies may be limited by a number of factors including, without limitation, problems and delays in the integration of CPI's and Zytec's operations and general and industry-specific economic factors. No assurance can be given that the benefits expected from such integration will be realized.

CUSTOMER RELATIONSHIPS There can be no assurance that the Company's customers will continue their current and/or historical buying patterns in light of the merger. Certain customers may defer purchasing decisions as they evaluate the combined company's future product strategy and consider the product offerings of competitors. If substantial numbers of customers determine to defer such purchases or purchase products from competitors, such deferrals and purchases could have a material adverse effect on the business, results of operations and financial condition of the Company. In addition, Zytec has historically depended upon a limited number of customers for a significant portion of its business. Decisions by a relatively small number of these customers to defer their purchasing decisions or to purchase products elsewhere could have a material adverse effect on the business, results of operations and financial condition of the Company.

MERGER RELATED OPERATING CHARGE The Company incurred $3.0 million in direct merger costs for the period ending January 2, 1998. In addition, as previously disclosed in the Company's Registration Statement on Form S-4, the Company expects to record a charge of approximately $8 million to $10 million during 1998 to eliminate duplicate facilities, functions and excess capacity. Although the Company expects that the elimination of duplicate expenses as well as other efficiencies related to the integration of the operations of the combining companies may offset additional expenses over time, there can be no assurance that such net benefits will be achieved.

RISKS RELATED TO NEW PRODUCTS The markets for the Company's products are characterized by rapidly changing technologies, increasing customer demands, evolving industry standards, frequent new product introductions and, in some cases, short product life cycles. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and cost, as well as the accurate anticipation of technological and market trends. There can be no assurance that the Company will successfully develop, introduce or manage the transition of new products. The failure of or the delay in anticipating technological advances or developing and marketing product enhancements or new products that respond to any significant technological change could have a material adverse effect on the business, operating results and financial condition of the Company.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS The Company has experienced recent quarterly growth in sales principally due to increased sales in the communications market, increased market acceptance of its products and the expansion of its product lines and sales channels. Due to the rapidly changing nature of the markets for its products, as well as the likelihood of increased competition, there can be no assurance that the Company's growth rate in sales and positive operating results will continue. If sales are below expectations in any given quarter, the adverse impact of any shortfall on the operating results of the Company may be magnified to the extent the Company is unable to adjust spending to compensate for the shortfall. Accordingly, there can be no assurance that the Company will be able to sustain profitability in the future, particularly on a quarter-to-quarter basis.

COMPETITION; INCREASED COMPETITION DUE TO INDUSTRY CONSOLIDATION The industries in which the Company competes are highly competitive and characterized by increasing customer demands for product performance, shorter manufacturing cycles and lower prices. These trends result in frequent introductions of new products with added capabilities and features and continuous improvements in the relative price/performance of the products. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could adversely affect the Company's results of operations and financial condition. The Company's principal competitors include Lucent Technologies, Delta Product and Astec (BSR) plc. Certain of the Company's major competitors have also been engaged in merger and acquisition transactions. Such consolidations by competitors are likely to create entities with increased market share, customer bases, technology and marketing expertise, sales force size, and/or proprietary technology. These developments may adversely affect the Company's ability to compete in such markets.

DEPENDENCE ON PERSONNEL The success of the Company will depend in part upon the efforts of its employees and the retention of key employees of the Company. Competition for qualified personnel in the power supply industry is very intense. The loss of services of any of the key employees could materially and adversely affect the combined company's business, financial condition and results of operations

RISKS RELATED TO GROSS MARGIN The Company's gross margin percentage is a function of the product mix sold in any period. Other factors such as unit volumes, heightened price competition, changes in channels of distribution, shortages in components due to timely supplies of parts from vendors or ability to obtain items at reasonable prices, and availability of skilled labor, also may continue to affect the cost of sales and the fluctuation in gross margin percentages in future periods.

RISKS RELATED TO BACKLOG The Company has attempted to reduce its product manufacturing lead times and its backlog of orders. To the extent that backlog is reduced during any particular period, it could result in more variability and less predictability in the Company's quarter-to-quarter sales and operating results. If manufacturing lead times are not reduced, the Company's customers may cancel, or not place, orders if shorter lead times are available from other manufacturers

RISKS RELATED TO INTELLECTUAL PROPERTY RIGHTS The Company currently relies upon a combination of patents, copyrights, trademarks and trade secret laws to establish and protect its proprietary rights in its products. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent, as do the laws of the United States. Although the Company continues to evaluate and implement protective measures, there can be no assurance that these efforts will be successful or that third parties will not assert intellectual property infringement claims against the Company.

RISKS RELATED TO ACQUISITIONS Acquisitions of complementary businesses and technologies, including technologies and products under development, have been an important part of the Company's business strategy. Acquisitions require significant financial and management resources both at the time of the transaction and during the process of integrating the newly acquired business into the Company's operations. The Company's operating results could be adversely affected if it is unable to successfully integrate such new companies into its operations. Future acquisitions by the Company could also result in issuances of equity securities or the rights associated with the equity securities, which could potentially dilute earnings per share. In addition, future acquisitions could result in the incurrence of additional debt, taxes, or contingent liabilities, and amortization expenses related to goodwill and other intangible assets. These factors could adversely affect the Company's future operating results and financial position.

DEPENDENCE ON SOLE SOURCE SUPPLIERS As a result of the custom nature of certain of the Company's manufactured products, components used in the manufacture of these products are currently obtained from a limited number of suppliers. Although there are a limited number of manufacturers of certain components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales that could adversely affect the Company's future operating results and financial position.

RISKS RELATED TO INTERNATIONAL SALES International sales have been, and are expected to continue to be, an increasingly important contributor to sales of the Company. International sales are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable and potentially adverse tax consequences. Other risks of international sales include changes in economic conditions in the international markets in which the products are sold, political and economic instability, fluctuations in currency exchange rates, import and export controls, and the burden and expense of complying with foreign laws. In addition, sales in developing nations may fluctuate to a greater extent than sales to customers in developed nations, as those markets are only beginning to adopt new technologies and establish purchasing practices. These risks may adversely affect the operating results and financial condition of the Company.

RISKS RELATED TO GOVERNMENT REGULATIONS AND PRODUCT CERTIFICATION The Company's operations are subject to laws, regulations, government policies and product certification requirements worldwide. Changes in such laws, regulations, policies or requirements could affect the demand for the Company's products or result in the need to modify products, which may involve substantial costs or delays in sales and could have an adverse effect on the Company's future operating results.

RISKS RELATED TO FOREIGN MANUFACTURING OPERATIONS The Company manufactures a significant amount of its products in foreign locations. Specifically, 30% of the Company's 1997 sales were from products manufactured in Hong Kong and China, 26% from products manufactured in Europe and the remaining 44% from domestic operations.

The supply and cost of these products can be adversely affected, among other reasons, by changes in foreign currency exchange rates, increased import duties, imposition of tariffs, imposition of import quotas, interruptions in sea or air transportation and political or economic changes. From time to time, the Company explores opportunities to diversify its sourcing and/or production of certain products to other low cost locations or with other third parties to reduce its dependence on production in any one location. In addition, the Company has taken necessary measures, including insuring against certain risks, to mitigate its exposure to potential political and economic changes in Hong Kong and China. In the event of confiscation, expropriation, nationalization, or governmental restrictions in the above mentioned foreign or other locations, earnings could be adversely affected from business disruption resulting in delays and/or increased costs in the production and delivery of products.

VOLATILITY OF STOCK PRICE The market price of the Company's common stock has been, and, may continue to be, relatively volatile. Factors such as new product announcements by the Company, its customers or its competitors, quarterly fluctuations in operating results, challenges associated with integration of businesses and general conditions in the markets in which the Company competes, such as a decline in industry growth rates, may have a significant impact on the market price of the Company's common stock. These conditions, as well as factors which generally affect the market for stocks of technology companies could cause the price of the Company's common stock to significantly fluctuate over relatively short periods.

In addition to the foregoing, the Company wishes to refer readers to the Company's other reports filed with the Securities and Exchange Commission, specifically the most recent reports on Form S-4, Form 10-K and Form 10-Q, for a further discussion of risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Computer Products, Inc. :

We have audited the accompanying consolidated statements of financial condition of Computer Products, Inc. (a Florida corporation) and subsidiaries as of January 2, 1998 and January 3, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the fiscal period ended January 2, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the statement of financial condition as of January 3, 1997 and the related statements of operations, shareholders' equity and cash flows for each of the two fiscal years in the fiscal year ended January 3, 1997 of Zytec Corporation, a company acquired on December 29, 1997 in a transaction accounted for under the pooling-of-interests method of accounting, as discussed in Note 5. Such statements are included in the consolidated financial statements of Computer Products, Inc. and reflect total assets of 35 % in 1996 and total sales of 52% and 49% in 1996 and 1995, respectively, of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for Zytec Corporation, is based solely upon the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Products, Inc. and subsidiaries as of January 2, 1998 and January 3, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the fiscal period ended January 2, 1998 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Fort Lauderdale, Florida,
    January 23, 1998.

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

JOSEPH M. O'DONNELL
Co-Chairman of the Board, President and Chief Executive Officer

RICHARD J. THOMPSON
Vice President, Finance and Chief Financial Officer