Form 10-K, Exhibit 13
period 1999-01-01
ARTESYN TECHNOLOGIES INC
filed 1999-03-26
CIK 23071

FIVE-YEAR FINANCIAL HISTORY
For the Years Ended on the Friday Nearest December 31
(Dollars in Thousands Except Per Share Data)

                                                                      1998         1997        1996        1995        1994
                                                                ----------- ------------ ----------- ----------- -----------
RESULTS OF OPERATIONS
Sales                                                             $532,392     $527,236    $435,731    $344,969    $264,334
Income from continuing operations                                   27,044       31,882      29,555      16,483       7,658
     Per share - basic                                                0.70         0.87        0.84        0.50        0.24
     Per share - diluted                                              0.67         0.80        0.78        0.49        0.23
Net income                                                          27,044       29,820      30,059      17,598       9,423
     Per share - basic                                                0.70         0.81        0.85        0.53        0.30
     Per share - diluted                                              0.67         0.75        0.79        0.52        0.28

FINANCIAL POSITION

Working capital                                                   $120,970     $115,822    $ 92,029    $ 66,449    $ 54,526
Property, plant & equipment, net                                    75,032       61,581      48,671      38,491      32,567
Total assets                                                       325,392      322,177     239,487     202,858     159,871
Long-term debt and capital lease obligations                        50,283       52,949      43,945      33,590      45,296
Total debt                                                          52,990       68,547      57,097      50,251      53,928
Shareholders' equity                                               181,088      162,676     117,006      82,889      57,071
Total capitalization                                               234,078      231,223     174,103     133,140     110,999

FINANCIAL STATISTICS

Selling, general and administrative expenses                      $ 54,548     $ 52,058    $ 42,232     $36,353     $35,485
   - as a % of sales                                                 10.2%         9.9%        9.7%       10.5%       13.4%
Research and development expenses                                   33,401       30,032      23,612      21,085      14,950
   - as a % of sales                                                  6.3%         5.7%        5.4%        6.1%        5.7%
Operating income                                                    41,981       52,443      41,077      26,776      15,865
   - as a % of sales                                                  7.9%         9.9%        9.4%        7.8%        6.0%
Total debt as a % of total capitalization                              23%          30%         33%         38%         49%
Debt to equity ratio                                                   29%          42%         49%         61%         94%
Interest coverage ratio                                              11.06        11.00        9.21        6.48        3.64

OTHER DATA

Capital expenditures                                               $26,795      $22,231      $9,387     $10,046      $7,300
Depreciation and amortization                                      $16,898      $13,561     $10,287      $7,606      $6,768
Common shares outstanding (000's)                                   37,882       38,381      36,042      34,607      31,581
Employees                                                            4,290        4,219       3,519       2,870       2,628
Temporary employees and contractors                                  2,326        2,663       1,670       1,923         874



Data for fiscal years 1994, 1995 and 1996 have been restated to reflect the merger of Computer Products, Inc. and Zytec Corporation effective December 29, 1997, which was accounted for as a pooling-of-interests.

Data for fiscal years 1994, 1995 and 1996 have been restated to give effect to the discontinued operations of RTP Corp. substantially all of the assets of which were sold on July 5, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS COMBINATIONS

Zytec -- On December 29, 1997, Computer Products, Inc. ("CPI") completed a merger with Zytec Corporation ("Zytec") whereby Zytec became a wholly-owned subsidiary of CPI. As a result of the merger, each share of Zytec's common stock, no par value, outstanding immediately prior to the merger was converted into 1.33 shares of CPI's common stock, $0.01 par value. The Zytec shares were exchanged for a total of approximately 14.1 million shares of CPI's common stock. The acquisition was accounted for as a pooling-of-interests; accordingly, consolidated financial statements presented herein for periods prior to the merger have been restated to include the combined results of operations, financial position and cash flows of Zytec as though it had always been a part of CPI. Hereafter, the merged entity will be collectively referred to as the Company.

The Company received shareholder approval at its annual shareholders' meeting held in May 1998 to legally change the Company's corporate name from Computer Products, Inc. to Artesyn Technologies, Inc. Since that date, the Company's common stock has been trading under The Nasdaq Stock MarketSM symbol ATSN.

The restatement of the consolidated financial information combines the financial information of CPI and Zytec giving retroactive effect to the merger as if the two companies had operated as a single company for all periods presented. However, the two companies actually operated independently prior to the merger, and the historical changes and trends in the financial condition and results of operations of these two companies resulted from independent activities. Nonetheless, the following management's discussion and analysis of financial condition and results of operations attempts to relate the activities which resulted in the changes in financial condition and results of operations of the combined company, taking into consideration that a trend or change in the historical results of the combined entity was caused by many events related to each individual company operating independently as competitors. The financial information presented on a historical restated basis is not necessarily indicative of the financial condition and results of operations that may have been achieved in the past or will be achieved in the future had the companies operated as a single entity for the periods presented. The following discussion of the consolidated operations and financial condition of the Company should be read in conjunction with the Company's consolidated financial statements and related notes thereto included elsewhere herein.

The Elba Group -- On July 22, 1997, pursuant to an Agreement on the Sale, Purchase and Transfer of Shares, the Company acquired all the outstanding capital stock of the following affiliated companies: Elba Electric GmbH, Elba Modul GmbH, Elba Elektronik AG, Elba Electronics Ltd., Elba-electric-produktion s.r.o., Elba Electronique S.A.R.L., and KRP Power Source B.V., collectively referred to as the Elba Group.

The Elba Group is engaged in the design, manufacture and marketing of a wide range of both AC/DC and DC/DC power conversion products in Europe. Elba's fastest growing product line is its medium power AC/DC converters (150-750 watts) sold to Original Equipment Manufacturer ("OEM") communications customers under the Elba and KRP Power Source labels. The Elba Group's customers include major multinational corporations such as Ericsson, Kodak, Krone AG and Siemens among others.

The purchase price of 52 million Deutsche marks (approximately $28.5 million) was paid in cash with proceeds from two seven-year term loans from First Union National Bank, London Branch. The loans bear interest at LIBOR plus .75%.

Effective December 11, 1998, the Company sold Elba-electric-produktion s.r.o. (its Czech Republic division) to a third party for 20,000 Deutsche marks and the repayment of the balance of an intercompany loan of approximately $400,000. In addition, the sales offices of the Elba Group located in Pfaffikon, Switzerland; Vaulx-Milieu, France; and Chesterfield, United Kingdom were closed during 1998. Costs related to such facilities closures were included in the restructuring charge described in Note 6 of the Notes to Consolidated Financial Statements.

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

RESULTS OF OPERATIONS

For 1998, income from continuing operations was $27.0 million, or $0.67 per diluted share, compared to $31.9 million, or $0.80 per diluted share, in 1997. Such amounts include $9.6 million restructuring and related inventory charges in 1998 and a $3.0 million merger-related charge in 1997.

1998 COMPARED TO 1997

Sales for 1998 improved modestly to $532.4 million compared to $527.2 million in 1997. Lower demand from OEM customers as a result of economic turmoil in Asia and South America, as well as widespread customer inventory reductions, hampered growth in the Company's primary market sectors: networking, telecommunications, computing and wireless infrastructure.

On January 1, 1999, the Company's order backlog was $98.3 million compared to $103.1 million on January 2, 1998. Despite an increase in orders during the fourth quarter of 1998 which supports management's belief that demand for product in the end use markets is gradually improving, the Company still has a cautious demand outlook for 1999.

Gross profit margin for 1998 was 25.8% compared to 26.1% in 1997 primarily due to the $2.4 million charge for the write-off of duplicate product lines between the merged companies related to the Company's 1998 restructuring plan further described below. In addition, material cost and plant rationalization savings following the merger were offset by new product direct start-up costs. Although the Company continues to focus on reducing manufacturing costs and improving overall processes, the Company does not anticipate that gross profit margins will vary significantly from the current level due to continuing competitive pricing pressures and changes in product mix.

Operating expenses increased to approximately 17.9% of sales in 1998 from the 16.1% reported in 1997. Operating expenses for 1998 include a $7.2 million non-recurring charge related to the Company's 1998 restructuring plan. Excluding the restructuring charge, operating expenses were 16.5% of sales in 1998.

Operating income decreased to 7.9% of sales from 9.9% in 1997, as a result of lower gross profit margins, increased operating expenses, and restructuring and related inventory charges.

Selling, general and administrative expenses were $54.5 million in 1998 compared to $52.1 million in 1997 reflecting the inclusion of a full year of operations for Elba, which was acquired mid-year 1997, and various integration activities following the merger. Certain of these additional costs were incurred to begin implementation of a new company-wide Enterprise Resource Planning ("ERP") information system and to familiarize the Company's employees, customers, suppliers and investors with the resources of the new combined company, Artesyn Technologies. The Company has been taking aggressive steps to curb operating expenses and to eliminate excess manufacturing resources wherever prudent. However, the Company expects to incur the following additional expenses in 1999: higher new product start-up costs, expenses associated with Year 2000 readiness and compliance, and costs related to the implementation of the ERP system.

Research and development expenses totaled $33.4 million, or 6.3% of sales, in 1998 compared to $30.0 million, or 5.7% of sales, in 1997 reflecting the Company's continued investment in new product development for its global communications customers. The Company believes that the timely introduction of new technology and products is an important component of its competitive strategy and anticipates future research and development spending will continue at or near the same spending levels as a percentage of sales.

RESTRUCTURING CHARGE -- During the first quarter of 1998, the Company recorded a $9.6 million pre-tax charge in connection with the Company's restructuring plan following its merger with Zytec. This amount is allocated in the accompanying Consolidated Statements of Operations as follows: $7.2 million to Restructuring Charge, as further described below, and $2.4 million to Cost of Sales, which relates principally to inventory write-offs of duplicate product development programs which were underway at CPI and Zytec prior to the merger. The restructuring charge relates primarily to the elimination of duplicate facilities in an effort to reduce costs pursuant to the Company's integration plan. Specific restructuring actions included the closure of certain domestic and foreign manufacturing and other facilities through the consolidation of manufacturing operations with corresponding personnel reductions, the realignment of the Company's workforce to eliminate duplicate functions particularly in administrative areas, and other related cost-savings actions.

The following table includes the components of the restructuring charge and related charge for inventory write-offs, the current year payments and other activities, and the remaining restructuring reserve balance of approximately $2.8 million which is included in accrued liabilities as of January 1, 1999 ($000s):

                                           Employee
                                          Termination         Asset         Facility       Product Line
                                            Benefits       Write-offs       Closures      Rationalization
                                         -------------     ------------    ----------     --------------
Restructuring provision /write-offs           $3,956           $1,231        $2,002              $2,411
Cash payments                                 (2,806)               -          (357)                  -
Non-cash activities                                -           (1,231)            -              (2,411)
                                         -------------     ------------    ----------     --------------
Reserve balance at January 1, 1999            $1,150       $        -        $1,645          $        -
                                         =============     ============    ==========     ==============

Employee  termination  benefits  primarily  represent  severance  pay and  other benefits associated with the elimination of approximately 360 positions worldwide, with more than 70% of the eliminated positions coming from the rationalization of certain duplicate manufacturing locations and sales offices in Europe and the remaining 30% relating to duplicate management and administrative personnel. In the latter part of 1998, the Company's revised its initial estimate of positions to be eliminated from 400 to 360. The revised estimated charges for employee termination benefits approximate the initial estimate. As of January 1, 1999, approximately 300 of the anticipated 360 positions had been eliminated worldwide.

The provision for the facility closures includes leasehold termination payments, service contracts obligations, and other exit costs associated with facilities closures discussed above.

As a result of such facilities closures, the Company evaluated whether related fixed assets (including duplicate management information systems and unusable manufacturing and testing equipment) had become impaired. The Company used an estimate of the related undiscounted cash flows over the remaining life of such machinery and equipment in measuring their recoverability and determined that such assets were permanently impaired. As a result, these fixed assets were written down to their net realizable value.

Total expected cash expenditures related to the restructuring charge are estimated to be approximately $6.0 million. With the exception of certain lease-related cash requirements, the remaining anticipated cash payments of approximately $2.8 million are expected to be paid during the first half of 1999.

Provision for income taxes decreased to 33.0% of pretax income in 1998 from 35.5% in 1997. The effective tax rate was lower in 1998 primarily due to lower state income taxes following the merger. For additional information regarding income taxes, refer to pages 35 through 36 of the Notes to Consolidated Financial Statements.

ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS

In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statements of Shareholders' Equity and Comprehensive Income. Prior years have been reclassified to conform to the SFAS 130 requirements.

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which was adopted by the Company in 1998. SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. Prior years have been reclassified to conform to the SFAS 131 requirements.

In March 1998, the Accounting Standards Executive Committee released Statement of Position 98-1, (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires companies to capitalize certain costs of computer software developed or obtained for internal use, provided that those costs are not research and development. In 1998, the Company adopted the guidelines established by SOP 98-1 in accounting for the costs of computer software developed or obtained for internal use in connection with its implementation of the ERP system.

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

Operating expenses increased to approximately 16.1% of sales in 1997 from the 15.1% reported in the prior year. In connection with the merger, in the fourth quarter of 1997, the Company recorded a charge to operating expenses of $3.0 million for direct merger transaction costs consisting primarily of fees for investment bankers, attorneys, accountants, financial printing and other related charges. Operating income rose to 9.9% of sales from 9.4% in 1996, as a result of higher gross profit partially offset by the increase in operating expenses.

Selling, general and administrative expenses in 1997 increased to 9.9% of sales versus 9.7% in 1996. Sales and marketing expenses increased $5.4 million or 24% due to increased commission expense resulting from higher sales levels, additional marketing programs to support the launch of new products, entry into new markets worldwide and expansion of distribution channels. General and administrative ("G&A") expenses increased $4.4 million, or 22%, as a result of the Company's business development activities and the inclusion of the Elba Group acquired in July 1997. As a percentage of sales, G&A expenses increased to 4.6% from 4.5% in 1996.

Research and development (R&D) expenses in 1997 increased $6.4 million or 27.2% from 1996. As a percentage of sales, R&D expenses were 5.7% in 1997 versus 5.4% in 1996. The higher expense level was primarily attributable to the cost of developing new products consistent with the Company's ongoing commitment to develop and produce high-quality, innovative products targeted to the communications industry.

Provision for income taxes increased to 35.5% of pretax income in 1997 from 21.4% in 1996. The effective tax rate was lower in 1996 primarily due to the recognition of an income tax benefit related to the net operating loss carryforwards in the Company's Austrian operations.

DISCONTINUED OPERATIONS--On April 17, 1997, the Company announced its intention to sell its Industrial Automation division, RTP Corp. ("RTP"), pursuant to a plan of disposal approved by the Company's Board of Directors. Accordingly, the Company classified RTP as a discontinued operation and recorded an after-tax non-recurring charge of $2.1 million, or $0.05 per share, against 1997 earnings. Effective July 5, 1997, the Company sold substantially all of the assets of RTP Corp. to RT Acquisition Florida Corp. Proceeds from the sale included $2.0 million cash, a subordinated unsecured one-year note in the aggregate principal amount of approximately $2.2 million bearing interest at the prime rate, and the assumption of certain of RTP's liabilities.

LIQUIDITY AND CAPITAL RESOURCES

As of January 1, 1999, the Company's cash balance decreased to $41.5 million from $55.4 million at January 2, 1998 primarily due to $19.4 million spent for repurchases of the Company's common stock, $19.0 million for principal debt repayments and $26.8 million for capital expenditures in 1998. These activities were funded primarily with cash on hand, cash from operations and $4.6 million proceeds from exercises of stock options.

Cash provided by operations increased to $44.1 million in 1998 versus $38.8 million in 1997 and $30.2 million in 1996. The increase in 1998 was primarily due to income from operations, excluding the $7.2 million pre-tax restructuring charge, and smaller increases in accounts receivable and inventories. The increase in 1997 is mainly the result of a decrease in prepaid expenses and an increase in accounts payable and accrued liabilities partially offset by increases in accounts receivable and inventory.

Accounts receivable increased to $88.8 million at January 1, 1999 from $84.4 million at January 2, 1998 partially due to higher sales volume but also due to a change in payment terms extended to certain OEMs from 35 to 45 days. Days sales outstanding in receivables increased to 55 days for 1998 compared to 51 in 1997. The increase in inventory levels was primarily attributable to production planning to meet manufacturing lead times, expansion of inventory depots to better service customers, and anticipated demand for new product introductions.

Capital expenditures for fiscal year 1998 totaled $26.8 million primarily for the continued maintenance of facilities and equipment in support of the Company's current operating activities with an additional $7.7 million related to the implementation of the new enterprise-wide ERP system. Such capital expenditures were financed with cash generated from operations. The Company's current commitment to implement the ERP system is approximately $25 million to be incurred over a three-year period of which approximately $22 million is expected to be capitalized and amortized and approximately $3 million is expected to be expensed as incurred.

Accounts payable increased $5.2 million, or 14%, from January 2, 1998 due to increases in capital expenditures including the implementation of the ERP system, operating expenses, and material purchases to support the Company's growth in sales.

On July 22, 1998, the Company's Board of Directors authorized a share repurchase program to purchase up to 4.0 million shares of the Company's common stock in the open market or in privately-negotiated transactions, depending on market conditions and other factors. As of January 1, 1999, the Company repurchased and retired 1,211,500 shares of its common stock for a total of approximately $19.4 million in cash.

The Company used $24.6 million, $44.7 million and $20.9 million in investing activities in fiscal years 1998, 1997 and 1996, respectively. The use of cash in fiscal 1998 reflects capital expenditures of $26.8 million partially offset by $2.2 million proceeds from the sale of substantially all of the assets of RTP Corp. The use of cash in fiscal 1997 was due mainly to the acquisition of the Elba Group for $26.2 million (net of cash acquired) and increased purchases of property, plant and equipment in line with the continued upgrading of the Company's overseas manufacturing facilities. The major investing activities for fiscal 1996 were capital additions to support business operations and the acquisition of Jeta for $9.6 million (net of cash acquired).

Cash used in financing activities in fiscal 1998 of $33.7 million reflects: (1) long-term debt principal repayments including $4.4 million on the Company's seven-year term loan, $3.2 million on its 6.9% mortgage note, approximately $7.6 million on the Company's Austrian subsidiary's revolving loans and notes payable, and $3.5 million in capital lease principal payments and (2) repurchase and retirement of 1,211,500 shares of the Company's common stock for $19.4 million, partially offset by $4.6 million in proceeds from stock option exercises.

Cash provided by financing activities in fiscal 1997 of $27.1 million reflected borrowings under the 52 million Deutsche mark term loans, net of debt issuance costs, and $5.5 million proceeds from exercises of stock options partially offset by $14.2 million long-term debt and capital lease principal repayments including $3.7 million on the Company's seven-year term loan. Financing activities used $1.5 million in fiscal 1996 for the repurchase of the Company's common stock and for the repayment of long-term debt partially offset by proceeds from issuance of debt and exercises of options.

Effective December 31, 1998, the Company entered into a credit agreement with a syndicate of banks which provides a new three-year, multi-currency $200 million credit facility. The new revolving facility, which expires on December 31, 2001, replaces the Company's previous $20 million credit line. The agreement provides for various interest rate options on the facility based on London Interbank Offering Rates plus .625% and includes a fee of .20% on the unused balance, both payable quarterly. The agreement contains certain restrictive covenants that, among other things, require the Company to maintain certain financial ratios and limit the purchase, transfer or distribution of the Company's assets. The funds are to be used for the repayment of the Company's existing $46.4 million term loans and for other general corporate purposes. As of January 1, 1999, the Company had made no borrowings under the revolving credit facility and was in compliance with the agreement's covenants. On January 8, 1999, the existing term loans were repaid from borrowings under the new revolving credit facility. Any amounts outstanding under the revolver are due on December 31, 2001.

Based on current plans and business conditions, the Company believes that its cash and equivalents, its available credit line, cash generated from operations, and other financing activities are expected to be adequate to meet capital expenditures, working capital requirements, debt and capital lease obligations and operating lease commitments through 1999.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of interest rate changes and foreign currency fluctuations. In the normal course of business, the Company employs established policies and procedures to manage its exposure to changes in interest rates and fluctuations in the value of foreign currencies using a variety of financial instruments.

The Company utilizes derivative financial instruments to reduce financial market risks. The Company manages its interest rate risk on its variable rate debt instruments through use of interest rate swaps pursuant to which the Company exchanges its floating rate interest obligations for fixed rates. The fixing of the interest rates offsets the Company's exposure to the uncertainty of floating interest rates during the term of the loans.

The Company has significant assets and operations in Europe and Asia and, as a result, its financial performance could be affected by significant fluctuations in foreign exchange rates. To mitigate potential adverse trends, the Company's operating strategy takes into account changes in exchange rates over time. Accordingly, the Company enters into various forward contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets, liabilities, commitments and anticipated foreign currency revenues. The principal currencies hedged are the Japanese yen, the Deutsche mark, and the Irish punt. For additional information, refer to Note 17 of the Notes to Consolidated Financial Statements.

It is the Company's policy to enter into foreign currency and interest rate transactions only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into foreign currency or interest rate transactions for speculative purposes.

Given the current economic situation in Asia, there is a risk that the current pegging of the Hong Kong dollar to the US dollar will be removed. The Company's management has assessed the potential exposure in the event the peg is removed/changed and if there was a devaluation in the Hong Kong dollar. Since the Company's sales are in US dollars and purchases are either in US dollars or Hong Kong dollars, the potential effect would be to the carrying value of the Hong Kong building which currently approximates $6.7 million.

RECENT ACCOUNTING PRONOUNCEMENT

In June  1998,  the  FASB  issued  SFAS  No.  133,  "Accounting  for  Derivative
Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities, which the Company is required to adopt effective January 1, 2000. SFAS 133 will require the Company to record all derivatives as either assets or liabilities in the Consolidated Statement of Financial Position and measure those instruments at fair value. The accounting for changes in the fair value depends on the intended use of the derivative and the resulting designation. The impact of SFAS 133 on the Company's financial statements will depend on a variety of factors, including future interpretative guidance from the FASB, the future level of forecasted and actual foreign currency transactions, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. However, given the Company's current use of derivatives and hedging activities, the Company does not believe the effect of adopting SFAS 133 will be material to its consolidated financial statements.

YEAR 2000 INITIATIVES AND EFFECTS

The Company has formed an internal Year 2000 compliance team and developed a compliance plan to evaluate its internal facilities, engineering and manufacturing processes, and business information systems with respect to Year 2000 readiness and compliance. Included in this evaluation are the Company's products and systems and potential impact of the Company's significant suppliers and customers. The Company is in the process of communicating with its significant suppliers and large customers to determine the extent to which the Company might be vulnerable to those third parties' failures to remedy their Year 2000 issues. The Company does not believe that it has material exposure related to the Year 2000 issue for the products it has sold.

There are five phases that describe the Company's process in becoming Year 2000 compliant. Phase 1, the awareness phase, encompasses developing a budget and project plan. Phase 2, the assessment phase, identifies mission-critical systems to check for compliance. Phase 3, the remediation phase, includes the actual corrective activities for non-compliant systems and processes. The Company is currently involved in some phase 3 remediation activities while completing the final assessment of internal applications and infrastructure. The initial inventory is complete with final assessments of Year 2000 issues scheduled for completion by the end of the first quarter in 1999. The remaining two phases, validation and implementation, are expected to start at the beginning of the second quarter of 1999 and be completed later in 1999.

The Company's current primary business information systems, in both the United States and its foreign locations, are known to be non-compliant. Upgrades for the Company's Asia-Pacific locations are complete. European locations are scheduled for upgrade in the first quarter of 1999. In addition, the Company is proceeding with a phased installation of a new Year 2000 compliant ERP system to replace its existing legacy application systems. The Company's goal is to complete the ERP implementation within all North American Artesyn facilities by mid-1999. In case of unexpected delays in the implementation of the ERP systems in North America, the Company's contingency plan will include the upgrade of its current business information systems to be Year 2000 compliant. The Company believes that it will have sufficient time to upgrade these systems in case of such a delay. The cost to upgrade these systems is not expected to be material. The implementation of the ERP system for the Company's European and Asia-Pacific locations is scheduled for completion by mid-year 2000. The implementation and installation of the new ERP system was a planned system change following the merger with Zytec to integrate the merged companies, and such implementation is not deemed undertaken solely for the Company to become Year 2000 compliant.

The Company has not completed its assessment of the total costs to address and remedy Year 2000 issues. The Company anticipates that it will complete a detailed breakdown of estimated costs shortly after completion of the Company's risk assessment. These costs will include time and effort of internal staff and consultants for renovation, validation and implementation, and computer and embedded technology systems enhancements and/or replacements. The total costs, excluding the implementation of the ERP systems, for achieving Year 2000 compliance is currently estimated at $3.5 million, of which approximately $700,000 has been incurred in 1998. Of the total estimated amount, approximately $2.5 million is expected to be capitalized and approximately $1.0 million is expected to be expensed as incurred. The total estimated cost to implement the new ERP systems is approximately $25 million to be incurred over a three-year period of which approximately $22 million is expected to be capitalized and amortized and approximately $3 million is expected to be expensed as incurred. ERP system costs incurred in 1998 totaled approximately $7.9 million, of which $7.7 million was capitalized and $200,000 was expensed. The Company expects these expenditures to be financed through operating cash flows or borrowings, as applicable.

The Company believes that its Year 2000 plan is sufficient and that the Year 2000 issue will not pose significant operational problems. However, the Company has identified the following potential Year 2000 risks at this time: 1) suppliers and/or customers may not be Year 2000 compliant; 2) ERP installation may not be completed on time; and 3) new systems/upgrades have incomplete or inadequate testing. The risk posed by suppliers to the Company is an interruption of material flow, which would impact shipments and resultant revenue. The risk posed by customers is a cancellation or delay in orders of products by customers who are not Year 2000 ready or whose costs to remedy Year 2000 issues are so significant that they cancel or delay orders. The risk of ERP installation not being complete is mitigated by the Company's anticipated ability to be able to upgrade current business information systems with Year 2000 upgrades, as applicable, for an amount not deemed by the Company to be material. In addition, Year 2000 issues would have a significant impact on the Company's operations and its financial results if: modifications cannot be completed on a timely basis; unforeseen needs or problems arise; or if systems operated by third parties are not Year 2000 compliant.

A "worse case scenario" Year 2000 contingency plan is scheduled to be completed by the beginning of the second quarter of 1999. The contingency plan will address plans to minimize any potential impact on Company operations in the case of unplanned Year 2000 related failures. The plan will include the upgrade of current information systems to Year 2000 compliant versions as well as management of materials and inventory to cover potential supplier-missed shipments.

The Company has not been required to, and does not anticipate, deferring any projects as a result of its Year 2000 preparation.

The estimates and conclusions set forth herein regarding Year 2000 compliance contain forward-looking statements and are based on management's estimates of future events and information provided by third parties. There can be no assurance that such estimates and information will prove to be accurate. Risks to completing the Year 2000 project include the availability of resources, the Company's ability to discover and correct potential Year 2000 problems and the ability of suppliers, customers and other third parties to bring their systems into Year 2000 compliance.

CONVERSION TO THE EURO CURRENCY

On January 1, 1999, certain member countries of the European Union are scheduled to establish fixed conversion rates between their existing currencies and the European Union's common currency ("Euro"). The Company conducts business in member countries. The transition period for the introduction of the Euro will be between January 1, 1999 and June 30, 2002. The Company is addressing the issues involved with the introduction of the Euro. The more important issues facing the Company include: converting information technology systems; reassessing currency risk; negotiating and amending licensing agreements and contracts; and processing tax and accounting records.

The company does not presently expect that introduction and use of the Euro will materially affect the Company's foreign exchange and hedging activities or the Company's use of derivative instruments. Management does not expect that the introduction of the Euro will result in any material increase in costs to the Company. All costs associated with the introduction of the Euro will be expensed to operations as incurred. While the Company will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro currency will have a material adverse impact on the Company's financial condition or overall trends in results of operations.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands Except Per Share Data)

                                                                      1998          1997        1996
                                                                   -----------    ---------   ----------
Sales                                                               $532,392      $527,236    $435,731
Cost of Sales                                                        395,273       389,703     328,810
                                                                   -----------    ---------   ----------
Gross Profit                                                         137,119       137,533     106,921
                                                                   -----------    ---------   ----------
Expenses
  Selling, general and administrative                                 54,548        52,058      42,232
  Research and development                                            33,401        30,032      23,612
  Restructuring charge                                                 7,189             -           -
  Merger-related charges                                                   -         3,000           -
                                                                   -----------    ---------   ----------
                                                                      95,138        85,090      65,844
                                                                   -----------    ---------   ----------
Operating Income                                                      41,981        52,443      41,077
                                                                   -----------    ---------   ----------
Other Income (Expense)
  Interest expense                                                    (4,013)       (4,945)     (4,576)
  Interest income                                                      2,396         1,943       1,087
                                                                   -----------    ---------   ----------
                                                                      (1,617)       (3,002)     (3,489)
                                                                   -----------    ---------   ----------
Income from Continuing Operations before Income Taxes                 40,364        49,441      37,588
Provision for Income Taxes                                            13,320        17,559       8,033
                                                                   -----------    ---------   ----------
Income from Continuing Operations                                     27,044        31,882      29,555
Discontinued Operations
  Profit  (loss) from  operations,  net of income taxes
     of $(222) and $177, respectively                                      -          (333)        504
  Loss on disposal of RTP (including provision of $1,000 for operating losses during phase-out period),
    net of tax benefit of $1,152                                           -        (1,729)          -
                                                                   -----------    ---------   ----------

Net Income                                                         $   27,044     $ 29,820    $ 30,059
                                                                   ===========    =========   ==========
Earnings per Share
Basic
 Income from Continuing Operations                                 $     0.70      $  0.87    $   0.84

  Discontinued Operations                                                  -         (0.06)       0.01
                                                                   -----------    ---------   ----------
  Net Income                                                       $     0.70      $  0.81    $   0.85
                                                                   ===========    =========   ==========

Diluted

  Income from Continuing Operations                                 $    0.67     $    0.80   $   0.78
  Discontinued Operations                                                   -         (0.05)      0.01
                                                                   -----------    ---------   ----------
    Net Income                                                      $    0.67     $    0.75   $   0.79
                                                                   ===========    =========   ==========
Common and Common Equivalent Shares Outstanding
  Basic                                                                38,369        36,650     35,375
  Diluted                                                              40,635        40,654     37,870

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
As of the Friday Nearest December 31
(Amounts in Thousands Except Share Data)

                                                                               1998              1997
                                                                         -------------     -------------
ASSETS
Current Assets
   Cash and equivalents                                                     $  41,525         $  55,392
   Accounts receivable, net of allowance for doubtful accounts of
     $1,875 at January 1, 1999 and $1,736 at January 2, 1998                   88,828            84,479
   Inventories                                                                 62,460            59,663
   Prepaid expenses and other                                                   4,832             8,522
   Deferred income taxes, net                                                   7,685             5,293
                                                                          -------------     -------------
     Total current assets                                                     205,330           213,349
                                                                          -------------     -------------
Property, Plant & Equipment, Net                                               75,032            61,581
                                                                          -------------     -------------
Other Assets
   Goodwill, net                                                               40,039            40,704
   Deferred income taxes, net                                                   2,682             4,509
   Other assets, net                                                            2,309             2,034
                                                                          -------------     -------------
     Total other assets                                                        45,030            47,247
                                                                          -------------     -------------
                                                                             $325,392          $322,177
                                                                          =============     =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Current maturities of long-term debt and capital leases                 $    2,707         $  15,598
   Accounts payable and accrued liabilities                                    81,653            81,929
                                                                          -------------     -------------
     Total current liabilities                                                 84,360            97,527
                                                                          -------------     -------------
Long-Term Liabilities
   Long-term debt and capital leases                                           50,283            52,949
   Other long-term liabilities                                                  4,974             5,785
   Deferred tax liabilities                                                     4,687             3,240
                                                                          -------------     -------------
     Total long-term liabilities                                               59,944            61,974
                                                                          -------------     -------------
     Total liabilities                                                        144,304           159,501
                                                                          -------------     -------------

Commitments and Contingencies (see Notes 8, 10 and 13)

Shareholders' Equity
   Preferred stock, par value $0.01; 1,000,000 shares authorized;
      none issued or outstanding                                                    -                 -
   Common stock, par value $0.01; 80,000,000 shares authorized;
     37,882,248 shares issued and outstanding at January 1, 1999
     (38,380,964 at January 2, 1998)                                              379               384
   Additional paid-in capital                                                  85,018            78,056
   Retained earnings                                                           99,128            88,769
   Foreign currency translation adjustment                                     (3,437)           (4,533)
                                                                          -------------     ------------
     Total shareholders' equity                                               181,088           162,676
                                                                          -------------     -------------
                                                                             $325,392          $322,177
                                                                          =============     =============

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED  STATEMENTS OF CASH FLOWS
For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands)

                                                                                   1998               1997            1996
                                                                                ------------       -----------     -----------
OPERATING ACTIVITIES
   Net income                                                                      $27,044            $29,820          $30,059
   Adjustments to reconcile net income to net cash
    provided by operating activities:

     Depreciation and amortization                                                  16,898             13,561           10,287
     Deferred income taxes                                                           1,042             (3,395)          (2,088)
     Provision for inventory writedown                                               6,407              4,963            1,988
     Provision for restructuring charge                                              7,189                  -                -
     Other non-cash charges                                                            720              2,473             (383)
   Changes in operating assets and liabilities:
     Increase in accounts receivable                                                (1,032)           (22,264)          (8,730)
     (Increase) decrease in inventories                                             (6,466)           (14,489)           2,860
     (Increase) decrease in prepaid expenses and other                                  (1)             8,683               24
     Increase (decrease) in accounts payable and accrued liabilities                (7,659)            18,037           (2,617)
   Net cash provided by (used in) discontinued operations                                -              1,423           (1,220)
                                                                                -----------        -----------     -----------
Net Cash Provided by Operating Activities                                           44,142             38,812           30,180
                                                                                ------------       -----------     -----------
INVESTING ACTIVITIES
   Purchases of property, plant & equipment                                        (26,795)           (22,231)          (9,387)
   Proceeds from sale of property, plant & equipment                                    54              1,656                -
   Purchase of the Elba Group, net of cash acquired                                      -            (26,186)               -
   Purchase of Jeta Power Systems, Inc., net of cash acquired                            -                  -           (9,577)
   Purchase of Zytec Hungary Elektronikai Kft.                                           -                  -             (830)
   Proceeds from sale of RTP Corp.                                                   2,150              2,000                -
   (Increase) decrease in other assets                                                   -                 96             (206)
   Investing activities of discontinued operations                                       -                (32)            (897)
                                                                                ------------       -----------     -----------
Net Cash Used in Investing Activities                                              (24,591)           (44,697)         (20,897)
                                                                                ------------       -----------     -----------
FINANCING ACTIVITIES
   Proceeds from issuances of long-term debt                                             -             35,796           20,086
   Principal payments on debt and capital leases                                   (18,968)           (14,163)         (14,899)
   Proceeds from revolving credit loans                                                  -             14,726          144,806
   Payments on revolving credit loans                                                    -            (14,726)        (152,104)
   Decrease in bank overdrafts                                                           -                  -           (1,220)
   Proceeds from exercises of stock options                                          4,640              5,511            3,888
   Repurchases of common stock                                                     (19,379)                 -           (2,032)
                                                                                ------------       -----------     -----------
Net Cash Provided by (Used in) Financing Activities                                (33,707)            27,144           (1,475)
                                                                                ------------       -----------     -----------
Effect of Exchange Rate Changes on Cash and Equivalents                                289               (543)             216
                                                                                ------------       -----------     -----------
Increase (Decrease) in Cash and Equivalents                                        (13,867)            20,716            8,024
Cash and Equivalents, Beginning of Year                                             55,392             34,676           26,652
                                                                                ------------       -----------     -----------
Cash and Equivalents, End of Year                                                  $41,525            $55,392          $34,676
                                                                                ============       ===========     ===========
Supplemental Cash Flow Disclosures
   Cash paid during the year for:
   Interest                                                                        $ 3,511            $ 4,754          $ 4,627
   Income taxes                                                                     12,442              9,213            5,139

   Noncash investing and financing activities:
   Fair value of assets acquired in connection with purchase acquisitions                -             35,000           14,055
   Liabilities assumed in connection with purchase acquisitions                          -              6,600            1,916
   Goodwill reduction from utilization of loss carryforwards                             -                  -              606
   Common stock issued from conversion of note (including debt
     issuance costs written off)                                                         -             11,386                -
   Tax benefit from exercises of stock options                                       5,011              3,163            1,934
   Equipment acquired through issuance of debt                                           -                736            1,423
   Property and equipment acquired through capital lease obligations                 1,222              1,505            7,372
   Note receivable from sale of RTP Corp.                                                -              2,150                -



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME For the Years Ended on the Friday Nearest December 31
(Amounts in Thousands)

                                                                                           Foreign
                                                                Additional                 Currency
                                            Common Stock         Paid-in      Retained   Translation  Comprehensive
                                         Shares      Amount      Capital      Earnings    Adjustment      Income
                                         --------    -------    ----------    ---------   ----------   -----------


Balance, December 29, 1995               28,830         $288       $52,375     $30,571      $  (345)
  Additional shares issued in
   two-for-one stock split                5,982           60           (60)          -            -
  Issuance of common stock                    8            -           100           -            -
  Issuance of common  stock under stock
   option and employee purchase plans     1,419           14         3,874           -            -
  Tax benefit  from  exercises of stock
   options                                    -            -         1,934           -            -
  Repurchases and retirement of
   common stock                            (197)          (2)         (349)     (1,681)           -
  Net income                                  -            -             -      30,059            -      $30,059
  Other comprehensive income - foreign
   currency translation adjustment, net
   of tax of $46                              -            -             -           -          168          168
                                                                                                       -----------
  Comprehensive income                                                                                   $30,227
                                         --------    -------    ----------    ---------   ----------   ===========
Balance, January 3, 1997                 36,042          360        57,874      58,949         (177)
  Issuance of common stock                   21            -           146           -            -
  Issuance of common  stock under stock
   option and employee purchase plans     1,151           12         5,499           -            -
  Tax benefit  from  exercises of stock
   options                                    -            -         3,163           -            -
  Conversion of convertible subordinated
   note (including debt issuance costs
   written off)                           1,167           12        11,374           -            -
  Net income                                  -            -             -      29,820            -     $29,820
  Other comprehensive income - foreign
   currency translation adjustment, net
   of tax of $2,397                           -            -             -           -      (4,356)      (4,356)
                                                                                                      -----------
  Comprehensive income                                                                                  $25,464
                                         --------    -------    ----------    ---------   ----------  ===========
Balance, January 2, 1998                 38,381          384        78,056      88,769      (4,533)
  Issuance of common  stock under stock
   option and employee purchase plans       713            7         4,633           -           -
  Tax benefit  from  exercises of stock
   options                                    -            -         5,011           -           -
  Repurchases and retirement of
    common stock                         (1,212)         (12)       (2,682)    (16,685)          -
  Net income                                  -            -             -      27,044           -      $27,044
  Other comprehensive income - foreign
    currency  translation  adjustment,
    net of tax of $539                        -            -             -           -       1,096        1,096
                                                                                                       -----------
  Comprehensive income                                                                                  $28,140
                                         --------    -------    ----------    ---------   ----------   ===========
Balance, January 1, 1999                 37,882         $379       $85,018     $99,128     $(3,437)
                                         ========    =======    ==========    =========   ==========



The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The consolidated financial statements include the accounts of Artesyn Technologies, Inc. (formerly named Computer Products, Inc.) and its subsidiaries (collectively referred to as the "Company"). Intercompany accounts and transactions have been eliminated in consolidation. On December 29, 1997, Computer Products, Inc. completed a merger with Zytec Corporation ("Zytec") whereby Zytec became a wholly-owned subsidiary of Computer Products (the "merger"). The consolidated financial statements for all periods presented prior to the merger have been restated as if the Company operated as one entity since inception. The merger has been accounted for as a pooling-of-interests as discussed in Note 5.

The Company received shareholder approval at its annual shareholders' meeting held in May 1998 to legally change the Company's corporate name from Computer Products, Inc. to Artesyn Technologies, Inc. Since that date, the Company began trading under The Nasdaq Stock MarketSM symbol ATSN.

FISCAL YEAR The Company's fiscal year ends on the Friday nearest December 31, which results in a 52- or 53-week year. The fiscal years ended January 1, 1999, January 2, 1998 and January, 3, 1997 comprise 52, 52 and 53 weeks, respectively.

CASH AND EQUIVALENTS Only highly liquid investments with original maturities of 90 days or less are classified as cash and equivalents. These investments are carried at cost, which approximates market value.

INVENTORIES Inventories are stated at the lower of cost, on a first-in, first-out basis, or market.

PROPERTY, PLANT & EQUIPMENT Property, plant and equipment is stated at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets ranging from three to 30 years or the lease terms, if shorter. Leasehold improvements are recorded at cost and are amortized using the straight-line method over the remaining lease term or the economic useful life, whichever is shorter. Major renewals and improvements are capitalized, while maintenance, repairs and minor renewals not expected to extend the life of an asset beyond its normal useful life are expensed as incurred. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of its property, plant and equipment or whether the remaining balance of property, plant and equipment should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the property, plant and equipment in measuring their recoverability.

GOODWILL The excess of purchase price over net assets of companies acquired (goodwill), which are accounted for under the purchase method, is capitalized and amortized on a straight-line basis over periods ranging from 20 to 40 years. Related accumulated amortization was $9,701,000 and $7,322,000 at January 1, 1999 and January 2, 1998, respectively. Amortization expense was $2,257,000, $1,550,000 and $837,000 in fiscal years 1998, 1997 and 1996, respectively. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of goodwill or whether the remaining balance of goodwill should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the goodwill in measuring its recoverability.

FOREIGN CURRENCY TRANSLATION The functional currency of the Company's European subsidiaries is each foreign subsidiary's local currency. Assets and liabilities are translated from their functional currency into US dollars using exchange rates in effect at the balance sheet date. Income and expense items are translated using average exchange rates for the period. The effect of exchange rate fluctuations on translating foreign currency assets and liabilities into US dollars is included in shareholders' equity. Foreign exchange transaction gains and losses are included in the results of operations. The functional currency of the Company's Asian subsidiaries is the US dollar, as their transactions are substantially denominated in US dollars. Financial exposure may result from the timing of transactions and the movement of exchange rates.

REVENUE RECOGNITION The Company recognizes revenue as products are shipped and title is passed to the customer or as services are rendered by the Company.

PRODUCT WARRANTY The Company records estimated product warranty costs in the period in which the related sales are recognized.

INCOME TAXES Income taxes reflect the current and deferred tax consequences of events that have been recognized in the Company's financial statements or tax returns. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income.

EARNINGS PER SHARE Basic earnings per share ("EPS") is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share includes the potential impact of convertible securities and dilutive common stock equivalents using the treasury stock method of accounting. The reconciliation of the numerator and denominator of the EPS calculation is presented in Note 12.

COMPREHENSIVE INCOME In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" which requires companies to report all changes in equity in a financial statement for the period in which they are recognized, except those resulting from investment by owners and distributions to owners. The Company has chosen to disclose
Comprehensive Income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statements of Shareholders' Equity and Comprehensive Income. Prior years have been reclassified to conform to the SFAS 130 requirements.

STOCK SPLIT In April 1996, Zytec's board of directors authorized a two-for-one stock split in the form of a 100% stock dividend distributed on June 3, 1996 to shareholders of record on May 20, 1996. Applicable per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates made by management include the provision for doubtful accounts receivable, inventory write-downs for potentially excess or obsolete inventory, restructuring charges, warranty reserves, and the amortization period for intangible assets. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluation.

ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities, which the Company is required to adopt effective January 1, 2000. SFAS 133 will require the Company to record all derivatives as either assets or liabilities in the Consolidated Statement of Financial Position and measure those instruments at fair value. The accounting for changes in the fair value depends on the intended use of the derivative and the resulting designation. The impact of SFAS 133 on the Company's financial statements will depend on a variety of factors, including future interpretative guidance from the FASB, the future level of forecasted and actual foreign currency transactions, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. However, given the Company's current use of derivatives and hedging activities, the Company does not believe the effect of adopting SFAS 133 will be material to its consolidated financial statements.

In March 1998, the Accounting Standards Executive Committee released Statement of Position 98-1, ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires companies to capitalize certain costs of computer software developed or obtained for internal use, provided that those costs are not research and development. In 1998, the Company adopted the guidelines established by SOP 98-1 in accounting for the costs of computer software developed or obtained for internal use in connection with its implementation of the ERP system.

RECLASSIFICATIONS Certain prior years' amounts have been reclassified to conform with the current year's presentation.

2. INVENTORIES

   The components of inventories are as follows ($000s):

                                                           1998        1997
                                                       ---------   ---------
      Raw materials                                     $30,737     $31,181
      Work in process                                    10,097      12,582
      Finished goods                                     21,626      15,900
                                                       ---------   ---------
      Inventories                                       $62,460     $59,663
                                                       =========   =========


3. PROPERTY, PLANT & EQUIPMENT

   Property, plant & equipment is comprised of the following ($000s):

                                                           1998        1997
                                                       ---------   ---------
    Land                                                 $2,509      $2,423
    Buildings and fixtures                               18,136      18,227
    Machinery and equipment                             105,950      77,812
    Leasehold improvements                                4,816       1,763
    Equipment,  furniture and  leasehold
     improvements under capital leases                   13,400      12,214
                                                       ---------   ---------
                                                        144,811     112,439

    Less accumulated depreciation and amortization       69,779      50,858
                                                       ---------   ---------
    Property, plant & equipment, net                    $75,032     $61,581
                                                       =========   =========

   Depreciation and amortization expense was $14,407,000, $11,525,000 and $8,840,000 in fiscal years 1998, 1997 and 1996, respectively.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

   The components of accounts payable and accrued liabilities are as follows ($000s):

                                                           1998        1997
                                                       ---------   ---------
      Accounts payable                                  $42,025     $36,790
      Accrued liabilities:
            Compensation and benefits                    13,543      14,875
            Income taxes payable                          8,296      14,071
            Warranty reserve                              4,897       3,457
            Restructuring reserve                         2,795           -
            Other                                        10,097      12,736
                                                       ---------   ---------
                                                        $81,653     $81,929
                                                       =========   =========

At January 1, 1999 and January 2, 1998, other accrued liabilities consisted primarily of accruals for commissions, advertising, professional fees, and other taxes.


5. BUSINESS COMBINATIONS

Zytec -- On December 29, 1997, Computer Products completed the merger with Zytec by exchanging approximately 14.1 million shares of its common stock for all the outstanding common stock of Zytec. Each share of Zytec was exchanged for 1.33 shares of the Company's common stock. In addition, outstanding Zytec employee stock options were converted at the same exchange factor into options to purchase up to approximately 3.9 million shares of the Company's common stock. All applicable share data have been retroactively restated in the consolidated financial statements. The merger constituted a tax-free reorganization and has been accounted for as a pooling-of-interests under Accounting Principles Board Opinion ("APB") No. 16. Accordingly, consolidated financial statements presented herein for periods prior to the merger have been restated to include the combined results of operations, financial position and cash flows of the merged companies.

There were no transactions between Computer Products and Zytec prior to the combination and certain adjustments were recorded in 1997 to conform Zytec's accounting policies to the Company's accounting policies. Differences in these practices prior to 1997 were deemed not to be material to the Company's financial statements. Certain reclassifications were made to the Zytec financial statements to conform to the Company's presentation.

Sales and earnings data for the separate companies and the combined amounts as presented in the consolidated financial statements are displayed in the table below ($000s). Since the merger was effective on December 29, 1997, the table reflects sales and earnings data for the entire 1997. Operations from December 29, 1997 to January 2, 1998 would not have had a material impact on the data presented for fiscal year 1997.

                               1997         1996
                            ----------   ----------
Sales
   Computer Products         $262,774     $207,563
   Zytec                      264,462      228,168
                            ----------   ----------
   Combined                  $527,236     $435,731
                            ==========   ==========
Net Income
   Computer Products          $20,089      $19,578
   Zytec                        9,731       10,481
                            ----------   ----------
   Combined                   $29,820      $30,059
                            ==========   ==========

In connection with the merger, in the fourth quarter of 1997, the Company recorded a charge to operating expenses of $3.0 million for direct transaction costs consisting primarily of fees for investment bankers, attorneys, accountants, financial printing and other related charges.

The ELBA Group -- On July 22, 1997, the Company acquired the Elba Group ("Elba"), a European designer, manufacturer and marketer of a wide range of both AC/DC and DC/DC power conversion products. The Company purchased Elba for 52 million Deutsche marks (approximately $28.5 million) in cash provided by two seven-year term loans from a financial institution. At the acquisition date, Elba had design, sales and manufacturing organizations in Oberhausen and Einsiedel, Germany; Chomutov, Czech Republic; and Etten-Leur, Netherlands. Elba also had sales offices in Pfaffikon, Switzerland; Vaulx-Milieu, France; and Chesterfield, United Kingdom.

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

                         Unaudited Combined Pro Forma Information
                              ($000s Except per Share Data)

                                           1997           1996
                                       -------------  -------------
Sales                                     $540,545      $462,366

Income from Continuing Operations           32,556        31,312
   Per share - basic                          0.89          0.89
   Per share - diluted                        0.81          0.83

Net Income                                  30,494        31,816
   Per share - basic                          0.83          0.90
   Per share - diluted                        0.76          0.84

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

Effective December 11, 1998, the Company sold Elba-electric-produktion s.r.o. (its Czech Republic division) to a third party for 20,000 Deutsche marks and the repayment of an intercompany loan with a balance of approximately $400,000. The results of operations of such division were not significant in relation to the Company's consolidated financial statements; accordingly pro forma disclosures have not been presented. In addition, the sales offices located in Pfaffikon, Switzerland; Vaulx-Milieu, France; and Chesterfield, United Kingdom were closed during 1998. Costs related to such facilities closures were included in the restructuring charge described in Note 6.

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

The acquisition was accounted for under the purchase method of accounting. Accordingly, $7.9 million, representing the excess of the purchase price over the estimated fair value of the net assets acquired, has been recorded as goodwill and is being amortized on a straight-line basis over a period of 20 years. Jeta's results of operations have been included in the Company's consolidated financial statements from the date of acquisition and are not significant in relation to the Company's consolidated financial statements. Accordingly, pro forma financial disclosures have not been presented.

Artesyn Hungary Electronics -- In March 1996, Zytec completed the acquisition of the outstanding stock of BHG Tatabanya Alkatrezsgyarto Kft. (formerly known as Zytec Hungary Elektronikai Kft). The $830,000 purchase price was paid in cash. This acquisition has been recorded using the purchase method of accounting. Artesyn Hungary's results of operations have been included in the Company's consolidated financial statements from the date of acquisition and are not significant in relation to the Company's consolidated financial statements. Accordingly, pro forma financial disclosures have not been presented.

6. RESTRUCTURING

During the first quarter of 1998, the Company recorded a $9.6 million pre-tax charge in connection with the Company's restructuring plan following its merger with Zytec. This amount is allocated in the accompanying Consolidated Statements of Operations as follows: $7.2 million to Restructuring Charge, as further described below, and $2.4 million to Cost of Sales, which relates principally to inventory write-offs of duplicate product development programs which were underway at CPI and Zytec prior to the merger. The restructuring charge relates primarily to the elimination of duplicate facilities in an effort to reduce costs pursuant to the Company's integration plan. Specific restructuring actions included the closure of certain domestic and foreign manufacturing and other facilities through the consolidation of manufacturing operations with corresponding personnel reductions, the realignment of the Company's workforce to eliminate duplicate functions particularly in administrative areas, and other related cost-savings actions.

The following table includes the components of the restructuring charge and related charge for inventory write-offs, the current year payments and other activities, and the remaining restructuring reserve balance of approximately $2.8 million which is included in accrued liabilities as of January 1, 1999 ($000s):

                                           Employee
                                          Termination         Asset         Facility       Product Line
                                            Benefits       Write-offs       Closures      Rationalization
                                         -------------     ------------    ----------     --------------
Restructuring provision /write-offs           $3,956           $1,231        $2,002              $2,411
Cash payments                                 (2,806)               -          (357)                  -
Non-cash activities                                -           (1,231)            -              (2,411)
                                         -------------     ------------    ----------     --------------
Reserve balance at January 1, 1999            $1,150       $        -        $1,645          $        -
                                         =============     ============    ==========     ==============


Employee  termination  benefits  primarily  represent  severance  pay and  other benefits associated with the elimination of approximately 360 positions worldwide, with more than 70% of the eliminated positions coming from the rationalization of certain duplicate manufacturing locations and sales offices in Europe and the remaining 30% relating to duplicate management and administrative personnel. In the latter part of 1998, the Company's revised its initial estimate of positions to be eliminated from 400 to 360. The revised estimated charges for employee termination benefits approximate the initial estimate. As of January 1, 1999, approximately 300 of the anticipated 360 positions had been eliminated worldwide.

The provision for the facility closures includes leasehold termination payments, service contracts obligations, and other exit costs associated with facilities closures discussed above.

As a result of such facilities closures, the Company evaluated whether related fixed assets (including duplicate management information systems and unusable manufacturing and testing equipment) had become impaired. The Company used an estimate of the related undiscounted cash flows over the remaining life of such machinery and equipment in measuring their recoverability and determined that such assets were permanently impaired. As a result, these fixed assets were written down to their net realizable value.

Total expected cash expenditures related to the restructuring charge are estimated to be approximately $6.0 million. With the exception of certain lease-related cash requirements, the remaining anticipated cash payments of approximately $2.8 million are expected to be paid during the first half of 1999.

7.  DISCONTINUED OPERATIONS

On April 17, 1997, the Company announced its intention to sell its Industrial Automation division, RTP Corp. ("RTP"), pursuant to a plan of disposal approved by the Board of Directors. Effective July 5, 1997, the Company sold substantially all of the assets of RTP to RT Acquisition Florida Corp. Proceeds from the sale included $2.0 million cash, a subordinated unsecured one-year note in the aggregate principal amount of approximately $2.2 million bearing interest at the prime rate, and the assumption of certain of RTP's liabilities. An estimated after-tax loss on the sale of approximately $1.7 million (net of income tax benefit of $1,152,000) was recorded in the first quarter of 1997 representing the estimated loss on the disposal of RTP's net assets and a pre-tax provision of $1,000,000 for expected operating losses during the phase-out period. The actual loss on disposal approximated the amount recorded in the first quarter of 1997.

RTP's sales from January 4, 1997 through its disposal date were $4,793,000. RTP sales in 1996 were $14,922,000. RTP's operating results are shown separately as discontinued operations in the accompanying Consolidated Statements of Operations.

8. LINE OF CREDIT

Effective December 31, 1998, the Company entered into a credit agreement with a syndicate of banks which provides a new three-year, multi-currency $200 million credit facility. The new revolving facility, which expires on December, 31 2001, replaces the Company's previous $20 million credit line. The agreement provides for various interest rate options on the facility based on London Interbank Offering Rates plus .625% and includes a fee of .20% on the unused balance, both payable quarterly. The agreement contains certain restrictive covenants that, among other things, require the Company to maintain certain financial ratios and limit the purchase, transfer or distribution of the Company's assets. The funds are to be used for the repayment of the Company's existing $46.4 million term loans and for other general corporate purposes. As of January 1, 1999, the Company had made no borrowings under the revolving credit facility and was in compliance with the agreement's covenants. On January 8, 1999, the existing term loans were repaid from borrowings under the new revolving credit facility. Any amounts outstanding under the revolver are due on December 31, 2001.

9. LONG-TERM DEBT AND CAPITAL LEASES

Long-term and capital lease obligations consist of the following ($000s):

                                                                            1998         1997
                                                                         --------     --------

    5.58% interest-bearing note (a)                                      $31,023      $28,921

    8.25% interest-bearing note (b)                                       15,400       19,800

    4.875% long-term investment loan due July 1, 2002 (c)                    611          713

    3.50% revolving credit loan (d)                                            -        3,562

    6.9% mortgage note (e)                                                     -        3,286

    3.875% notes payable (f)                                                   -        2,414

    Loan payable to bank (g)                                                   -        1,618

    Variable rate demand industrial development revenue bonds (h)              -          820

    Capital lease obligations (see Note 10)                                5,956        7,413
                                                                         --------     --------
                                                                          52,990       68,547
    Less current maturities                                                2,707       15,598
                                                                         --------     --------
    Long-term debt and capital leases                                    $50,283      $52,949
                                                                        ========     ========


(a) On July 15, 1997, the Company and one of its subsidiaries entered into two separate unsecured seven-year term loans with a bank providing an aggregate of 52 million Deutsche marks. The term loans bear interest at LIBOR plus .75% (see Note 17). Proceeds from the term loans were used to finance the Elba Group acquisition on July 22, 1997 (see Note 5). On January 8, 1999, the term loans were repaid from borrowings under the Company's new revolving credit facility (see Note 8).

(b) On April 4, 1995, the Company entered into an unsecured credit agreement with a bank that provided for a $25 million seven-year term loan. Proceeds from the term loan were used to redeem the Company's Debentures. The term loan bears interest at LIBOR plus .75% (see Note
         17). On January 8, 1999, the term loan was repaid from borrowings under the Company's new revolving credit facility (see Note 8).

(c) Interest is payable at 4.875% through June 30, 1999 after which it will be renegotiated. Principal payments are as follows: 900,000 Austrian Schillings due semi-annually on January 1 and July 1 of each year, with interest payable annually.

(d) The Company's Austrian subsidiary had a revolving credit loan with a bank for financing export sales. The agreement was renewable quarterly and bore interest at 3.5%. This revolving credit loan was repaid and terminated during 1998.

(e) On June 28, 1994, the Company obtained a $3,600,000 seven-year commercial mortgage loan from a bank at a fixed interest rate of 6.9% for the first three years, repriced thereafter at 250 basis points over the then prevailing four-year U.S. Treasury Index. The loan proceeds were used to provide additional working capital. Effective July 1, 1997, the loan agreement was amended to extend the interest rate of 6.9% through June 30, 1998. The note was repaid in June of 1998.

(f) Notes payable include various notes which matured and were repaid from January to April 1998. The interest rate on each of the notes was 3.875% during 1998.

(g) Loan payable to bank bore interest at rates ranging from 5% to 6.3% and was repaid during 1998.

(h) The interest rate on demand industrial revenue bonds was established weekly based on market conditions such that the market value of the bonds would remain equal to their principal value. The bonds were repaid during 1998.

Maturities of long-term debt, including amounts borrowed under the revolver (which has a mandatory repayment date of December 31, 2001) and excluding capital lease obligations, are as follows: $153,000 in 1999, $153,000 in 2000, $46,576,000 in 2001, and $152,000 in 2002.

The fair value of the debt and capital leases, based upon discounted cash flow analysis using current market interest rates, approximates its carrying value at January 1, 1999.

10.   LEASE OBLIGATIONS

Items under capital leases include certain equipment, furniture and leasehold improvements. The Company is also obligated under noncancelable operating leases for facilities and equipment that expire at various dates through 2005 and contain renewal options at favorable terms. Future minimum annual rental obligations and noncancelable sublease income are as follows ($000s):

                                       Capital     Operating     Sublease
   Year                                Leases       Leases        Income
------------------------------------------------   ----------   -----------

   1999                                  $3,022       $8,706        $2,432
   2000                                   2,046        8,284         2,432
   2001                                   1,453        7,469         2,432
   2002                                     100        7,037         2,432
   2003                                      64        6,064           396
   Thereafter                                61       12,924             -
                                     -----------   ----------   -----------
                                          6,746      $50,484       $10,124
                                                   ==========   ===========
  Less amount representing interest        (790)
                                     -----------
  Present   value  of  net  minimum
    lease payments                       $5,956
                                     ===========

Rental expense under operating leases amounted to $8,269,000, $6,133,000 and $6,395,000 in fiscal years 1998, 1997 and 1996, respectively. Sublease income was $2,257,000, $1,941,000 and $1,941,000 for fiscal years 1998, 1997 and 1996, respectively.

A lease liability has been recorded for a leased manufacturing facility no longer deployed in the Company's operations. Although the facility is being subleased, the future lease obligations exceed future sublease income, thereby creating a loss contract. The aggregate minimum annual rental obligations and sublease income under this lease have been included in the lease commitments table presented above. The lease liability is estimated based on contract provisions and historical and current market rates. This estimate can be materially affected by changes in market conditions. This lease liability is included in "other long-term liabilities" in the Consolidated Statements of Financial Condition and amounted to $4.4 million as of January 1, 1999.


11.   INCOME TAXES

The components of the provision for income taxes on income from continuing operations consist of the following ($000s):

                                       1998       1997         1996
                                     ---------   --------    -------
      Currently payable:
         Federal                      $8,872     $12,979      $4,410
         State                         2,173       2,129       2,424
         Foreign                       1,233       5,846       3,287
                                     ---------   --------    -------
      Total current                   12,278      20,954      10,121
                                     ---------   --------    -------
      Deferred provision:
         Federal                      (2,252)     (3,019)        612
         State                          (251)        140         134
         Foreign                       3,545        (516)     (2,834)
                                     ---------   --------    -------
      Total deferred                   1,042      (3,395)     (2,088)
                                     ---------   --------    -------
      Total provision for
       income taxes                  $13,320     $17,559      $8,033
                                     =========   ========    ========

The exercise of nonqualified stock options resulted in state and federal income tax benefits to the Company related to the difference between the fair market price of the stock at the date of exercise and the exercise price. In fiscal 1998, 1997 and 1996, the provision for income taxes excludes current tax benefits of $5,011,000, $3,163,000 and $1,934,000, respectively, related to the exercise of stock options credited directly to additional paid-in capital.

During fiscal 1996, the Company utilized tax loss carryforwards obtained in a prior business combination. The effect of utilizing these carryforwards was to reduce goodwill by approximately $606,000 in 1996.

Income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries, which approximated $68.3 million as of January 1, 1999, as the Company does not intend to repatriate such earnings.

The components of the Company's income from continuing operations before provision for income taxes consist of the following ($000s):

                                               1998         1997         1996
                                              -------      -------      -------

        U.S.                                  $25,240      $28,626      $25,157
        Foreign                                15,124       20,815       12,431
                                              -------      -------      -------
        Total income from continuing
          operations before income taxes      $40,364      $49,441      $37,588
                                              =======      =======      =======



The Company's effective tax rate differs from the U.S. statutory federal income tax rate due to the following:

                                                1998         1997         1996
                                              -------      -------      -------

        U.S. federal statutory tax rate         35.0%        35.0%        35.0%
        Foreign tax effects                     (1.3)        (2.3)        (1.8)
        Recognition  of deferred tax benefit
          of NOL carryforward                      -            -         (8.4)
        Permanent items -non-deductible          0.8          2.7          0.3
        Change in the valuation allowance       (4.2)        (5.2)       (10.8)
        Effect of AMT and state income taxes     2.2          5.1          6.9
        Other                                    0.5          0.2          0.2
                                              -------      -------      -------
        Effective income tax rate               33.0%        35.5%        21.4%
                                              =======      =======      =======

In May 1996, the Austrian government changed the treatment of net operating loss ("NOL") carryforwards by (a) suspending the use of NOLs during the years 1996 and 1997 retroactively to January 1, 1996 and (b) removing the time limitations on the use of the NOLs. In light of this new statute and based on the Company's assessment of the strong financial results of the Austrian operations, the Company recognized the deferred income tax benefit related to the Austrian NOL carryforwards. This resulted in a $2,626,000 net reduction of income taxes in the second quarter of 1996, comprised of a tax benefit of $3,175,000 relating to recognition of the deferred tax benefit offset by $549,000 in income tax expense resulting from the retroactive application of this tax law change to first and second quarter Austrian operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities as of January 1, 1999 and January 2, 1998 are as follows ($000s):

                                                              1998         1997
                                                           --------    ---------
      DEFERRED TAX ASSETS
      Net operating loss carryforwards                     $     -      $1,118
      Tax credit carryforwards                                   -       2,086
      Foreign net operating loss carryforwards                   -       2,665
      Lease liabilities                                      1,751       1,799
      Inventory reserves                                     2,604       2,558
      Other accrued liabilities                              5,283       3,430
      Allowance for bad debt                                   696         595
      Other                                                     33         402
                                                           --------    ---------
      Gross deferred tax assets                             10,367      14,653
      Valuation allowance                                        -      (4,851)
                                                           -------     --------
            Net deferred tax assets                        $10,367      $9,802
                                                           ========    =========
      DEFERRED TAX LIABILITIES
      Depreciation                                         $(1,708)    $(1,300)
      Amortization of goodwill                                (481)       (412)
      Other                                                 (2,498)     (1,528)
                                                           --------    ---------
            Deferred tax liabilities                       $(4,687)    $(3,240)
                                                           ========    =========

The valuation allowance at January 2, 1998 included approximately $3.2 million related to the exercise of stock options, which was recognized during fiscal 1998 and was credited directly to additional paid-in capital. During the year ended January 1, 1999, the valuation allowance was eliminated due to management's belief that it is more likely than not that future taxable income will be sufficient to utilize deferred tax assets of approximately $10.4 million. In assessing the likelihood of utilization of existing deferred tax assets, management has considered the historical results of operations and the current operating environment.

12. EARNINGS PER SHARE

The following data show the amounts used in computing earnings per share and the effects on income and the weighted-average number of shares of potentially dilutive common stock. The number of shares used in the calculation for 1996 reflects a two-for-one stock split of Zytec's shares occurring on June 3, 1996. Also, the number of shares used in the calculation for fiscal years 1997 and 1996 was adjusted to reflect the additional shares issued pursuant to the merger with Zytec at a conversion ratio of 1.33. The reconciliation of the numerator and denominator of the EPS calculation is presented below (000s except per share data):


                                           1998            1997             1996
                                        -----------     -----------      -----------
Basic EPS
  Income from continuing operations       $27,044        $31,882          $29,555
                                        -----------     -----------      -----------
  Weighted average shares                  38,369         36,650           35,375
                                        -----------     -----------      -----------
  Per share - basic                       $  0.70        $  0.87          $  0.84
                                        ===========     ===========      ===========

Diluted EPS
  Income from continuing operations       $27,044        $31,882          $29,555
  Add: after-tax interest on
        convertible note                        -            548                -
                                         ---------      ----------        ----------
                                          $27,044        $32,430          $29,555
                                        ----------     -----------      -----------

  Weighted average shares                  38,369         36,650           35,375
  Effect of dilutive items:
    Stock options                           2,266          2,837            2,495
    Convertible note                            -          1,167                -
                                        -----------     -----------      -----------
                                           40,635         40,654           37,870
                                        -----------     -----------      -----------
  Per share- diluted                      $  0.67        $  0.80         $   0.78
                                        ===========     ===========      ==========
Antidilutive weighted options                 723            167              433
                                        ===========     ===========      ===========

The above antidilutive weighted options to purchase shares of common stock were not included in computing diluted earnings per share because their effects were antidilutive for the respective periods.

13.   COMMITMENTS AND CONTINGENCIES

Grant Agreements

In prior years, the Company received grant assistance, under grant agreements, from the Industrial Development Authority (" IDA") of Ireland in connection with the Company's establishment of its Irish manufacturing operations. The funds received reduced the cost of the facility and equipment and operating expenses. In October 1997, the Company entered into a new grant agreement whereby the IDA granted the sum of approximately $3.0 million to the Company in consideration for the Company providing employment for a given number of Irish citizens, over a three-year period. As of January 1, 1999, the Company had received approximately $230,000 of the $3.0 million grant. The funds reduced operating expenses incurred in connection with the expansion of the Company's operations in Ireland. In the event of noncompliance with certain terms and conditions of the above-mentioned grant agreements, the Company may be required to repay approximately $2.7 million of funds received to date from prior grants. Management believes that noncompliance with the agreements is unlikely.

Legal Proceedings

The Company is a party to various legal proceedings which have arisen in the ordinary course of business. While the results of these matters cannot be predicted with certainty, the Company believes that losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position.

Purchase Commitments

The Company has long-term relationships pertaining to the purchase of certain raw materials with various suppliers through December 31, 1999. These purchase commitments are not expected to exceed usage requirements.

14.   STOCK REPURCHASES

On July 22, 1998, the Company's Board of Directors authorized a share repurchase program to purchase up to 4.0 million shares of the Company's common stock in the open market or in privately-negotiated transactions, depending on market conditions and other factors. As of January 1, 1999, the Company repurchased and retired 1,211,500 shares of its common stock for a total of approximately $19.4 million in cash. The excess of the cost of shares repurchased over par value was allocated to additional paid-in capital based on the pro rata share amount of additional paid-in capital for all shares with the difference charged to retained earnings.

During fiscal 1996, the Company repurchased and retired a total of 197,000 shares of its common stock pursuant to a share buy-back plan announced in May 1995. The Company did not repurchase any shares during 1997. The excess of the cost of shares repurchased over par value was allocated to additional paid-in capital based on the pro rata share amount of additional paid-in capital for all shares with the difference charged to retained earnings. In September 1997, the Company terminated such stock repurchase program.

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

The Company established the PEP plan in 1990 under which it had reserved 3,000,000 shares of common stock for granting of either incentive or nonqualified stock options to key employees and officers. The Company increased authorized shares under the PEP plan to 5,950,000 in 1997. Both incentive or nonqualified stock options have been granted at prices not less than the fair market value on the date of grant as determined by the Company's Board of Directors. The maximum term of the options is 10 years, although some options have been granted with a five-year term. Beginning with grants made in 1995, the majority of the options become exercisable after the price of the Company's common stock achieves certain levels for specified periods of time or upon the passage of a certain number of years from the date of grant. For grants made prior to 1995, options vest at the rate of 25% per year beginning one year from the date of grant. As of January 1, 1999, 842,262 stock options were reserved for future grants.

The Zytec stock options outstanding at the date of the merger were converted to the Company's stock options. The Zytec option activity and share prices have been restated, for all years presented, to the Company's equivalents using the exchange ratio of 1.33 shares of the Company's common stock to one share of Zytec common stock. Zytec existing options generally expire six years from the date of grant, or three months after termination of employment, if earlier. Options vest at the rate of 20% per year beginning one year from the date of grant. No additional grants from the Zytec plans are allowed to be made after December 29, 1997.

OUTSIDE DIRECTORS STOCK OPTION PLANS The Company established an Outside Directors Stock Option Plan in 1986 under which it authorized and reserved 250,000 shares of common stock for granting of nonqualified stock options to directors of the Company who are not employees of the Company at exercise prices not less than the fair market value on the date of grant. The plan was replaced by the 1990 Outside Directors Stock Option Plan under which the Company initially authorized and reserved 250,000 shares. The Company increased authorized shares under such plan to 500,000 in 1996. Effective in 1996, upon initial election or appointment to the Board of Directors and each year thereafter, outside directors shall receive an option to purchase 10,000 shares of common stock provided that they own a given number of shares of common stock of the Company based on a formula as defined in the plan. The options granted under both Outside Directors plans fully vest on the one-year anniversary of the date of grant. As of January 1, 1999, 20,000 stock options were reserved for future grants. Management is requesting shareholder approval at its next annual shareholders' meeting in May 1999 to increase the number of stock options authorized under the Outside Directors Stock Option Plan.

The Company applies APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations with supplemental disclosures in accounting for stock-based compensation. In accordance with APB 25, as the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation cost has been recognized for its fixed stock option plans. Pro forma information regarding net income and earnings per share is required by SFAS 123 "Accounting for Stock-Based Compensation" and has been determined as if the Company had accounted for its employee and outside directors stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                      1998          1997            1996
                                -----------     ---------     -----------

Risk-free interest rate               5.3%          6.2%            6.0%
Dividend yield                           -             -               -
Expected volatility                    70%           63%             52%
Expected life                    2.7 years     3.2 years       3.4 years

The Company's pro forma information follows ($000s except per share data):

                                           1998          1997           1996
                                       ---------     ---------     ----------

 Net Income          As reported        $27,044       $29,820        $30,059
                                       =========     =========     ==========
                     Pro forma          $19,993       $24,028        $27,354
                                       =========     =========     ==========

EPS - Basic          As reported         $ 0.70       $  0.81        $  0.85
                                       =========     =========     ==========
                     Pro forma           $ 0.52       $  0.66        $  0.77
                                       =========     =========     ==========

EPS- Diluted         As reported         $ 0.67        $ 0.75         $ 0.79
                                        =========     =========     ==========
                     Pro forma           $ 0.50        $ 0.61         $ 0.72
                                        =========     =========     ==========


The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of future results. SFAS 123 does not apply to awards prior to 1995.

The following table summarizes activity under all plans for the years ended 1998, 1997 and 1996:

                                                 1998                       1997                      1996
                                        ------------------------    ----------------------    ----------------------
                                                      Weighted-                 Weighted-                 Weighted-
                                                       Average                   Average                   Average
                                                      Exercise                  Exercise                  Exercise
                                          Options       Price        Options      Price        Options      Price
                                        ------------- ----------    ----------- ----------    ----------- ----------
Options outstanding, beginning of year  6,178,804      $10.53        4,808,247   $  6.51       4,163,603   $  2.77
       Options granted                  1,266,000       16.61        2,876,493     14.99       2,345,771     10.81
       Options exercised                 (712,784)       6.49       (1,055,662)     4.43      (1,403,047)     2.70
       Options canceled                  (345,823)      13.91         (450,274)    10.36        (298,080)     6.08
                                        ----------  ----------      ----------- ---------    -----------  ---------

Options outstanding, end of year        6,386,197      $12.01        6,178,804    $10.53       4,808,247   $  6.51
                                        ==========                  ===========               ===========

Options exercisable, end of year        2,763,093                    1,947,762                 1,787,520
                                        ==========                  ===========               ===========

Weighted-average fair value of
 options granted during the year             $7.88                       $6.87                      $4.42
                                        ===========                 ===========               ===========



The following table summarizes information about stock options outstanding at January 1, 1999:

                                          Options Outstanding                                 Options Exercisable
                        --------------------------------------------------------      ----------------------------------
                                                Weighted-
                                                 Average
                                                Remaining           Weighted-                                Weighted-
     Range of               Number          Contractual Life         Average               Number             Average
     Exercise            Outstanding             (Years)            Exercise            Exercisable        Exercise Price
      Prices              at 1/1/99                                   Price              at 1/1/99
-------------------    -----------------    ------------------    --------------       ---------------     ---------------
    $0.75 -   4.32            1,316,071           3.01                    $ 3.12              851,798             $  2.77
     4.38 -   9.59            1,547,659           4.30                      8.51              552,834                6.96
     10.38 - 15.75            1,085,963           4.99                     13.02              326,087               12.99
     16.00 - 16.00            1,172,940           5.44                     16.00              373,350               16.00
     16.44 - 27.50            1,077,354           7.48                     19.49              622,582               18.28
     29.50 - 29.56              186,210           4.90                     29.56               36,442               29.56
                       -----------------                                               ---------------
    $ 0.75 - 29.56            6,386,197           4.91                   $ 12.01            2,763,093             $ 10.45
                       =================                                               ===============


EMPLOYEE STOCK PURCHASE PLANS In May 1996, the Company's Board of Directors established an employee stock purchase plan effective July 1, 1996 that allows substantially all employees to purchase shares of the Company's common stock. Under the terms of the plan, eligible employees may purchase shares of common stock through the accumulation of payroll deductions of at least 2% and up to 6% of their base salary. The purchase price is an amount equal to 85% of the market price determined on the tenth trading day following each three-month offering period. The Company's policy is to purchase these shares on the market rather than issue them from treasury; therefore, the 15% employee discount is currently being recognized as compensation expense. Such amounts were not significant in fiscal years 1998, 1997 and 1996. Employees purchased 51,997, 17,864 and 8,707 shares in 1998, 1997 and 1996, respectively.

On October 9, 1996, Zytec's shareholders approved a stock purchase plan allowing substantially all of Zytec's employees to purchase, through payroll deductions, newly issued shares of Zytec's common stock. The plan allowed Zytec's employees to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each calendar quarter. Employees purchased 71,742 shares in 1997 at purchase prices ranging from $9.03 to $22.41. No shares were issued in 1996. The plan was terminated effective December 29, 1997. Under SFAS 123, compensation cost of approximately $286,000 was recognized in 1997 for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following weighted-average assumptions for 1997: risk-free interest rate of 5.73%, dividend yield of 0%, expected volatility of 69% and expected life of .25 years. The weighted-average fair value of the purchase rights granted in 1997 was $5.03.

16.   EMPLOYEE BENEFIT PLANS

The Company provides retirement benefits to its employees through the Computer Products Inc. Employees' Thrift and Savings Plan (the "Plan"). As allowed under
Section 401(k) of the Internal Revenue Code, the Plan provides tax deferred salary deductions for eligible employees. The Plan permits substantially all United States employees to contribute up to 15% of their base compensation (as defined) to the Plan, limited to a maximum amount as set by the Internal Revenue Service. The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan. Costs charged to operations for matching contributions were approximately $580,000, $444,000, and $400,000, respectively, for fiscal 1998, 1997, and 1996. Effective January 1, 1999, the Plan name was changed to Artesyn Technologies, Inc. Employees' Thrift and Savings Plan.

The Company also had a defined contribution 401(k) plan covering substantially all domestic employees of the former Zytec. The Company's matching contributions to the plan were based on employee contributions to the plan. Costs charged to operations were $835,000, $657,000, and $424,000, respectively, for fiscal 1998, 1997, and 1996. Effective December 31, 1998, this plan was terminated and funds were transferred into the Company's Employees' Thrift and Savings Plan.

During 1998, the Company established a noncontributory profit-sharing plan covering substantially all North America employees. The Company contributed approximately $157,000 to such plan in 1998.

In April 1996, Zytec's board of directors established a noncontributory profit-sharing plan covering substantially all Zytec employees. The plan was effective July 1, 1996. The Company contributed $1.3 million to such plan in 1997. No contributions were made to such plan in 1996. Effective December 29, 1997, this plan was terminated.

Substantially all employees of the Company's Austrian subsidiary are entitled to benefit payments under a severance plan. The benefit payments are based primarily on the employees' salaries and the number of years of service and are paid upon the employees' voluntary retirement. At January 1, 1999 and January 2, 1998, the Company had recorded a liability of $924,000 and $681,000, respectively, related to this severance plan. The Company recorded $261,000, $260,000 and $106,000 in severance expense during 1998, 1997, and 1996, respectively. The Company has invested in Austrian bonds of $344,000 and $294,000 at January 1, 1999 and January 2, 1998, respectively, to partially fund the severance plan as required by Austrian law.

17. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS Foreign Exchange Instruments The Company utilizes derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency market exposures of underlying assets and liabilities. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the applicable period.

The Company transacts business in various foreign currencies, primarily Irish punt, Deutsche mark, Austrian schilling, Japanese yen and other European currencies. The Company has established balance sheet hedging programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates. At January 1, 1999, the Company's outstanding notional amount for currency forward contracts was approximately $12.8 million maturing in three to six months. At January 2, 1998, the Company held $6.6 million of forward currency exchange contracts. The amount of any gain or loss on these contracts for fiscal years 1998, 1997 and 1996 was not material. Deferred gains or losses attributable to the foreign currency instruments are not material.

Interest Rate Instruments -- On July 14, 1997, the Company entered into two interest rate swap agreements with a bank pursuant to which it exchanged its floating rate interest obligations on the aggregate 52 million Deutsche marks notional principal loan amount for a fixed rate payment obligation of 5.58% per annum for a seven-year period beginning August 1, 1997. The fixing of the interest rates for these periods offsets the Company's exposure to the uncertainty of floating interest rates during the term of the loans. The differential paid or received on these interest rate swaps is recognized as an adjustment to interest expense. Pursuant to the Company entering into the $200 million credit agreement with a syndicate of banks, on January 8, 1999, such swaps were amended to apply to $31.0 million of the current outstanding balance under the new agreement (see Note 8).

In May 1995, the Company entered into an Interest Rate Collar Agreement with a bank, which set boundaries for the interest payment terms on its $25 million term loan. The agreement placed a ceiling of 9.75% on the Company's floating rate option in exchange for the bank's ability to elect a fixed rate option of 8.25%. In June 1995, the bank exercised its option to receive interest at the fixed rate for the remaining term of the loan. The differential paid or received on these interest rate swaps is recognized as an adjustment to interest expense. Pursuant to the Company entering into the $200 million credit agreement with a syndicate of banks, on January 8, 1999, such swap was amended to apply to $15.4 million of the current outstanding balance under the new agreement (see Note 8).

The Company enters into various other types of financial instruments in the normal course of business. Fair values for certain financial instruments are based on quoted market prices. For other financial instruments, fair values are based on the appropriate pricing models, using current market information. The amounts ultimately realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments. Fair values of cash and equivalents, accounts receivable, accounts payable, other current liabilities and debt reflected in the January 1, 1999 and January 2, 1998 Consolidated Statements of Financial Condition approximate carrying value at those dates.

CONCENTRATION OF CREDIT RISK Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents, trade accounts receivable and financial instruments used in hedging activities. The Company's cash management and investment policies restrict investments to low-risk, highly-liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company sells its products to customers in various geographical areas. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses traditionally have been within management's expectations and have not been material in any year. As of January 1, 1999 and January 2, 1998, management believes the Company had no significant concentrations of credit risk.

18.   BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which was adopted by the Company in 1998. SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

The Company operates in one industry segment encompassing the design, development, manufacture, sale and service of electronic products and subsystems The Company sells its products directly to OEMs and also to a network of industrial and retail distributors throughout the world. The Company's principal markets are in the United States, Europe and Asia-Pacific, with the United States and Europe being the largest based on sales. The Company's principal market focus is on the communications industry. Sales are in US dollars and certain European currencies. Intercompany sales are in US dollars and are based on cost plus a reasonable profit.

As the Company operates and tracks its results in one operating segment, certain disclosure requirements are not applicable. Information about the Company's operations in different geographical regions is shown below. Sales are attributed to geographical areas based on selling location, and long-lived assets consist of property, plant and equipment ($000s):

                                           1998          1997           1996
                                         ----------    ----------     ---------
   SALES
      United States                      $356,922      $339,506       $296,299
      Austria                              83,261        80,136         58,240
      Ireland                              40,045        57,165         47,183
      Hong Kong/PRC                        31,443        39,753         34,009
      Other foreign countries              20,721        10,676              -
                                         ----------    ----------     ---------
         Total sales                     $532,392      $527,236       $435,731
                                         ==========    ==========     =========

   LONG-LIVED ASSETS
      United States                       $36,841       $27,894        $24,277
      Austria                               9,172         6,829          4,098
      Ireland                               6,157         6,309          6,147
      Hong Kong/PRC                        20,025        17,509         14,149
      Other foreign countries               2,837         3,040              -
                                         ----------    ----------     ---------
         Total long-lived assets          $75,032       $61,581        $48,671
                                        ==========    ==========     =========


The following table includes sales to customers in excess of 10% of total sales:

                                           1998          1997           1996
                                         ----------    ----------     ---------

             Customer  A                    17%           15%            14%
             Customer  B                    11%            9%             2%
             Customer  C                    10%            6%             4%

19.SELECTED  CONSOLIDATED  QUARTERLY  DATA  (UNAUDITED)
($000s Except Per Share Data)

                                              FIRST      SECOND       THIRD      FOURTH
                                            QUARTER     QUARTER     QUARTER     QUARTER
                                          ----------  ----------  ----------  ----------
FISCAL 1998

Sales                                      $147,178    $121,824    $124,582    $138,808
Gross profit                                 35,810      32,422      34,033      34,854
Net income                                    3,236       6,175       8,000       9,633
   Per share  - basic                          0.08        0.16        0.21        0.25
           - diluted                           0.08        0.15        0.20        0.24

Stock price per common share

   High                                       26.63       26.88       19.25       19.63
   Low                                        18.88       12.88       13.75       11.75

FISCAL 1997

Sales                                      $114,463    $130,878    $133,744    $148,151
Gross profit                                 29,556      35,798      36,292      35,887
Income from continuing operations             7,076      10,437      10,383       3,986
   Per share  - basic                          0.20        0.29        0.28        0.11
          - diluted                            0.19        0.26        0.25        0.10
Net income                                    5,014      10,437      10,383       3,986
   Per share  - basic                          0.14        0.29        0.28        0.11
          - diluted                            0.13        0.26        0.25        0.10

Stock price per common share

   High                                       18.75       25.25       33.44       30.88
   Low                                        13.75       13.75       23.25       14.56


Net income for the first quarter of 1998 includes a $7.2 million pre-tax restructuring charge and a $2.4 million charge to cost of sales related principally to inventory write-offs of duplicate product development programs following the merger with Zytec. Net income for the fourth quarter of 1997 includes direct merger costs of $3.0 million.

Quarterly sales and gross profit amounts exclude sales and gross profits of RTP Corp., which the Company classified as discontinued operations in the first quarter of 1997.

Data in the above table are presented on a 13-week period.

The sum of the quarterly earnings per share amounts differs from those reflected in the Company's consolidated statements of operations due to the weighting of common and common equivalent shares outstanding during each of the respective periods.

The Company's common stock is traded on The Nasdaq Stock MarketSM under the symbol ATSN. As of January 1, 1999, there were approximately 14,400 shareholders consisting of record holders and individual participants in security position listings. To date, the Company has not paid any cash dividends on its capital stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Artesyn Technologies, Inc. :

We have audited the accompanying consolidated statements of financial condition of Artesyn Technologies, Inc. (a Florida corporation, formerly named Computer Products, Inc.) and subsidiaries as of January 1, 1999 and January 2, 1998, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three fiscal years in the fiscal period ended January 1, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the statements of operations, shareholders' equity and cash flows for the fiscal year ended January 3, 1997 of Zytec Corporation, a company acquired on December 29, 1997 in a transaction accounted for under the pooling-of-interests method of accounting, as discussed in Note 5. Such statements are included in the consolidated financial statements of Artesyn Technologies, Inc. and reflect total sales of 52% in fiscal 1996 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Zytec Corporation, is based solely upon the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Artesyn Technologies, Inc. and subsidiaries as of January 1, 1999 and January 2, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the fiscal period ended January 1, 1999 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
January 22, 1999.


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

The Company's management maintains an effective system of internal control that is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The system is continuously monitored by direct management review and by internal auditors who conduct an extensive program of audits throughout the company. The Company selects and trains qualified people who are provided with and expected to adhere to the Company's standards of business conduct. These standards, which set forth the highest principles of business ethics and conduct, are a key element of the Company's control system. Additionally, our independent certified public accountants, Arthur Andersen LLP, obtain a sufficient understanding of the internal control structure in order to plan and complete the annual audit of the Company's consolidated financial statements.

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

JOSEPH M. O'DONNELL
Co-Chairman of the Board, President and Chief Executive Officer

RICHARD J. THOMPSON
Vice President, Finance and Chief Financial Officer

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

As noted above, the foregoing discussion and the letter to shareholders may include forward-looking statements which involve risks and uncertainties. In addition, the Company identified the following risk factors that could affect its actual results and cause them to differ materially from those in the forward-looking statements.

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

RELIANCE ON CUSTOMERS Sales to three customers accounted for approximately 17%, 11% and 10%, respectively, of sales in 1998. Decisions by a small number of customers to defer their purchasing decisions or to purchase products elsewhere could have a material adverse effect on the business, results of operations and financial condition of the Company.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS The Company has experienced erratic quarterly growth in sales as a result of economic turmoil in Asia and South America, as well as widespread customer inventory reductions. Due to the rapidly changing nature of the markets for its products, as well as the likelihood of increased competition, there can be no assurance that the Company's sales and operating results will resume their past growth rates. If sales are below expectations in any given quarter, the adverse impact of any shortfall on the operating results of the Company may be magnified to the extent the Company is unable to adjust spending to compensate for the shortfall. Accordingly, there can be no assurance that the Company will be able to sustain profitability in the future, particularly on a quarter-to-quarter basis.

COMPETITION; INCREASED COMPETITION DUE TO INDUSTRY CONSOLIDATION The industry in which the Company competes is highly competitive and characterized by increasing customer demands for product performance, shorter manufacturing cycles and lower prices. These trends result in frequent introductions of new products with added capabilities and features and continuous improvements in the relative price/performance of the products. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could adversely affect the Company's results of operations and financial condition. The Company's principal competitors include Lucent Technologies, Delta Product and Astec (BSR) plc. Certain of the Company's major competitors have also been engaged in merger and acquisition transactions. Such consolidations by competitors are likely to create entities with increased market share, customer bases, technology and marketing expertise, sales force size, and/or proprietary technology. These developments may adversely affect the Company's ability to compete in such markets.

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

RISKS RELATED TO FOREIGN MANUFACTURING OPERATIONS The Company manufactures a significant amount of its products in foreign locations. Approximately 30% of the Company's 1998 sales were from products manufactured in Asia-Pacific, 28% from products manufactured in Europe and the remaining 42% from domestic operations.

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

VOLATILITY OF STOCK PRICE The market price of the Company's common stock has been, and, may continue to be, relatively volatile. Factors such as new product announcements by the Company, its customers or its competitors, quarterly fluctuations in operating results, challenges associated with integration of businesses and general conditions in the markets in which the Company competes, such as a decline in industry growth rates, may have a significant impact on the market price of the Company's common stock. These conditions, as well as factors which generally affect the market for stocks of technology companies, could cause the price of the Company's common stock to significantly fluctuate over relatively short periods.